INTERIM REPORT
For the six months ended
June 30, 2025

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
as at June 30, 2025 and December 31, 2024
(unaudited - US$ millions)

	Notes	June 30, 2025	December 31, 2024
Assets
Holding company cash and investments (including assets pledged for derivative obligations – $216.7; December 31, 2024 – $193.6)	5	3,044.9	2,502.7
Insurance contract receivables		797.1	780.4

Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $744.7; December 31, 2024 – $1,240.7)	5	10,038.9	7,620.5
Bonds (cost $37,613.3; December 31, 2024 – $37,852.9)	5	37,800.2	37,390.3
Preferred stocks (cost $956.5; December 31, 2024 – $944.6)	5	2,593.3	2,365.0
Common stocks (cost $7,859.2; December 31, 2024 – $7,116.1)	5	8,632.9	7,464.2
Investments in associates (fair value $9,750.1; December 31, 2024 – $8,144.8)	5, 6	7,914.5	7,153.3
Derivatives and other invested assets (cost $1,019.0; December 31, 2024 – $903.9)	5, 7	1,067.0	1,159.7
Assets pledged for derivative obligations (cost $111.5; December 31, 2024 – $154.8)	5	112.6	150.8
Fairfax India cash, portfolio investments and associates (fair value $3,420.2; December 31, 2024 – $3,163.3)	5, 6	2,152.2	1,916.6
		70,311.6	65,220.4

Reinsurance contract assets held	9	11,094.0	10,682.6
Deferred income tax assets		355.4	325.0
Goodwill and intangible assets		8,425.6	8,278.2
Other assets		9,541.0	8,988.0
Total assets		103,569.6	96,777.3

Liabilities
Accounts payable and accrued liabilities		6,124.7	6,078.3
Derivative obligations	5, 7	340.4	356.9
Deferred income tax liabilities		1,955.0	1,714.0
Insurance contract payables		1,053.0	923.0
Insurance contract liabilities	8	50,883.8	47,602.2
Borrowings – holding company and insurance and reinsurance companies	11	10,008.6	8,858.2
Borrowings – non-insurance companies	11	3,207.8	2,895.5
Total liabilities		73,573.3	68,428.1

Equity	12
Common shareholders’ equity		25,013.5	22,959.8
Preferred stock		756.1	1,108.2
Shareholders’ equity attributable to shareholders of Fairfax		25,769.6	24,068.0
Non-controlling interests		4,226.7	4,281.2
Total equity		29,996.3	28,349.2
		103,569.6	96,777.3

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and six months ended June 30, 2025 and 2024
(unaudited - US$ millions except per share amounts)

		Second quarter		First six months
	Notes	2025	2024	2025	2024
Insurance
Insurance revenue	16	7,735.2	7,493.5	15,217.9	15,180.3
Insurance service expenses	17	(6,320.2)	(6,146.5)	(12,922.2)	(12,399.1)
Net insurance result		1,415.0	1,347.0	2,295.7	2,781.2
Cost of reinsurance		(1,333.2)	(1,547.1)	(2,662.9)	(3,146.8)
Recoveries of insurance service expenses	17	919.8	1,223.7	1,974.5	2,426.4
Net reinsurance result		(413.4)	(323.4)	(688.4)	(720.4)
Insurance service result	16	1,001.6	1,023.6	1,607.3	2,060.8
Other insurance operating expenses	16, 17	(292.5)	(282.1)	(562.1)	(527.9)
Net finance expense from insurance contracts	10	(398.7)	(296.5)	(1,212.1)	(566.7)
Net finance income from reinsurance contract assets held	10	100.2	91.8	309.0	196.0
		410.6	536.8	142.1	1,162.2
Investment income
Interest and dividends	5	666.3	614.0	1,272.8	1,203.8
Share of profit of associates	6	130.7	221.4	259.3	349.1
Net gains on investments	5	952.0	241.6	2,008.1	183.1
		1,749.0	1,077.0	3,540.2	1,736.0
Other revenue and expenses
Non-insurance revenue		2,181.0	1,538.1	4,270.4	3,052.3
Non-insurance expenses	17	(2,061.1)	(1,484.6)	(4,208.8)	(2,984.9)
Interest expense		(207.4)	(160.4)	(397.8)	(311.9)
Corporate and other expenses	17	(118.1)	(95.7)	(226.4)	(186.4)
		(205.6)	(202.6)	(562.6)	(430.9)
Earnings before income taxes		1,954.0	1,411.2	3,119.7	2,467.3
Provision for income taxes	14	(352.1)	(355.4)	(564.8)	(641.8)
Net earnings		1,601.9	1,055.8	2,554.9	1,825.5

Attributable to:
Shareholders of Fairfax		1,436.7	915.4	2,382.4	1,691.9
Non-controlling interests		165.2	140.4	172.5	133.6
		1,601.9	1,055.8	2,554.9	1,825.5

Net earnings per share		$66.34	$40.18	$112.40	$73.36
Net earnings per diluted share		$61.61	$37.18	$104.26	$67.94
Cash dividends paid per share		$—	$—	$15.00	$15.00
Shares outstanding (000) (weighted average)		21,569	22,479	21,609	22,727

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and six months ended June 30, 2025 and 2024
(unaudited – US$ millions)

	Second quarter		First six months
	2025	2024	2025	2024

Net earnings	1,601.9	1,055.8	2,554.9	1,825.5

Other comprehensive income (loss), net of income taxes

Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign subsidiaries	356.1	(89.9)	406.2	(318.3)
Gains (losses) on hedge of net investment in Canadian subsidiaries	(119.1)	19.0	(117.5)	73.5
Gains (losses) on hedge of net investment in European operations	(69.9)	5.4	(103.2)	24.5
Share of other comprehensive income (loss) of associates, excluding net losses on defined benefit plans	179.9	(21.1)	272.6	(43.8)
Other	1.0	(1.4)	1.6	(0.4)
	348.0	(88.0)	459.7	(264.5)
Net unrealized foreign currency translation losses on associates reclassified to net earnings	0.2	0.1	1.1	0.3
	348.2	(87.9)	460.8	(264.2)
Items that will not be subsequently reclassified to net earnings
Net gains on defined benefit plans	4.5	23.0	3.9	37.2
Share of net losses on defined benefit plans of associates	(0.9)	—	(1.9)	(1.3)
Other	—	(0.1)	—	12.7
	3.6	22.9	2.0	48.6
Other comprehensive income (loss), net of income taxes	351.8	(65.0)	462.8	(215.6)

Comprehensive income	1,953.7	990.8	3,017.7	1,609.9

Attributable to:
Shareholders of Fairfax	1,775.9	855.4	2,832.3	1,505.7
Non-controlling interests	177.8	135.4	185.4	104.2
	1,953.7	990.8	3,017.7	1,609.9

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the six months ended June 30, 2025 and 2024
(unaudited - US$ millions)

	Common shares	Treasury shares at cost	Share-based payments and other reserves	Retained earnings	Accumulated other comprehensive income (loss)	Common shareholders’ equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non-controlling interests	Total equity
Balance as of January 1, 2025	5,662.2	(1,038.8)	732.9	18,987.5	(1,384.0)	22,959.8	1,108.2	24,068.0	4,281.2	28,349.2
Net earnings for the period	—	—	—	2,382.4	—	2,382.4	—	2,382.4	172.5	2,554.9
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation gains (losses) on foreign subsidiaries	—	—	—	—	409.8	409.8	—	409.8	(3.6)	406.2
Losses on hedge of net investment in Canadian subsidiaries	—	—	—	—	(117.5)	(117.5)	—	(117.5)	—	(117.5)
Losses on hedge of net investment in European operations	—	—	—	—	(103.2)	(103.2)	—	(103.2)	—	(103.2)
Share of other comprehensive income of associates, excluding net losses on defined benefit plans	—	—	—	—	255.6	255.6	—	255.6	17.0	272.6
Net unrealized foreign currency translation losses on associates reclassified to net earnings	—	—	—	—	1.1	1.1	—	1.1	—	1.1
Net gains (losses) on defined benefit plans	—	—	—	—	4.1	4.1	—	4.1	(0.2)	3.9
Share of net losses on defined benefit plans of associates	—	—	—	—	(0.9)	(0.9)	—	(0.9)	(1.0)	(1.9)
Other	—	—	—	—	0.9	0.9	—	0.9	0.7	1.6
Issuances for share-based payments	—	101.5	(97.3)	—	—	4.2	—	4.2	—	4.2
Purchases and amortization for share-based payments	—	(132.3)	88.4	—	—	(43.9)	—	(43.9)	—	(43.9)
Redemptions and purchases for cancellation (note 12)	(63.6)	—	—	(297.3)	—	(360.9)	(352.1)	(713.0)	—	(713.0)
Common share dividends	—	—	—	(343.6)	—	(343.6)	—	(343.6)	(86.3)	(429.9)
Preferred share dividends	—	—	—	(14.7)	—	(14.7)	—	(14.7)	—	(14.7)
Net changes in capitalization	—	—	(34.5)	(4.4)	0.5	(38.4)	—	(38.4)	(185.8)	(224.2)
Other	—	—	—	(0.8)	19.5	18.7	—	18.7	32.2	50.9
Balance as of June 30, 2025	5,598.6	(1,069.6)	689.5	20,709.1	(914.1)	25,013.5	756.1	25,769.6	4,226.7	29,996.3

Balance as of January 1, 2024	5,995.9	(906.7)	612.7	16,875.3	(962.2)	21,615.0	1,335.5	22,950.5	4,750.4	27,700.9
Net earnings for the period	—	—	—	1,691.9	—	1,691.9	—	1,691.9	133.6	1,825.5
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation losses on foreign subsidiaries	—	—	—	—	(286.1)	(286.1)	—	(286.1)	(32.2)	(318.3)
Gains on hedge of net investment in Canadian subsidiaries	—	—	—	—	73.5	73.5	—	73.5	—	73.5
Gains on hedge of net investment in European operations	—	—	—	—	24.5	24.5	—	24.5	—	24.5
Share of other comprehensive loss of associates, excluding net losses on defined benefit plans	—	—	—	—	(40.8)	(40.8)	—	(40.8)	(3.0)	(43.8)
Net unrealized foreign currency translation losses on associates reclassified to net earnings	—	—	—	—	0.3	0.3	—	0.3	—	0.3
Net gains on defined benefit plans	—	—	—	—	35.5	35.5	—	35.5	1.7	37.2
Share of net losses on defined benefit plans of associates	—	—	—	—	(1.1)	(1.1)	—	(1.1)	(0.2)	(1.3)
Other	—	—	—	—	8.0	8.0	—	8.0	4.3	12.3
Issuances for share-based payments	—	77.1	(74.7)	—	—	2.4	—	2.4	—	2.4
Purchases and amortization for share-based payments	—	(146.4)	74.1	—	—	(72.3)	—	(72.3)	—	(72.3)
Purchases for cancellation (note 12)	(211.6)	—	—	(726.5)	—	(938.1)	—	(938.1)	—	(938.1)
Common share dividends	—	—	—	(363.1)	—	(363.1)	—	(363.1)	(137.6)	(500.7)
Preferred share dividends	—	—	—	(24.7)	—	(24.7)	—	(24.7)	—	(24.7)
Net changes in capitalization	—	—	100.9	(86.7)	2.5	16.7	—	16.7	(78.8)	(62.1)
Other	—	—	—	(18.1)	6.3	(11.8)	—	(11.8)	9.3	(2.5)
Balance as of June 30, 2024	5,784.3	(976.0)	713.0	17,348.1	(1,139.6)	21,729.8	1,335.5	23,065.3	4,647.5	27,712.8

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and six months ended June 30, 2025 and 2024
(unaudited - US$ millions)

		Second quarter		First six months
	Notes	2025	2024	2025	2024
Operating activities
Net earnings		1,601.9	1,055.8	2,554.9	1,825.5
Depreciation, amortization and impairment charges		167.7	152.8	459.2	310.3
Net bond discount amortization		(65.8)	(83.2)	(129.2)	(157.6)
Amortization of share-based payment awards		44.8	40.1	88.4	74.1
Share of profit of associates	6	(130.7)	(221.4)	(259.3)	(349.1)
Deferred income taxes	14	181.4	100.0	159.0	133.8
Net gains on investments	5	(952.0)	(241.6)	(2,008.1)	(183.1)
Net purchases of investments classified at FVTPL		(606.9)	(778.7)	(1,275.7)	(90.7)
Changes in operating assets and liabilities		630.9	145.5	1,976.5	203.1
Cash provided by operating activities		871.3	169.3	1,565.7	1,766.3

Investing activities
Sales of investments in associates	6	32.5	0.3	551.6	15.5
Distributions and dividends from investments in associates	6	173.6	46.3	207.1	79.6
Purchases of investments in associates	6	(636.2)	(115.2)	(777.6)	(149.5)
Net purchases of premises and equipment and intangible assets		(98.6)	(102.1)	(210.8)	(183.2)
Net purchases of investment property		(1.8)	(11.6)	(2.0)	(23.7)
Purchases of subsidiaries, net of cash acquired		(89.6)	—	(81.9)	(18.0)
Proceeds from sale of non-insurance subsidiaries, net of cash divested		17.0	36.7	137.0	36.7
Cash used in investing activities		(603.1)	(145.6)	(176.6)	(242.6)

Financing activities
Borrowings - holding company and insurance and reinsurance companies:	11
Proceeds, net of issuance costs		889.6	744.6	889.6	1,932.9
Repayments		—	(1.7)	—	(538.9)
Net repayments on holding company credit facility		(200.0)	—	—	—
Borrowings - non-insurance companies:
Proceeds, net of issuance costs		112.7	166.8	116.5	174.9
Repayments		(163.6)	(147.2)	(174.3)	(157.3)
Net borrowings on revolving credit facilities and short term loans		79.9	32.3	240.6	110.1
Principal payments on lease liabilities - holding company and insurance and reinsurance companies		(20.5)	(15.0)	(35.9)	(30.2)
Principal payments on lease liabilities - non-insurance companies		(40.6)	(32.7)	(76.1)	(65.7)
Subordinate voting shares:	12
Purchases for treasury		(56.8)	(95.3)	(132.3)	(146.4)
Purchases for cancellation		(71.7)	(677.8)	(360.9)	(938.1)
Common share dividends		—	—	(343.6)	(363.1)
Preferred shares:	12
Redemptions		—	—	(290.8)	—
Dividends		(5.8)	(12.3)	(14.7)	(24.7)
Subsidiary shares:	12
Issuances to non-controlling interests, net of issuance costs		1.2	0.1	14.3	0.5
Purchases of non-controlling interests		(5.0)	(133.3)	(162.6)	(142.4)
Dividends paid to non-controlling interests		(84.3)	(121.1)	(86.3)	(137.6)
Cash provided by (used in) financing activities		435.1	(292.6)	(416.5)	(326.0)
Increase (decrease) in cash and cash equivalents		703.3	(268.9)	972.6	1,197.7
Cash and cash equivalents – beginning of period	5	6,397.9	6,562.0	6,112.5	5,121.4
Foreign currency translation		70.1	(22.7)	86.2	(48.7)
Cash and cash equivalents – end of period	5	7,171.3	6,270.4	7,171.3	6,270.4

See accompanying notes.

Notes to Interim Consolidated Financial Statements
for the three and six months ended June 30, 2025 and 2024
(unaudited – in US$ and $ millions except per share amounts and as otherwise indicated)
1.    Business Operations
Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.
2.    Basis of Presentation
These interim consolidated financial statements of the company for the three and six months ended June 30, 2025 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) applicable to the preparation of interim financial statements, including International Accounting Standard 34 Interim Financial Reporting. Accordingly, certain information and disclosures typically included in annual consolidated financial statements prepared in accordance with IFRS Accounting Standards have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with the company’s annual consolidated financial statements for the year ended December 31, 2024, which have been prepared in accordance with IFRS Accounting Standards.
These interim consolidated financial statements were approved for issue by the company’s Board of Directors on July 31, 2025.
3.    Summary of Material Accounting Policies
The principal accounting policies applied to the preparation of these interim consolidated financial statements are as set out in the company's annual consolidated financial statements for the year ended December 31, 2024, prepared in accordance with IFRS Accounting Standards. Those policies and methods of computation have been consistently applied to all periods presented except as described below.
New accounting pronouncements issued but not yet effective
The new pronouncements Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7) and IFRS 18 Presentation and Disclosure in Financial Statements have been issued by the IASB and are not yet effective for the fiscal year beginning January 1, 2025. The company does not expect to adopt the new pronouncements in advance of their effective dates and is currently evaluating their expected impacts on the company's consolidated financial statements. Details of the new pronouncements are provided in the company's annual consolidated financial statements for the year ended December 31, 2024.
4.    Critical Accounting Estimates and Judgments
In these interim consolidated financial statements management has made critical estimates and judgments in determining: (i) the measurement of insurance contracts and reinsurance contract assets held (notes 8 and 9 respectively); and (ii) the fair value of financial instruments classified as Level 3 in the fair value hierarchy (note 5), in a manner consistent with that described in the company's consolidated financial statements for the year ended December 31, 2024.

5.    Cash and Investments
Presented in the table below are holding company cash and investments and portfolio investments, net of derivative obligations, all of which are classified at FVTPL except for investments in associates and other invested assets.

	June 30, 2025	December 31, 2024
Holding company
Cash and cash equivalents(1)	443.2	663.2
Short term investments	262.3	51.6
Bonds(2)	327.7	444.8
Preferred stocks	20.8	20.2
Common stocks(3)	143.1	92.5
Derivatives (note 7)	1,631.1	1,036.8
	2,828.2	2,309.1
Assets pledged for derivative obligations:
Cash equivalents	2.2	101.1
Short term investments	1.4	—
Bonds	213.1	92.5
	216.7	193.6

Holding company cash and investments as presented on the consolidated balance sheet	3,044.9	2,502.7
Derivative obligations (note 7)	(16.9)	(0.6)
	3,028.0	2,502.1
Portfolio investments
Cash and cash equivalents(1)	7,430.5	6,662.1
Short term investments	2,608.4	958.4
Bonds(2)	37,800.2	37,390.3
Preferred stocks	2,593.3	2,365.0
Common stocks(3)	8,632.9	7,464.2
Investments in associates(2) (note 6)	7,914.5	7,153.3
Derivatives (note 7)	362.0	538.0
Other invested assets(4)	705.0	621.7
	68,046.8	63,153.0
Assets pledged for derivative obligations:
Short term investments	25.5	—
Bonds	87.1	150.8
	112.6	150.8

Fairfax India cash, portfolio investments and associates:
Cash and cash equivalents(1)	44.5	86.2
Bonds	86.8	157.1
Common stocks	364.6	321.0
Investments in associates (note 6)	1,656.3	1,352.3
	2,152.2	1,916.6

Portfolio investments as presented on the consolidated balance sheet	70,311.6	65,220.4
Derivative obligations (note 7)	(323.5)	(356.3)
	69,988.1	64,864.1

Total cash and investments, net of derivative obligations	73,016.1	67,366.2

(1)    Includes aggregate restricted cash and cash equivalents at June 30, 2025 of $749.1 (December 31, 2024 - $1,400.1), principally in portfolio cash and cash equivalents, which is excluded from cash and cash equivalents as presented in the consolidated statement of cash flows. Restricted cash at December 31, 2024 included $835.0 held at a depository that was released on January 1, 2025 in connection with the company's investments in Blizzard Vacatia Equity Partners LLC ("Blizzard Vacatia") as described in footnote 2 below.
(2)    On January 1, 2025 the company acquired a 50.0% equity interest in Blizzard Vacatia. The company’s total cash investment of $835.0 was comprised of a senior secured loan of $365.0, preferred shares of $275.0 (classified as a bond due to its redemption features), a mortgage-backed loan of $170.0 and common shares of $25.0. The common shares are recorded and measured using the equity method of accounting. See note 6 for details.
(3)    Includes aggregate investments in limited partnerships with a carrying value at June 30, 2025 of $2,345.0 (December 31, 2024 - $2,282.3).
(4)    Comprised primarily of investment property.

Fixed Income Maturity Profile
Bonds are summarized by their earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown due to the existence of call and put features.

	June 30, 2025		December 31, 2024
	Amortized cost(1)	Fair value(1)	Amortized cost(1)	Fair value(1)(2)
Due in 1 year or less(3)	9,648.5	9,387.1	9,324.8	9,117.2
Due after 1 year through 3 years(3)	8,791.7	8,847.2	8,110.9	7,975.6
Due after 3 years through 5 years(3)	9,079.1	9,309.1	6,939.6	7,004.5
Due after 5 years through 10 years(4)	10,191.8	10,363.2	12,309.6	12,273.6
Due after 10 years(5)	623.6	608.3	2,036.2	1,864.6
	38,334.7	38,514.9	38,721.1	38,235.5
(1)    Includes bonds held by the holding company and Fairfax India.
(2)    Excludes interest rate swaps with notional amount of $1,900.0 and U.S. treasury bond forward contracts with notional amount of $1,330.2 held at December 31, 2024.
(3)    Includes the company's investments in first mortgage loans at June 30, 2025 of $5,227.1 (December 31, 2024 - $4,777.8) secured by real estate predominantly in the U.S., Europe and Canada.
(4)    Includes U.S. treasury bonds at June 30, 2025 of $8,514.8 (December 31, 2024 - $10,222.4) with maturities between 5 to 7 years.
(5)    Includes U.S. treasury bonds at June 30, 2025 of $54.5 (December 31, 2024 - $1,204.7) with maturities between 28 to 30 years.

The increase in the company's holdings of bonds due in 1 year or less was primarily due to the passage of time impacting their earliest contractual maturity date, partially offset by net sales of corporate and other bonds of $1,362.2, U.S. treasury bonds of $298.7 and other government bonds of $278.5. The increase in the company's holdings of bonds due after 1 year through 3 years was primarily due to net purchases of corporate and other bonds of $603.4, other government bonds of $293.7 and U.S. treasury bonds of $178.6, partially offset by the passage of time impacting their earliest contractual maturity date. The increase in the company's holdings of bonds due after 3 years through 5 years was primarily due to net purchases of corporate and other bonds of $1,001.3 and U.S. treasury bonds of $264.7, and the passage of time impacting their earliest contractual maturity date. The decrease in the company's holdings of bonds due after 5 years through 10 years was primarily due to the passage of time impacting their earliest contractual maturity date and net sales of U.S. treasury bonds of $521.1. The decrease in the company's holdings of bonds due after 10 years was primarily due to net sales of U.S. treasury bonds with maturities principally between 28 to 30 years for net proceeds of $1,129.2.

Fair Value Disclosures
The company’s use of quoted market prices (Level 1), valuation models with significant observable market information as inputs (Level 2) and valuation models with significant unobservable information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:

	June 30, 2025				December 31, 2024
	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)
Cash and cash equivalents	7,920.4	—	—	7,920.4	7,512.6	—	—	7,512.6

Short term investments:
Canadian government and provincials	602.9	—	—	602.9	98.5	—	—	98.5
U.S. treasury	1,551.2	—	—	1,551.2	217.8	—	—	217.8
Other government	132.9	217.3	—	350.2	55.7	171.0	—	226.7
Corporate and other	—	393.3	—	393.3	—	467.0	—	467.0
	2,287.0	610.6	—	2,897.6	372.0	638.0	—	1,010.0
Bonds:
Canadian government and provincials	—	2,747.3	—	2,747.3	—	2,741.0	—	2,741.0
U.S. treasury	—	14,746.9	—	14,746.9	—	15,863.9	—	15,863.9
U.S. states and municipalities	—	181.6	—	181.6	—	179.6	—	179.6
Other government	—	6,624.4	44.7	6,669.1	—	6,087.4	45.9	6,133.3
Corporate and other(1)	—	7,051.9	7,118.1	14,170.0	—	7,601.0	5,716.7	13,317.7
	—	31,352.1	7,162.8	38,514.9	—	32,472.9	5,762.6	38,235.5
Preferred stocks:
Canadian	17.7	—	20.2	37.9	16.3	—	19.2	35.5
U.S.	—	—	415.7	415.7	—	—	398.9	398.9
Other	15.5	2,143.0	2.0	2,160.5	12.3	1,936.7	1.8	1,950.8
	33.2	2,143.0	437.9	2,614.1	28.6	1,936.7	419.9	2,385.2
Common stocks:
Canadian	1,685.7	183.3	262.1	2,131.1	1,264.5	175.4	332.4	1,772.3
U.S.	966.9	34.0	1,463.4	2,464.3	902.4	34.3	1,396.0	2,332.7
Other	2,335.0	673.3	1,536.9	4,545.2	1,757.0	575.7	1,440.0	3,772.7
	4,987.6	890.6	3,262.4	9,140.6	3,923.9	785.4	3,168.4	7,877.7

Derivatives and other invested assets	—	1,743.1	955.0	2,698.1	—	1,354.2	842.3	2,196.5

Derivative obligations (note 7)	—	(255.3)	(85.1)	(340.4)	—	(222.7)	(134.2)	(356.9)

Holding company cash and investments and portfolio investments measured at fair value	15,228.2	36,484.1	11,733.0	63,445.3	11,837.1	36,964.5	10,059.0	58,860.6

	24.0%	57.5%	18.5%	100.0%	20.1%	62.8%	17.1%	100.0%

Investments in associates (note 6)	5,683.9	752.4	6,238.1	12,674.4	4,420.5	679.5	5,643.8	10,743.8
(1)    Included in Level 3 are the company's investments in first mortgage loans at June 30, 2025 of $5,227.1 (December 31, 2024 - $4,777.8) secured by real estate predominantly in the U.S., Europe and Canada.
There were no significant changes to the valuation techniques and processes used at June 30, 2025 compared to those described in the Summary of Material Accounting Policies in the company's consolidated financial statements for the year ended December 31, 2024.
In the preceding table certain limited partnerships included in common stocks are classified as Level 3 because their net asset values are unobservable or because they contractually require greater than three months to liquidate or redeem. During the six months ended June 30, 2025 and 2024 there were no significant transfers of financial instruments between Level 1 and Level 2. During the six months ended June 30, 2024 the company's investments in common shares and compulsory convertible preferred shares of Go Digit Infoworks Services Private Limited ("Digit"), classified as investments in associates and preferred stocks, respectively, were both transferred from Level 3 to Level 2 due to the completion of the initial public offering of Digit's general insurance subsidiary, Go Digit General Insurance Limited ("Digit Insurance") as described in note 6. The company's investments in the Digit common shares and compulsory convertible preferred shares are classified as Level 2 as their fair values are principally determined through the traded market price of the Digit Insurance common shares which were listed on both the BSE and NSE in India following Digit Insurance's initial public offering. There were no other significant transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs.

	2025
	Private placement debt securities	Private company preferred shares	Limited partnerships and other(1)	Private equity funds(1)	Common shares	Derivatives and other invested assets	Total
Balance - January 1	5,762.6	419.9	2,104.8	70.9	992.7	708.1	10,059.0
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	113.9	8.0	30.5	(5.1)	26.0	212.4	385.7
Purchases(2)(3)	2,102.4	5.0	111.6	—	46.1	146.5	2,411.6
Sales and distributions(2)	(896.2)	—	(119.1)	(7.6)	(19.6)	(204.0)	(1,246.5)
Unrealized foreign currency translation gains on foreign subsidiaries included in other comprehensive income (loss)	80.1	5.0	17.0	2.4	11.8	6.9	123.2
Balance - June 30	7,162.8	437.9	2,144.8	60.6	1,057.0	869.9	11,733.0

	2024
	Private placement debt securities	Private company preferred shares	Limited partnerships and other(1)	Private equity funds(1)	Common shares	Derivatives and other invested assets	Total
Balance - January 1	5,797.0	2,142.0	1,998.2	72.8	957.5	492.5	11,460.0
Net realized and unrealized gains included in the consolidated statement of earnings	15.6	11.0	98.6	8.6	50.4	105.0	289.2
Purchases(2)	704.2	7.0	135.6	—	59.4	45.5	951.7
Sales and distributions(2)	(594.6)	—	(101.8)	(8.6)	(190.2)	(1.2)	(896.4)
Transfer out of category(4)	—	(1,787.8)	—	—	—	—	(1,787.8)
Unrealized foreign currency translation losses on foreign subsidiaries included in other comprehensive income (loss)	(25.6)	(2.9)	(7.5)	(1.0)	(5.9)	(8.3)	(51.2)
Balance - June 30	5,896.6	369.3	2,123.1	71.8	871.2	633.5	9,965.5
(1)    Included in common stocks in the fair value hierarchy table presented on the previous page and in holding company cash and investments or common stocks on the consolidated balance sheets.
(2)    Private placement debt securities include net purchases of first mortgage loans of $380.1 (2024 - $207.9).
(3)    On January 1, 2025 the company acquired a 50.0% equity interest in Blizzard Vacatia. The company’s total cash investment of $835.0 was comprised of a senior secured loan of $365.0, preferred shares of $275.0 (classified as a bond due to its redemption features), a mortgage-backed loan of $170.0 and common shares of $25.0. The common shares are recorded and measured using the equity method of accounting. See note 6 for details.
(4)    During the first six months of 2024 the company's investment in Digit compulsory convertible preferred shares was transferred from Level 3 to Level 2 following the completion of Digit Insurance's initial public offering as described on the preceding page.

Net gains (losses) on investments

	Second quarter
	2025			2024
	Net realized gains (losses)	Net change in unrealized gains	Net gains on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments

Long equity exposures and financial effects(1)(2)(3)	96.2	704.2	800.4	193.7	183.7	377.4
Total bonds	(147.2)	222.0	74.8	(24.0)	(166.8)	(190.8)
Other	(359.6)	436.4	76.8	(44.8)	99.8	55.0
Net gains (losses) on investments	(410.6)	1,362.6	952.0	124.9	116.7	241.6

	First six months
	2025			2024
	Net realized gains (losses)	Net change in unrealized gains	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments

Long equity exposures and financial effects(1)(2)(3)	593.1	986.8	1,579.9	708.4	(55.9)	652.5
Total bonds	(198.5)	661.7	463.2	(5.1)	(504.5)	(509.6)
Other	(262.6)	227.6	(35.0)	17.0	23.2	40.2
Net gains (losses) on investments	132.0	1,876.1	2,008.1	720.3	(537.2)	183.1

(1)    During the second quarter and first six months of 2025 the company's long equity total return swaps on Fairfax subordinate voting shares produced net gains on investments of $547.9 and $645.1 (2024 - $131.5 and $462.1), comprised of net realized gains of $24.8 and $47.5 (2024 - $31.1 and $250.5), which represent cash-settled amounts recorded in holding company cash and investments, and net change in unrealized gains of $523.1 and $597.6 (2024 - $100.4 and $211.6). See note 7 for details.
(2)    On March 28, 2025 the company sold its investment in Sigma Companies International Corp. for total consideration of $327.1 and recorded a net realized gain of $178.7 as described in note 6.
(3)    During the first six months of 2025 the company sold 87.9 million shares of Eurobank for cash consideration of $217.2 (€206.3) and recorded a net realized gain of $46.0 as described in note 6.

6.    Investments in Associates
Investments in associates and joint ventures were comprised as follows:

							Share of profit (loss)
	June 30, 2025			December 31, 2024			Second quarter		First six months
	Ownership percentage(a)	Fair value(b)	Carrying value	Ownership percentage(a)	Fair value(b)	Carrying value	2025	2024	2025	2024
Insurance and reinsurance
Go Digit Infoworks Services Private Limited ("Digit")	49.0%	489.7	360.3	49.0%	434.9	325.3	27.4	10.2	36.0	16.1
Albingia SA ("Albingia")(1)	33.0%	246.1	236.5	—	—	—	—	—	—	—
Other	—	347.4	232.1	—	311.0	207.5	(1.8)	(0.2)	—	(5.3)
		1,083.2	828.9		745.9	532.8	25.6	10.0	36.0	10.8
Non-insurance(2)
Eurobank Ergasias Services & Holdings S.A. ("Eurobank")(2)(3)	32.0%	4,032.7	2,538.1	34.4%	2,923.5	2,374.8	104.6	126.1	210.3	205.4
Poseidon Corp. ("Poseidon")	43.3%	2,046.3	1,957.9	43.3%	2,046.3	1,858.5	68.5	66.5	149.0	101.3
EXCO Resources Inc. ("EXCO")	49.3%	459.6	439.1	49.3%	459.6	458.1	(13.0)	(6.6)	(20.1)	29.4
Quess Corp Limited ("Quess")(2)(4)	34.8%	182.3	197.6	34.6%	397.3	426.4	(29.1)	3.0	(26.7)	4.7
Other(4)(5)(6)(7)	—	1,946.0	1,952.9	—	1,572.2	1,502.7	(37.0)	46.3	(120.1)	18.2
		8,666.9	7,085.6		7,398.9	6,620.5	94.0	235.3	192.4	359.0
		9,750.1	7,914.5		8,144.8	7,153.3	119.6	245.3	228.4	369.8
Fairfax India
Investments in associates(8)	—	2,924.3	1,656.3	—	2,599.0	1,352.3	11.1	(23.9)	30.9	(20.7)
		12,674.4	9,570.8		10,743.8	8,505.6	130.7	221.4	259.3	349.1
(a)    Ownership percentages include the effects of financial instruments that are considered in-substance equity.
(b)    See note 5 for fair value hierarchy information.
(1)    On May 13, 2025 the company acquired a 33.0% indirect equity interest in Albingia for cash consideration of $236.5 (€209.7) and commenced applying the equity method of accounting to its investment. Albingia is a French insurance company that writes specialty property and casualty insurance.
(2)    During the second quarter and first six months of 2025 the company recognized distributions and dividends of $374.0 and $417.3 (2024 - $45.7 and $78.7) from its non-insurance associates and joint arrangements, of which $200.9 was the company's share of the non-cash spin-off by Quess described in footnote (4) and $140.3 (€124.5) was the company's share of a dividend paid by Eurobank.
(3)    During the first six months of 2025 the company sold 87.9 million shares or an approximate 2.4% equity interest in Eurobank for gross proceeds of $217.2 (€206.3) which decreased the company's equity interest to 32.0% and resulted in the recognition of a realized gain of $46.0 in the consolidated statement of earnings. The sales were mandatory technical adjustments to the company’s significant equity interest in Eurobank.
(4)    On April 21, 2025 Quess spun off two of its wholly-owned subsidiaries, Digitide Solutions Limited ("Digitide"), which provides information technology and business process solutions, and Bluspring Enterprises Limited ("Bluspring"), which operates as an asset management and integrated services company, in a non-cash distribution. The company recorded its initial investments in Digitide and Bluspring at their fair values of $148.3 and $52.6, and applied the equity method of accounting to its 34.8% equity interest in each of Quess, Digitide and Bluspring. The common shares of Digitide and Bluspring commenced publicly trading on both the BSE and NSE in India on June 11, 2025.
(5)    During the second quarter of 2025 the company made an additional investment of $373.7 in Waterous Energy Fund III, a limited partnership.
(6)    On January 1, 2025 the company acquired a 50.0% equity interest in Blizzard Vacatia for $25.0 as described in note 5. Blizzard Vacatia is a newly formed company with Vacatia Inc. (“Vacatia”) engaged in the development, sales, marketing and rental of timeshare resorts. Vacatia has extensive experience in the hospitality industry as a provider of solutions for timeshare resorts. The company has limited decision-making power over the relevant activities of Blizzard Vacatia and therefore does not have the ability to exert unilateral control. The company has significant influence over Blizzard Vacatia and accordingly commenced applying the equity method of accounting to its investment in the common shares of Blizzard Vacatia.
(7)    On March 28, 2025 the company sold its equity interest in Sigma Companies International Corp. ("Sigma") for total consideration of $327.1, comprised of cash consideration of $284.1 and a retained ownership interest in Sigma of 16.1% with a fair value of $43.0 at closing of the sale, and recorded a realized gain of $178.7 in the consolidated statement of earnings. The retained ownership interest is held through a new limited partnership interest which is classified as FVTPL.
(8)    On February 20, 2025 Fairfax India acquired an additional 10.0% equity interest in Bangalore International Airport Limited ("Bangalore Airport") from Siemens Project Ventures GmbH ("Siemens") for purchase consideration of $255.0, payable in three installments, with the initial installment paid on closing and the balance to be paid during the third quarters of 2025 and 2026. The company continued to apply the equity method of accounting for Fairfax India's 74.0% equity interest in Bangalore Airport due to the ongoing extensive Indian government regulation of, and participation in, Bangalore Airport’s relevant activities.

7.    Derivatives
The following table summarizes the company’s derivative financial instruments:

	June 30, 2025				December 31, 2024
	Notional amount	Cost	Fair value		Notional amount	Cost	Fair value
			Assets	Liabilities			Assets	Liabilities
Equity derivative contracts	4,009.4	128.5	1,728.6	16.9	4,156.1	140.5	1,121.2	0.4
Foreign currency derivative contracts	—	—	45.9	193.2	—	3.1	204.2	134.3
Other derivative contracts	—	165.3	218.6	130.3	—	137.3	249.4	222.2
Total			1,993.1	340.4			1,574.8	356.9

Equity derivative contracts
Long equity total return swaps
At June 30, 2025 the company held long equity total return swaps on individual equities for investment purposes with an original notional amount of $981.6 (December 31, 2024 - $981.6), which included an aggregate of 1,760,355 Fairfax subordinate voting shares with an original notional amount of $664.0 (Cdn$846.1) or $377.19 (Cdn$480.62) per share at June 30, 2025 (December 31, 2024 - $664.0 (Cdn$846.1) or $377.19 (Cdn$480.62) per share) that produced net gains on investments during the second quarter and first six months of 2025 of $547.9 and $645.1 (2024 - $131.5 and $462.1).
Foreign currency derivative contracts
Foreign currency forward contracts
Long and short foreign currency forward contracts, primarily denominated in the euro, British pound sterling and Canadian dollar, are principally used to economically hedge against fluctuations in exchange rates that primarily affect the company’s foreign currency denominated investments. These contracts have an average term to maturity of less than one year and may be renewed at market rates.
During the second quarter and first six months of 2025 the company recorded net losses on foreign currency contracts of $251.0 and $285.0 (2024 - net gains of $23.4 and $73.6) as a result of the strengthening of the euro, British pound sterling and Canadian dollar against the U.S. dollar.

8.    Insurance Contract Liabilities

	June 30, 2025			December 31, 2024
	PAA	GMM	Total	PAA	GMM	Total
Insurance contracts issued(1)	46,135.4	4,920.8	51,056.2	42,989.4	4,793.3	47,782.7
Assets for insurance acquisition cash flows	(172.4)	—	(172.4)	(176.8)	(3.7)	(180.5)
Insurance contract liabilities	45,963.0	4,920.8	50,883.8	42,812.6	4,789.6	47,602.2
(1)    Total at June 30, 2025 was comprised of LRC of $5,919.8 and LIC of $45,136.4 (December 31, 2024 - $5,878.1 and $41,904.6).

Insurance contracts issued, measured under the PAA by reporting segment and excluding intercompany balances, were as follows:

	Property and Casualty Insurance and Reinsurance
	North American Insurers			Global Insurers and Reinsurers			International Insurers and Reinsurers			Total	Life insurance and Run-off	Consolidated
	LRC	LIC	Total	LRC	LIC	Total	LRC	LIC	Total
2025
January 1	1,117.8	9,676.2	10,794.0	891.8	26,298.6	27,190.4	737.5	4,187.1	4,924.6	42,909.0	80.4	42,989.4
June 30	1,067.9	10,385.2	11,453.1	974.8	28,189.0	29,163.8	457.3	4,973.3	5,430.6	46,047.5	87.9	46,135.4

2024
January 1	1,140.8	9,005.2	10,146.0	1,071.0	25,937.2	27,008.2	1,399.0	3,239.5	4,638.5	41,792.7	70.7	41,863.4
June 30	1,071.1	9,113.4	10,184.5	245.3	26,627.9	26,873.2	1,065.9	3,806.3	4,872.2	41,929.9	76.4	42,006.3
Movements in insurance contracts issued
An analysis of the liability for remaining coverage and the liability for incurred claims for insurance contracts issued by the property and casualty insurance and reinsurance reporting segments measured under the PAA for the six months ended June 30 were as follows:
Six months ended June 30, 2025

	Property and Casualty Insurance and Reinsurance

		Liability for incurred claims (LIC)
	Liability for remaining coverage (LRC)(1)	Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Total
Balance - January 1	2,747.1	37,370.7	2,791.2	42,909.0

Changes in the consolidated statement of comprehensive income:
Insurance revenue	(14,766.7)	—	—	(14,766.7)
Incurred claims and other insurance service expenses	(6.0)	9,595.4	585.2	10,174.6
Amortization of acquisition costs	2,781.7	—	—	2,781.7
Prior year reserve development and release of risk adjustment on prior year claims	—	(17.2)	(436.0)	(453.2)
Insurance service expenses	2,775.7	9,578.2	149.2	12,503.1
Net insurance result	(11,991.0)	9,578.2	149.2	(2,263.6)
Net finance expense from insurance contracts	0.3	1,141.6	—	1,141.9
Foreign exchange effects	66.9	773.6	61.7	902.2
Total changes in the consolidated statement of comprehensive income	(11,923.8)	11,493.4	210.9	(219.5)
Cash flows:
Premiums received	14,584.9	—	—	14,584.9
Claims and other insurance service expenses paid, including investment components	—	(8,721.9)	—	(8,721.9)
Insurance acquisition cash flows	(2,904.6)	—	—	(2,904.6)
Changes in funds withheld	499.8	(486.7)	—	13.1
	12,180.1	(9,208.6)	—	2,971.5
Investment components and other	(503.4)	837.0	52.9	386.5
Balance - June 30	2,500.0	40,492.5	3,055.0	46,047.5
(1)    Includes loss components of $184.6 at January 1, 2025 and $57.1 at June 30, 2025.

Six months ended June 30, 2024

	Property and Casualty Insurance and Reinsurance

		Liability for incurred claims (LIC)
	Liability for remaining coverage (LRC)(1)	Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Total
Balance - January 1	3,610.8	35,530.6	2,651.3	41,792.7

Changes in the consolidated statement of comprehensive income:
Insurance revenue(2)	(14,495.4)	—	—	(14,495.4)
Incurred claims and other insurance service expenses(2)	110.2	9,084.8	542.4	9,737.4
Amortization of acquisition costs	2,408.3	—	—	2,408.3
Prior year reserve development and release of risk adjustment on prior year claims	—	143.3	(427.3)	(284.0)
Insurance service expenses	2,518.5	9,228.1	115.1	11,861.7
Net insurance result	(11,976.9)	9,228.1	115.1	(2,633.7)
Net finance expense from insurance contracts	0.1	559.9	—	560.0
Foreign exchange effects	(81.7)	(305.4)	(26.8)	(413.9)
Total changes in the consolidated statement of comprehensive income	(12,058.5)	9,482.6	88.3	(2,487.6)
Cash flows:
Premiums received	13,751.9	—	—	13,751.9
Claims and other insurance service expenses paid, including investment components	—	(8,346.6)	—	(8,346.6)
Insurance acquisition cash flows	(2,744.2)	—	—	(2,744.2)
Changes in funds withheld	(25.7)	(0.5)	—	(26.2)
	10,982.0	(8,347.1)	—	2,634.9
Investment components and other	(152.0)	144.7	(2.8)	(10.1)
Balance - June 30	2,382.3	36,810.8	2,736.8	41,929.9
(1)    Includes loss components of $64.7 at January 1, 2024 and $174.7 at June 30, 2024.
(2)    Insurance contracts acquired on the acquisition of Gulf Insurance were primarily accounted for as if the company had entered into the contracts on the acquisition date of December 26, 2023, with the fair value of the contracts deemed as the premium received. Consequently, the fair value of the insurance contracts acquired, comprising claims in their settlement period and unearned premiums, are included within the LRC, except settled claims that remain unpaid, which are included within the LIC. Claims acquired in their settlement period and included within the LRC are released into insurance revenue based on the expected amount and timing of claims settlements, and the actual settlement of claims is included within incurred claims and other insurance service expenses. Unearned premiums are released into insurance revenue over the remaining coverage period. During the first six months of 2024 the insurance contracts acquired increased insurance revenue by $492.7 and incurred claims and other insurance service expenses by $603.8, which decreased the net insurance result by $111.1. Conversely, acquired contracts benefited the net reinsurance result by $87.3 as described in note 9.
Discount rates
Cash flows are discounted using risk-free yield curves that are adjusted to reflect the characteristics of the cash flows and the liquidity of the insurance contracts and reinsurance contract assets held. The company determines the yield curves using commercially available currency-specific rates and illiquidity premiums.
The tables below set out the primary yield curves that were used to discount the cash flows of insurance contracts and reinsurance contract assets held for currencies in which the company's insurance revenue is principally based.

	June 30, 2025				December 31, 2024				June 30, 2024
Currencies	1 year	5 years	10 years	15 years	1 year	5 years	10 years	15 years	1 year	5 years	10 years	15 years
United States dollar	4.40%	4.42%	5.02%	5.41%	4.64%	4.83%	5.17%	5.37%	5.33%	4.97%	5.05%	5.17%
Canadian dollar	2.96%	3.76%	4.45%	4.71%	3.36%	3.82%	4.43%	4.60%	5.17%	4.70%	4.67%	4.69%
Euro	1.93%	2.39%	3.02%	3.46%	2.38%	2.50%	2.91%	3.23%	3.43%	3.12%	3.32%	3.50%
British pound sterling	4.30%	4.42%	5.11%	5.62%	4.74%	4.68%	5.14%	5.51%	5.01%	4.59%	4.79%	5.11%
Risk adjustment for non-financial risk
The risk adjustment for non-financial risk represents the compensation that the company requires for bearing uncertainty with respect to both the amount and the timing of cash flows that arise from the non-financial risk of the company's insurance contracts issued and reinsurance contract assets held. The calculated risk adjustment corresponds to a consolidated confidence level at June 30, 2025 of 85.2% (December 31, 2024 - 84.6%).

9.    Reinsurance Contract Assets Held

	June 30, 2025			December 31, 2024
	PAA	GMM	Total	PAA	GMM	Total
Reinsurance contract assets held(1)	10,174.2	919.8	11,094.0	9,757.2	925.4	10,682.6

(1)    Total at June 30, 2025 was primarily comprised of AIC of $11,046.7 (December 31, 2024 - $10,666.8).

Reinsurance contract assets held, measured under the PAA by reporting segment and excluding intercompany balances, were as follows:

	Property and Casualty Insurance and Reinsurance
	North American Insurers			Global Insurers and Reinsurers			International Insurers and Reinsurers			Total	Life insurance and Run-off	Consolidated
	ARC	AIC	Total	ARC	AIC	Total	ARC	AIC	Total
2025
January 1	(87.0)	1,236.2	1,149.2	(1.7)	6,750.2	6,748.5	(460.0)	2,310.6	1,850.6	9,748.3	8.9	9,757.2
June 30	13.3	1,265.5	1,278.8	(90.1)	7,184.6	7,094.5	(399.8)	2,194.1	1,794.3	10,167.6	6.6	10,174.2
2024
January 1	(70.0)	1,250.3	1,180.3	(46.6)	7,007.2	6,960.6	296.7	1,416.1	1,712.8	9,853.7	2.6	9,856.3
June 30	(75.2)	1,235.2	1,160.0	(226.0)	7,134.5	6,908.5	(298.8)	2,053.7	1,754.9	9,823.4	6.8	9,830.2

Movements in reinsurance contract assets held
An analysis of the asset for remaining coverage and the asset for incurred claims for reinsurance contracts held by the property and casualty insurance and reinsurance reporting segments measured under the PAA for the six months ended June 30 were as follows:
Six months ended June 30, 2025

	Property and Casualty Insurance and Reinsurance
		Asset for incurred claims (AIC)
	Asset for remaining coverage (ARC)(1)	Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Total
Balance - January 1	(548.7)	9,449.8	847.2	9,748.3

Changes in the consolidated statement of comprehensive income:
Cost of reinsurance	(2,573.4)	—	—	(2,573.4)
Recoveries of incurred claims and other insurance service expenses	(1.2)	1,725.9	150.6	1,875.3
Prior year reserve development and release of risk adjustment on prior year claims	—	97.4	(120.5)	(23.1)
Recoveries of insurance service expenses	(1.2)	1,823.3	30.1	1,852.2
Net reinsurance result	(2,574.6)	1,823.3	30.1	(721.2)
Net finance income from reinsurance contract assets held	0.1	283.6	—	283.7
Foreign exchange effects	15.0	162.7	16.4	194.1
Total changes in the consolidated statement of comprehensive income	(2,559.5)	2,269.6	46.5	(243.4)
Cash flows:
Premiums paid	2,548.0	—	—	2,548.0
Amounts received	—	(1,810.4)	—	(1,810.4)
Changes in funds withheld	(0.1)	(25.9)	—	(26.0)
	2,547.9	(1,836.3)	—	711.6
Investment components and other	83.7	(147.9)	15.3	(48.9)
Balance - June 30	(476.6)	9,735.2	909.0	10,167.6
(1)    Includes loss recovery components of $73.4 at January 1, 2025 and $1.8 at June 30, 2025.

Six months ended June 30, 2024

	Property and Casualty Insurance and Reinsurance
		Asset for incurred claims (AIC)
	Asset for remaining coverage (ARC)(1)	Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Total
Balance - January 1	180.1	8,821.0	852.6	9,853.7

Changes in the consolidated statement of comprehensive income:
Cost of reinsurance(2)	(3,049.1)	—	—	(3,049.1)
Recoveries of incurred claims and other insurance service expenses(2)	50.3	2,082.4	158.8	2,291.5
Prior year reserve development and release of risk adjustment on prior year claims	—	171.8	(128.3)	43.5
Recoveries of insurance service expenses	50.3	2,254.2	30.5	2,335.0
Net reinsurance result	(2,998.8)	2,254.2	30.5	(714.1)
Net finance income (expense) from reinsurance contract assets held	(0.1)	195.3	—	195.2
Foreign exchange effects	4.2	(107.2)	(16.3)	(119.3)
Total changes in the consolidated statement of comprehensive income	(2,994.7)	2,342.3	14.2	(638.2)
Cash flows:
Premiums paid	2,670.5	—	—	2,670.5
Amounts received	—	(2,018.2)	—	(2,018.2)
Changes in funds withheld	5.7	(37.0)	—	(31.3)
	2,676.2	(2,055.2)	—	621.0
Investment components and other	(461.6)	451.6	(3.1)	(13.1)
Balance - June 30	(600.0)	9,559.7	863.7	9,823.4
(1)    Includes loss recovery components of $23.0 at January 1, 2024 and $72.3 at June 30, 2024.
(2)    Reinsurance contracts acquired on the acquisition of Gulf Insurance were primarily accounted for as if the company had entered into the contracts on the acquisition date of December 26, 2023, with the fair value of the contracts deemed as the premiums paid. Consequently, the fair value of the reinsurance contracts acquired, comprising ceded claims in their settlement period and unearned ceded premiums, are included within the ARC, except settled ceded claims where payment has not yet been received, which are included within the AIC. Ceded claims acquired in their settlement period and included within the ARC are released into cost of reinsurance based on the expected amount and timing of ceded claims settlements, and the actual settlement of ceded claims is included within recoveries of incurred claims and other insurance service expenses. Unearned ceded premiums are released into cost of reinsurance over the remaining coverage period. During the first six months of 2024 Gulf Insurance contributed cost of reinsurance of $744.8, including $246.5 related to acquired contracts, and recoveries of insurance service expenses of $604.2, including $333.8 related to acquired contracts. The effect of acquired contracts benefited the net reinsurance result by $87.3.

10.    Net Finance Income or Expense from Insurance Contracts and Reinsurance Contract Assets Held

	Second quarter		First six months
	2025	2024	2025	2024
Net finance income (expense) from insurance contracts
Interest accreted to insurance contracts	(467.6)	(505.2)	(914.5)	(1,000.4)
Effect of changes in interest rates and other financial assumptions	68.9	208.7	(297.6)	433.7
	(398.7)	(296.5)	(1,212.1)	(566.7)

Net finance income (expense) from reinsurance contract assets held
Interest accreted to reinsurance contract assets held	123.5	139.1	234.1	276.0
Effect of changes in interest rates and other financial assumptions	(23.3)	(47.3)	74.9	(80.0)
	100.2	91.8	309.0	196.0
Net finance expense from insurance contracts and reinsurance contract assets held	(298.5)	(204.7)	(903.1)	(370.7)

The table below presents the company's net effects from changes in discount rates on insurance contracts and reinsurance contract assets held and net gains (losses) on bonds recognized in the consolidated statement of earnings for the three and six months ended June 30, 2025 and 2024.

	Second quarter		First six months
	2025	2024	2025	2024
Effect of changes in discount rates on total bonds (recognized in net gains (losses) on investments)	74.8	(190.8)	463.2	(509.6)
Effect of changes in interest rates on insurance contracts and reinsurance contract assets held (recognized in net finance income (expense) from insurance contracts and reinsurance contract assets held)	45.6	161.4	(222.7)	353.7
Net benefit (loss) from changes in discount rates in consolidated statement of earnings	120.4	(29.4)	240.5	(155.9)

11.    Borrowings
On June 17, 2025, pursuant to an agreement and in exchange for cash and cash equivalents received from the holding company of $335.9 (Cdn$456.0) and $185.6 (Cdn$251.9), including accrued interest, Brit became the primary co-obligor of Fairfax's $329.8 (Cdn$450.0) principal amount of 4.73% unsecured senior notes due November 22, 2034 (the "2034 notes") and $183.2 (Cdn$250.0) principal amount of 5.23% unsecured senior notes due November 23, 2054 (the "2054 notes"), respectively. The 2034 notes and 2054 notes are the joint and several obligations of the company and Brit, with Brit being the primary co-obligor and at first instance responsible for payment of principal, premium (if any) and interest on the 2034 notes and the 2054 notes.
On May 20, 2025 the company completed offerings of $500.0 and $400.0 principal amounts of 5.75% and 6.50% unsecured senior notes due May 20, 2035 and May 20, 2055 for net proceeds of $494.5 and $395.1, respectively, after discount, commissions and expenses.
On March 14, 2025 Recipe increased its borrowings by $132.1 (Cdn$190.0) to partially fund the repurchase and cancellation of its common shares not owned by Fairfax as described in note 12.
At June 30, 2025 and December 31, 2024, the revolving credit facility was undrawn and the company was in compliance with its financial covenants. Subsequent to June 30, 2025, on July 16, 2025 the company amended and restated its $2.0 billion unsecured revolving credit facility with a syndicate of lenders on substantially the same terms and extended the expiry date from July 17, 2029 to July 16, 2030.

12.    Total Equity
Equity attributable to shareholders of Fairfax
Common stock
The number of shares outstanding was as follows:

	2025	2024
Subordinate voting shares – January 1	20,919,696	22,254,478
Purchases for cancellation	(256,650)	(854,031)
Treasury shares acquired	(84,731)	(127,395)
Treasury shares reissued	264,747	159,797
Subordinate voting shares – June 30	20,843,062	21,432,849
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in multiple and subordinate voting shares held through ownership interest in shareholder – beginning and end of period	(799,230)	(799,230)
Common stock effectively outstanding – June 30	21,591,832	22,181,619

During the first six months of 2025 the company purchased for cancellation 256,650 subordinate voting shares (2024 – 854,031) primarily under the terms of its normal course issuer bids at a cost of $360.9 (2024 – $938.1), of which $297.3 (2024 – $726.5) was charged to retained earnings.

During the first six months of 2025 the company purchased for treasury 84,731 subordinate voting shares at a cost of $132.3 (2024 - 127,395 subordinate voting shares at a cost of $146.4) for use in its share-based payment awards.

Preferred stock
On March 31, 2025 the company redeemed all of its 5,440,132 Series E fixed rate cumulative preferred shares, 2,099,046 Series F floating rate cumulative preferred shares and 9,200,000 Series M fixed rate cumulative preferred shares with carrying values of $124.5, $48.0 and $179.6 for $94.5 (Cdn$136.0), $36.5 (Cdn$52.5) and $159.8 (Cdn$230.0), respectively, or Cdn$25.00 per share, and recognized a gain of $61.3 in net changes in capitalization in the consolidated statement of changes in equity.
Non-controlling interests

			Net earnings (loss) attributable to non-controlling interests
	Carrying value		Second quarter		First six months
	June 30, 2025	December 31, 2024	2025	2024	2025	2024
Insurance and reinsurance companies	2,837.8	2,740.2	99.4	59.7	182.6	168.4
Non-insurance companies(1)	1,388.9	1,541.0	65.8	80.7	(10.1)	(34.8)
	4,226.7	4,281.2	165.2	140.4	172.5	133.6

(1)    During the first six months of 2025 Recipe repurchased and cancelled its common shares not owned by Fairfax, which increased Fairfax's ownership interest in Recipe from 84.0% to 100.0%.

During the first six months of 2025 the subsidiaries comprising the Global Insurers and Reinsurers reporting segment paid aggregate dividends of $72.2 (2024 - $122.3) to non-controlling interests.

13.    Acquisitions and Divestitures
Subsequent to June 30, 2025
Proposed reverse take-over of Boat Rocker by Blue Ant Media Inc. and Boat Rocker management buyout
On March 23, 2025 Boat Rocker entered into definitive agreements whereby Blue Ant Media Inc. (“Blue Ant”) will become a public company via a reverse take-over of Boat Rocker, pursuant to which Boat Rocker will acquire all shares of Blue Ant by exchanging 1.25 Boat Rocker shares for each share of Blue Ant. Concurrently, Boat Rocker will sell certain of its production and distribution assets to a privately owned company controlled by certain members of Boat Rocker’s management. As a result, Boat Rocker recorded impairment charges in the first quarter of 2025. Boat Rocker received shareholder approval on June 17, 2025 and closing of the transaction, subject to various closing conditions, is expected to be in the third quarter of 2025. Upon closing, the company expects to apply the equity method of accounting to its investment in Blue Ant.
Proposed acquisition of The Keg Royalties Income Fund
On June 16, 2025 the company entered into an agreement with The Keg Royalties Income Fund ("The Keg Fund") to acquire all of the issued and outstanding units of The Keg Fund that it does not already own for Cdn$18.60 per unit or approximately $151 (Cdn$207), payable in cash. The transaction is subject to the approval of The Keg Fund unitholders and other closing conditions and is expected to close in the third quarter of 2025.
Six months ended June 30, 2025
During the first six months of 2025 there were no significant acquisitions or divestitures.

14.    Income Taxes
The company’s provision for income taxes for the three and six months ended June 30 were comprised as follows:

	Second quarter		First six months
	2025	2024	2025	2024
Current income tax:
Current year expense	171.8	314.5	414.1	566.2
Adjustments to prior years’ income taxes	(1.1)	(59.1)	(8.3)	(58.2)
	170.7	255.4	405.8	508.0
Deferred income tax:
Origination and reversal of temporary differences	190.8	101.8	194.8	140.0
Adjustments to prior years' deferred income taxes	(9.4)	(1.8)	(35.8)	(6.2)
	181.4	100.0	159.0	133.8
Provision for income taxes	352.1	355.4	564.8	641.8

Reconciliations of the provision for income taxes calculated at the Canadian statutory income tax rate to the provision for income taxes at the effective tax rate for the three and six months ended June 30 are presented in the following table:

	Second quarter		First six months
	2025	2024	2025	2024

Canadian statutory income tax rate	26.5%	26.5%	26.5%	26.5%

Provision for income taxes at the Canadian statutory income tax rate	517.8	373.9	826.7	653.8
Non-taxable investment income	(24.6)	(7.0)	(58.6)	(17.5)
Tax rate differential on income and losses outside Canada	(133.8)	(6.1)	(161.7)	19.9
Change in unrecorded tax benefit of losses and temporary differences	(52.8)	60.3	(48.6)	66.7
Other including permanent differences	45.5	(65.7)	7.0	(81.1)
Provision for income taxes	352.1	355.4	564.8	641.8
Non-taxable investment income in the second quarters and first six months of 2025 and 2024 were principally comprised of dividend income, non-taxable interest income and long term or exempt capital gains, and the 50% of net capital gains and losses which are not taxable or deductible in Canada.
The tax benefit on the tax rate differential on income and losses outside Canada of $161.7 in the first six months of 2025 principally related to income taxed at lower rates in the U.S. and Mauritius. The tax expense on the tax rate differential on income and losses outside Canada of $19.9 in the first six months of 2024 principally related to losses tax effected at lower rates in Mauritius and Pillar Two global minimum taxes, partially offset by income taxed at lower rates in the U.S. and Bermuda.
The change in unrecorded tax benefit of losses and temporary differences in the second quarters and first six months of 2025 and 2024 principally related to unrecorded deferred tax assets in Canada and the U.K.

15.    Financial Risk Management
Overview
There were no significant changes to the company's risk exposures, including underwriting risk, credit risk, liquidity risk, and various market risks, or the processes used by the company for managing those risk exposures, at June 30, 2025 compared to those identified and discussed in the company's annual consolidated financial statements for the year ended December 31, 2024.

United States Tariffs
The imposition of tariffs by the United States (the “U.S. Tariffs”) and retaliatory measures between governments may cause multifaceted effects on the economy. The U.S. Tariffs may adversely impact the company's operations by causing supply chain disruptions, economic downturn, inflationary pressures, and uncertainty in capital markets. The company has performed assessments of the potential direct impacts of the U.S. Tariffs to its operations and concluded that there are no significant impacts at this time. The company continues to assess the indirect impacts to its operations of these tariffs and potential retaliatory tariffs and other trade protectionist measures that may arise, and such impacts may be significant, including inflationary pressures on insurance claim settlements, particularly for raw materials in the auto and construction industries. Failure to mitigate the negative effects of the U.S. Tariffs on the company's business could have a material adverse impact on the company's operating results and financial condition. While the company is taking steps to seek to mitigate the potential impact on its business, given that developments are ongoing with respect to these tariffs and other measures, their impacts are uncertain and could adversely affect the company's business, financial condition and results of operations.
Underwriting Risk
There were no significant changes to the company's exposure to underwriting risk, and there were no changes to the framework used to monitor, evaluate and manage underwriting risk, at June 30, 2025 compared to December 31, 2024.

Credit Risk
Cash and short term investments
The company’s cash and short term investments, including those of the holding company, are primarily held at major financial institutions in the jurisdictions in which the company operates.

Investments in debt instruments
The composition of the company's investments in bonds, classified according to the higher of each security's respective S&P and Moody's issuer credit rating, is presented in the table below. Management considers high quality debt instruments to be those with a S&P or Moody's issuer credit rating of BBB/Baa or higher.

	June 30, 2025			December 31, 2024
Issuer Credit Rating	Amortized cost	Carrying value	%	Amortized cost	Carrying value	%
AAA/Aaa	3,272.8	3,295.9	8.6	19,394.3	19,168.0	50.1
AA/Aa	17,043.2	17,383.7	45.1	2,333.6	2,325.3	6.1
A/A	3,304.1	3,391.1	8.8	4,241.9	4,273.3	11.2
BBB/Baa	4,571.5	4,592.2	11.9	4,783.6	4,778.8	12.5
BB/Ba	1,558.2	1,405.9	3.7	1,316.4	1,128.4	3.0
B/B	275.0	279.0	0.7	167.4	171.7	0.4
Lower than B/B	600.9	644.8	1.7	291.4	364.6	1.0
Unrated(1)	7,709.0	7,522.3	19.5	6,192.5	6,025.4	15.7
Total	38,334.7	38,514.9	100.0	38,721.1	38,235.5	100.0
(1)    Includes the company's investments in first mortgage loans at June 30, 2025 of $5,227.1 (December 31, 2024 - $4,777.8) secured by real estate predominantly in the U.S., Europe and Canada.
The decrease in bonds rated AAA/Aaa and corresponding increase in bonds rated AA/Aa was primarily due to the credit rating downgrade of U.S. treasury bonds from AAA/Aaa to AA/Aa. The increase in bonds rated AA/Aa was partially offset by net sales of U.S. treasury bonds of $1,505.7 with maturities principally between 28 to 30 years. The decrease in bonds rated A/A was primarily due to net sales of corporate and other bonds of $695.2. The increase in unrated bonds primarily reflected the investments made in Blizzard Vacatia as described in note 5 and net purchases of first mortgage loans of $380.1.
Liquidity Risk
The holding company's remaining known significant commitments for 2025 consist of an annual payment of $165.0 on the note payable of $495.0 principal amount relating to the acquisition of Gulf Insurance in 2023, payment of interest and corporate overhead expenses, income tax payments, and other investment related activities. The company may also make payments related to its derivative contracts and to provide capital support to its insurance and reinsurance companies (for underwriting initiatives in favourable insurance markets).
The holding company expects to continue to receive dividends from its insurance and reinsurance subsidiaries, which totaled $549.4 for the six months ended June 30, 2025, of the maximum available of $3,164.7 in 2025.
Market Risk
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. There were no significant changes to the company's framework used to monitor, evaluate and manage interest rate risk at June 30, 2025 compared to December 31, 2024.
Fixed income Portfolio
The company's exposure to interest rate risk on the company's fixed income portfolio decreased in the first six months of 2025 primarily due to net sales of longer-dated U.S. treasury bonds with maturities principally between 28 to 30 years and the closure of forward contracts to buy long-dated U.S. treasury bonds that were held at December 31, 2024 as described below.
At December 31, 2024 the company held forward contracts with a notional amount of $1,330.2 to buy long-dated U.S. treasury bonds and interest rate swaps with a notional amount of $1,900.0 that provided the company the right to receive fixed rates in exchange for the obligation to pay floating rates. All of these contracts were closed during the second quarter of 2025. See note 5 for details of the company's fixed income maturity profile.

Liability for incurred claims of insurance contracts, net of reinsurance
The company has exposure to interest rate risk on its insurance contracts, principally in the liability for incurred claims of insurance contract liabilities, net of the asset for incurred claims of reinsurance contract assets held ("liability for incurred claims, net of reinsurance"), of the company's property and casualty and run-off operations, and in the liability for remaining coverage of the company's life insurance operations (as a provision for life policy benefits is principally included therein).
The company's exposure to interest rate risk on the company's liability for incurred claims, net of reinsurance, excluding the company’s life insurance operations (as a provision for life policy benefits is principally included within the LRC) increased to $34,546.4 at June 30, 2025 from $32,453.7 at December 31, 2024, primarily reflecting increased business volumes at the property and casualty insurance and reinsurance companies (and the normal delay between the occurrence and payment of claims) and increased current period catastrophe losses. Generally, an increase (decrease) in interest rates will result in a decrease (increase) to the carrying values of both the company’s fixed income portfolio and liability for incurred claims, net of reinsurance. While the change to the carrying value of each will not necessarily be equal in magnitude when there is a movement in interest rates, the impact on the company's net earnings is typically partially mitigated.
Market Price Fluctuations
The company's exposure to equity price risk through its equity and equity-related holdings increased at June 30, 2025 compared to December 31, 2024 as shown in the following table which summarizes the net effect of the company's equity and equity-related holdings on the company's financial position at June 30, 2025 and December 31, 2024 and results of operations for the three and six months ended June 30, 2025 and 2024:

	June 30, 2025		December 31, 2024		Pre-tax earnings (loss)
	Exposure/Notional amount	Carrying value	Exposure/Notional amount	Carrying value	Second quarter		First six months
					2025	2024	2025	2024
Long equity exposures:
Common stocks	8,667.6	8,667.6	7,487.8	7,487.8	213.2	184.5	430.0	201.9
Bonds and preferred stocks – convertible(1)	399.1	399.1	273.6	273.6	6.8	0.1	90.0	(2.1)
Investments in associates(1)(2)	11,591.2	8,741.9	9,997.9	7,972.8	9.2	26.2	223.2	26.0
Equity derivatives(3)	3,303.1	1,711.7	2,588.0	1,120.8	567.4	132.3	828.1	392.4
Other	—	—	—	—	3.8	34.3	8.6	34.3
Long equity exposures and financial effects	23,961.0	19,520.3	20,347.3	16,855.0	800.4	377.4	1,579.9	652.5

(1)    Excludes the company’s insurance and reinsurance investments in associates and joint ventures and certain other equity and equity-related holdings which are considered long term strategic holdings. See note 6.
(2)    Pre-tax earnings (loss) excludes share of profit (loss) of associates, and includes gain (loss) on sale of non-insurance associates and joint ventures.
(3)    Includes long equity total return swaps, equity warrants and options. Equity exposure for equity warrants and options is the carrying value of the derivatives and for long equity total return swaps it is the notional amount. Pre-tax earnings include net gains on investments during the second quarter and first six months of 2025 of $547.9 and $645.1 (2024 - $131.5 and $462.1) recognized on the company's investment in long equity total return swaps on Fairfax subordinate voting shares.

Capital Management
The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests, was $43,212.7 at June 30, 2025 compared to $40,102.9 at December 31, 2024.
The company manages its capital based on the following financial measurements and ratios:

	Consolidated		Excluding consolidated non-insurance companies
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024

Holding company cash and investments (net of derivative obligations)	3,028.0	2,502.1	3,028.0	2,502.1

Borrowings – holding company(1)	8,498.0	7,882.4	8,498.0	7,882.4
Borrowings – insurance and reinsurance companies(1)	1,510.6	975.8	1,510.6	975.8
Borrowings – non-insurance companies(1)	3,207.8	2,895.5	—	—
Total debt	13,216.4	11,753.7	10,008.6	8,858.2

Net debt	10,188.4	9,251.6	6,980.6	6,356.1

Common shareholders’ equity	25,013.5	22,959.8	25,013.5	22,959.8
Preferred stock	756.1	1,108.2	756.1	1,108.2
Non-controlling interests	4,226.7	4,281.2	2,837.8	2,740.2
Total equity	29,996.3	28,349.2	28,607.4	26,808.2

Net debt/total equity	34.0%	32.6%	24.4%	23.7%
Net debt/net total capital	25.4%	24.6%	19.6%	19.2%
Total debt/total capital	30.6%	29.3%	25.9%	24.8%
Interest coverage(2)	9.7x	10.5x	13.4x	13.5x
Interest and preferred share dividend distribution coverage(2)	9.2x	9.5x	12.4x	11.8x
(1)    At June 30, 2025 the fair value of borrowings - holding company and insurance and reinsurance companies was $10,144.0 (December 31, 2024 - $8,898.2) and the fair value of borrowings - non-insurance companies was $3,204.4 (December 31, 2024 - $2,877.6).
(2)    Coverage ratios are for the six months ended June 30, 2025 and year ended December 31, 2024.

16.    Segmented Information
The company is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management. On January 1, 2025 Ki completed the separation from its parent company Brit and became a separate operating company within the Global Insurers and Reinsurers reporting segment. There were no significant changes to the identifiable assets and liabilities by reporting segment at June 30, 2025 compared to December 31, 2024.
An analysis of insurance revenue and operating income (loss) by reporting segment for the three and six months ended June 30 is presented below:

Quarter ended June 30, 2025

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non - insurance companies	Total

Reporting segment insurance revenue	2,237.8	4,062.5	1,470.2	7,770.5	62.0	—	7,832.5
Intercompany insurance revenue	(12.6)	(35.0)	(49.7)	(97.3)	—	—	(97.3)
Insurance revenue	2,225.2	4,027.5	1,420.5	7,673.2	62.0	—	7,735.2

Insurance service result	230.4	630.2	149.6	1,010.2	(8.8)	—	1,001.4
Other insurance operating expenses	(80.8)	(111.3)	(67.4)	(259.5)	(33.0)	—	(292.5)
Interest and dividends(1)	145.0	336.9	97.8	579.7	33.9	(4.6)	609.0
Share of profit of associates	24.2	57.2	42.0	123.4	13.3	10.7	147.4
Non-insurance revenue	—	—	—	—	—	2,181.0	2,181.0
Non-insurance expenses	—	—	—	—	—	(2,061.1)	(2,061.1)
Operating income	318.8	913.0	222.0	1,453.8	5.4	126.0	1,585.2
Net finance expense from insurance contracts and reinsurance contract assets held							(298.5)
Net gains on investments							952.0
Interest expense							(207.4)
Corporate overhead and other(2)							(77.3)
Earnings before income taxes							1,954.0
Provision for income taxes							(352.1)
Net earnings							1,601.9

Attributable to:
Shareholders of Fairfax							1,436.7
Non-controlling interests							165.2
							1,601.9

Quarter ended June 30, 2024

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non-insurance companies	Total

Reporting segment insurance revenue	2,159.5	3,826.2	1,558.3	7,544.0	53.6	—	7,597.6
Intercompany insurance revenue	(6.0)	(42.0)	(56.1)	(104.1)	—	—	(104.1)
Insurance revenue	2,153.5	3,784.2	1,502.2	7,439.9	53.6	—	7,493.5

Insurance service result	296.0	671.1	86.2	1,053.3	(29.8)	—	1,023.5
Other insurance operating expenses	(80.1)	(99.6)	(69.5)	(249.2)	(32.9)	—	(282.1)
Interest and dividends(1)	126.4	324.9	95.8	547.1	35.6	(3.8)	578.9
Share of profit (loss) of associates	33.7	128.6	39.6	201.9	19.7	(24.5)	197.1
Non-insurance revenue	—	—	—	—	—	1,538.1	1,538.1
Non-insurance expenses	—	—	—	—	—	(1,484.6)	(1,484.6)
Operating income (loss)	376.0	1,025.0	152.1	1,553.1	(7.4)	25.2	1,570.9
Net finance expense from insurance contracts and reinsurance contract assets held							(204.7)
Net gains on investments							241.6
Interest expense							(160.4)
Corporate overhead and other(2)							(36.2)
Earnings before income taxes							1,411.2
Provision for income taxes							(355.4)
Net earnings							1,055.8

Attributable to:
Shareholders of Fairfax							915.4
Non-controlling interests							140.4
							1,055.8
(1)    Presented net of investment management and administration fees paid to the holding company. These intercompany fees are eliminated in corporate overhead and other as shown in the footnote below.
(2)    Comprised principally of the expenses of the group holding companies, net of investment management and administration fees earned by the holding company, interest and dividends earned on holding company cash and investments and holding company share of profit (loss) of associates, as shown below.

	Second quarter
	2025	2024
Corporate and other expenses as presented in the consolidated statements of earnings	118.1	95.7
Holding company interest and dividends	6.9	11.8
Holding company share of (profit) loss of associates	16.7	(24.3)
Investment management and administration fee income and other	(64.4)	(47.0)
Corporate overhead and other as presented in the tables above	77.3	36.2

Six months ended June 30, 2025

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non-insurance companies	Total

Reporting segment insurance revenue	4,412.1	7,940.7	2,944.4	15,297.2	117.3	—	15,414.5
Intercompany insurance revenue	(25.5)	(75.8)	(95.3)	(196.6)	—	—	(196.6)
Insurance revenue	4,386.6	7,864.9	2,849.1	15,100.6	117.3	—	15,217.9

Insurance service result	500.1	855.4	263.8	1,619.3	(12.3)	—	1,607.0
Other insurance operating expenses	(158.9)	(214.7)	(138.1)	(511.7)	(50.4)	—	(562.1)
Interest and dividends(1)	271.4	643.8	180.7	1,095.9	61.3	(7.1)	1,150.1
Share of profit of associates	13.5	114.6	67.7	195.8	27.9	30.4	254.1
Non-insurance revenue	—	—	—	—	—	4,270.4	4,270.4
Non-insurance expenses	—	—	—	—	—	(4,208.8)	(4,208.8)
Operating income	626.1	1,399.1	374.1	2,399.3	26.5	84.9	2,510.7
Net finance expense from insurance contracts and reinsurance contract assets held							(903.1)
Net gains on investments							2,008.1
Interest expense							(397.8)
Corporate overhead and other(2)							(98.2)
Earnings before income taxes							3,119.7
Provision for income taxes							(564.8)
Net earnings							2,554.9

Attributable to:
Shareholders of Fairfax							2,382.4
Non-controlling interests							172.5
							2,554.9

Six months ended June 30, 2024

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non-insurance companies	Total

Reporting segment insurance revenue	4,265.3	7,472.1	3,558.2	15,295.6	89.0	—	15,384.6
Intercompany insurance revenue	(22.0)	(83.4)	(98.9)	(204.3)	—	—	(204.3)
Insurance revenue	4,243.3	7,388.7	3,459.3	15,091.3	89.0	—	15,180.3

Insurance service result	583.7	1,313.1	194.0	2,090.8	(30.3)	—	2,060.5
Other insurance operating expenses	(156.8)	(193.3)	(125.2)	(475.3)	(52.6)	—	(527.9)
Interest and dividends(1)	255.2	618.6	173.8	1,047.6	65.5	(3.7)	1,109.4
Share of profit (loss) of associates	58.5	180.7	66.3	305.5	32.9	(21.2)	317.2
Non-insurance revenue	—	—	—	—	—	3,052.3	3,052.3
Non-insurance expenses	—	—	—	—	—	(2,984.9)	(2,984.9)
Operating income	740.6	1,919.1	308.9	2,968.6	15.5	42.5	3,026.6
Net finance expense from insurance contracts and reinsurance contract assets held							(370.7)
Net gains on investments							183.1
Interest expense							(311.9)
Corporate overhead and other(2)							(59.8)
Earnings before income taxes							2,467.3
Provision for income taxes							(641.8)
Net earnings							1,825.5

Attributable to:
Shareholders of Fairfax							1,691.9
Non-controlling interests							133.6
							1,825.5
(1)    Presented net of investment management and administration fees paid to the holding company. These intercompany fees are eliminated in corporate overhead and other as shown in the footnote below.
(2)    Comprised principally of the expenses of the group holding companies, net of investment management and administration fees earned by the holding company, interest and dividends earned on holding company cash and investments and holding company share of profit of associates, as shown below.

	First six months
	2025	2024
Corporate and other expenses as presented in the consolidated statements of earnings	226.4	186.4
Holding company interest and dividends	(10.6)	(3.0)
Holding company share of profit of associates	(5.2)	(31.9)
Investment management and administration fee income and other	(112.4)	(91.7)
Corporate overhead and other as presented in the tables above	98.2	59.8

17.    Expenses
Expenses of the company's insurance and reinsurance companies and non-insurance companies for the three and six months ended June 30 were comprised as follows:

	Three months ended June 30, 2025
	Insurance and reinsurance companies(1)					Non-insurance companies	Total
	Directly attributable			Non-directly attributable	Total expenses of insurance and reinsurance companies
	Insurance acquisition cash flows	Other expenses	Total directly attributable expenses	Other operating expenses		Non-insurance expenses
Losses on claims, net(2)	—	3,512.5	3,512.5	—	3,512.5	—	3,512.5
Commissions	1,104.7	—	1,104.7	—	1,104.7	—	1,104.7
Cost of sales	—	—	—	—	—	1,318.2	1,318.2
Compensation expense	206.9	290.4	497.3	226.6	723.9	350.5	1,074.4
Administrative expense and other	155.0	130.9	285.9	184.0	469.9	392.4	862.3
Total	1,466.6	3,933.8	5,400.4	410.6	5,811.0	2,061.1	7,872.1

As presented in the consolidated statement of earnings:
Insurance service expenses	1,466.6	4,853.6	6,320.2	—	6,320.2	—	6,320.2
Recoveries of insurance service expenses	—	(919.8)	(919.8)	—	(919.8)	—	(919.8)
Other insurance operating expenses and Corporate and other expenses	—	—	—	410.6	410.6	—	410.6
Non-insurance expenses	—	—	—	—	—	2,061.1	2,061.1
Total	1,466.6	3,933.8	5,400.4	410.6	5,811.0	2,061.1	7,872.1

	Three months ended June 30, 2024
	Insurance and reinsurance companies(1)					Non-insurance companies	Total
	Directly attributable			Non-directly attributable	Total expenses of insurance and reinsurance companies
	Insurance acquisition cash flows	Other expenses	Total directly attributable expenses	Other operating expenses		Non-insurance expenses
Losses on claims, net(2)	—	3,172.5	3,172.5	—	3,172.5	—	3,172.5
Commissions	989.2	—	989.2	—	989.2	—	989.2
Cost of sales	—	—	—	—	—	924.8	924.8
Compensation expense	199.0	268.9	467.9	222.3	690.2	290.4	980.6
Administrative expense and other	148.6	144.6	293.2	155.5	448.7	269.4	718.1
Total	1,336.8	3,586.0	4,922.8	377.8	5,300.6	1,484.6	6,785.2

As presented in the consolidated statement of earnings:
Insurance service expenses	1,336.8	4,809.7	6,146.5	—	6,146.5	—	6,146.5
Recoveries of insurance service expenses	—	(1,223.7)	(1,223.7)	—	(1,223.7)	—	(1,223.7)
Other insurance operating expenses and Corporate and other expenses	—	—	—	377.8	377.8	—	377.8
Non-insurance expenses	—	—	—	—	—	1,484.6	1,484.6
Total	1,336.8	3,586.0	4,922.8	377.8	5,300.6	1,484.6	6,785.2
(1)    Includes Life insurance and Run-off, and the group holding companies.
(2)    Includes the effects of discounting losses and ceded losses on claims recorded in the period, changes in loss components and changes in risk adjustment.

	Six months ended June 30, 2025
	Insurance and reinsurance companies(1)					Non-insurance companies	Total
	Directly attributable			Non-directly attributable	Total expenses of insurance and reinsurance companies
	Insurance acquisition cash flows	Other expenses	Total directly attributable expenses	Other operating expenses		Non-insurance expenses
Losses on claims, net(2)	—	7,241.1	7,241.1	—	7,241.1	—	7,241.1
Commissions	2,178.0	—	2,178.0	—	2,178.0	—	2,178.0
Cost of sales	—	—	—	—	—	2,657.4	2,657.4
Compensation expense	395.9	556.6	952.5	462.2	1,414.7	678.8	2,093.5
Administrative expense and other	311.0	265.1	576.1	326.3	902.4	872.6	1,775.0
Total	2,884.9	8,062.8	10,947.7	788.5	11,736.2	4,208.8	15,945.0

As presented in the consolidated statement of earnings:
Insurance service expenses	2,884.9	10,037.3	12,922.2	—	12,922.2	—	12,922.2
Recoveries of insurance service expenses	—	(1,974.5)	(1,974.5)	—	(1,974.5)	—	(1,974.5)
Other insurance operating expenses and Corporate and other expenses	—	—	—	788.5	788.5	—	788.5
Non-insurance expenses	—	—	—	—	—	4,208.8	4,208.8
Total	2,884.9	8,062.8	10,947.7	788.5	11,736.2	4,208.8	15,945.0

	Six months ended June 30, 2024
	Insurance and reinsurance companies(1)					Non-insurance companies	Total
	Directly attributable			Non-directly attributable	Total expenses of insurance and reinsurance companies
	Insurance acquisition cash flows	Other expenses	Total directly attributable expenses	Other operating expenses		Non-insurance expenses
Losses on claims, net(2)	—	6,588.0	6,588.0	—	6,588.0	—	6,588.0
Commissions	1,875.6	—	1,875.6	—	1,875.6	—	1,875.6
Cost of sales	—	—	—	—	—	1,900.4	1,900.4
Compensation expense	365.1	515.7	880.8	440.7	1,321.5	564.3	1,885.8
Administrative expense and other	312.0	316.3	628.3	273.6	901.9	520.2	1,422.1
Total	2,552.7	7,420.0	9,972.7	714.3	10,687.0	2,984.9	13,671.9

As presented in the consolidated statement of earnings:
Insurance service expenses	2,552.7	9,846.4	12,399.1	—	12,399.1	—	12,399.1
Recoveries of insurance service expenses	—	(2,426.4)	(2,426.4)	—	(2,426.4)	—	(2,426.4)
Other insurance operating expenses and Corporate and other expenses	—	—	—	714.3	714.3	—	714.3
Non-insurance expenses	—	—	—	—	—	2,984.9	2,984.9
Total	2,552.7	7,420.0	9,972.7	714.3	10,687.0	2,984.9	13,671.9
(1)    Includes Life insurance and Run-off, and the group holding companies.
(2)    Includes the effects of discounting losses and ceded losses on claims recorded in the period, changes in loss components and changes in risk adjustment.

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations
(as of July 31, 2025)
(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

(1)Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the unaudited interim consolidated financial statements for the three and six months ended June 30, 2025, and the notes to the MD&A in the company's 2024 Annual Report.

(2)In this MD&A, Life insurance and Run-off is included in references to the insurance and reinsurance companies and excluded in references to the property and casualty insurance and reinsurance companies.

(3)The company presents information on gross premiums written and net premiums written throughout its MD&A. Gross premiums written represents the total premiums on policies issued by the company during a specified period, irrespective of the portion ceded or earned, and is an indicator of the volume of new business generated. Net premiums written represents gross premiums written less amounts ceded to reinsurers and is considered a measure of the new business volume and insurance risk that the company has chosen to retain from new business generated. These measures are used in the insurance industry and by the company primarily to evaluate business volumes, including related trends, and the management of insurance risk.

(4)Management analyzes and assesses the underlying insurance and reinsurance companies, and the financial position of the consolidated company, in various ways. Certain of the measures and ratios provided in this interim report, which have been used consistently and disclosed regularly in the company's Annual Reports and interim financial reporting, do not have a prescribed meaning under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and may not be comparable to similar measures presented by other companies. Please refer to the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A for details of the company's measures and ratios, which include:
Supplementary Financial Measures – Net insurance revenue, net insurance service expenses, combined ratio, discounted, book value per basic share, increase (decrease) in book value per basic share (with and without adjustment for the $15.00 per common share dividend), long equity exposures and long equity exposures and financial effects.
Capital Management Measures – Net debt, net total capital, total capital, net debt divided by total equity, net debt divided by net total capital, total debt divided by total capital, interest coverage ratio and interest and preferred share dividend distribution coverage ratio. The company presents these measures on a consolidated basis and also on a consolidated basis excluding non-insurance subsidiaries.
Total of Segments Measures – Supplementary financial measures presented for the property and casualty insurance and reinsurance reporting segments in aggregate including net finance income (expense) from insurance contracts and reinsurance contract assets held, operating income (loss) and corporate overhead and other.
Non-GAAP Financial Measures and Ratios – Net premiums earned, underwriting profit (loss), adjusted operating income (loss), adjusted operating income interest coverage and adjusted operating income interest and preferred share dividend distribution coverage ratios, various property and casualty insurance and reinsurance ratios, including the combined ratio, undiscounted, excess (deficiency) of fair value over carrying value, cash provided by (used in) operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL), investments in Fairfax insurance and reinsurance affiliates and investments in Fairfax affiliates.

Overview of Consolidated Performance for the second quarter and first six months of 2025
Net earnings attributable to shareholders of Fairfax

Property and Casualty Insurance and Reinsurance Operations
Underwriting Performance
Highlights for the second quarter and first six months of 2025, with comparisons to the second quarter and first six months of 2024 except as otherwise noted, included the following:
•The table below presents the insurance service result for the property and casualty insurance and reinsurance operations reconciled to underwriting profit, a key performance measure used by the company and the property and casualty industry in which it operates. The reconciling adjustments are principally (i) other insurance operating expenses, as presented in the consolidated statement of earnings, and (ii) the effects of discounting losses and ceded losses on claims recorded in the period and (iii) the effects of changes in the risk adjustment, both of which are included in insurance service expenses and recoveries of insurance service expenses in the consolidated statement of earnings. Other insurance operating expenses are deducted from insurance service result in deriving underwriting profit as the company measures the performance of management at all property and casualty insurance and reinsurance operations in the decentralized structure on disciplined underwriting profitability which includes prudent expense management on all expenses incurred, including those that are not considered directly attributable to insurance contracts.

	Second quarter
	2025				2024
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Insurance service result	230.4	630.2	149.6	1,010.2	296.0	671.1	86.2	1,053.3
Other insurance operating expenses	(80.8)	(111.3)	(67.4)	(259.5)	(80.1)	(99.6)	(69.5)	(249.2)
Discounting of losses and ceded losses on claims recorded in the period	(86.7)	(238.9)	(31.3)	(356.9)	(104.5)	(359.0)	(46.8)	(510.3)
Changes in the risk adjustment and other(1)	25.2	13.2	(5.3)	33.1	(3.7)	18.4	61.9	76.6
Underwriting profit	88.1	293.2	45.6	426.9	107.7	230.9	31.8	370.4
Interest and dividends	145.0	336.9	97.8	579.7	126.4	324.9	95.8	547.1
Share of profit of associates	24.2	57.2	42.0	123.4	33.7	128.6	39.6	201.9
Adjusted operating income	257.3	687.3	185.4	1,130.0	267.8	684.4	167.2	1,119.4

Combined ratios, discounted(2)	88.0%	81.6%	85.3%	84.1%	84.1%	78.7%	90.2%	82.2%
Combined ratios, undiscounted(3)	95.2%	91.7%	95.5%	93.3%	93.9%	93.0%	96.6%	93.9%
Adjusted operating income interest coverage(4)(5)				8.4x				9.8x
Adjusted operating income interest and preferred share dividend coverage(4)(6)				7.9x				8.5x

	First six months
	2025				2024
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Insurance service result	500.1	855.4	263.8	1,619.3	583.7	1,313.1	194.0	2,090.8
Other insurance operating expenses	(158.9)	(214.7)	(138.1)	(511.7)	(156.8)	(193.3)	(125.2)	(475.3)
Discounting of losses and ceded losses on claims recorded in the period	(205.2)	(556.0)	(61.1)	(822.3)	(215.6)	(589.5)	(71.5)	(876.6)
Changes in the risk adjustment and other(1)	31.0	194.7	12.8	238.5	(13.9)	(29.7)	48.1	4.5
Underwriting profit	167.0	279.4	77.4	523.8	197.4	500.6	45.4	743.4
Interest and dividends	271.4	643.8	180.7	1,095.9	255.2	618.6	173.8	1,047.6
Share of profit of associates	13.5	114.6	67.7	195.8	58.5	180.7	66.3	305.5
Adjusted operating income	451.9	1,037.8	325.8	1,815.5	511.1	1,299.9	285.5	2,096.5

Combined ratios, discounted(2)	86.7%	87.2%	86.8%	87.0%	84.0%	78.6%	91.0%	82.5%
Combined ratios, undiscounted(3)	95.4%	96.1%	96.1%	95.9%	94.3%	92.3%	97.6%	93.7%
Adjusted operating income interest coverage(4)(5)				7.3x				9.6x
Adjusted operating income interest and preferred share dividend coverage(4)(6)				6.8x				8.3x
(1)    Other primarily includes adjustments for differences in reserving methodology included within underwriting profit and the net effect of changes in onerous contracts.
(2)    A performance measure of underwriting results under IFRS 17, calculated as the sum of insurance service expenses and recoveries of insurance service expenses divided by insurance revenue less cost of reinsurance.
(3)    A traditional performance measure of underwriting results within the property and casualty industry.
(4)    Ratios used by the company to measure the ability of the property and casualty insurance and reinsurance companies to service their debt and the debt and preferred dividend obligations of the holding company.
(5)    Adjusted operating income of the property and casualty insurance and reinsurance companies divided by consolidated interest expense on borrowings excluding non-insurance companies.
(6)    Adjusted operating income of the property and casualty insurance and reinsurance companies divided by the sum of consolidated interest expense on borrowings, excluding non-insurance companies, and preferred share dividend distributions of the holding company adjusted to a pre-tax equivalent at the company's Canadian statutory income tax rate.
Insurance service result
•The insurance service result of the property and casualty insurance and reinsurance operations decreased from $1,053.3 in the second quarter of 2024 to $1,010.2 in the second quarter of 2025, primarily reflecting decreased benefit from discounting losses and ceded losses on claims due to decreased average discount rates in the period and increased insurance acquisition expenses. The decrease in the insurance service result was partially offset by increased net insurance revenue at each of the reporting segments, decreased current period catastrophe losses of $140.1 or 2.2 combined ratio points on an undiscounted basis (2024 - $164.2 or 2.7 combined ratio points) and increased net favourable prior year reserve development of $163.2 (2024 - $131.8), primarily at the Global Insurers and Reinsurers and International Insurers and Reinsurers reporting segments.
•The insurance service result of the property and casualty insurance and reinsurance operations decreased from $2,090.8 in the first six months of 2024 to $1,619.3 in the first six months of 2025, primarily reflecting increased current period catastrophe losses of $921.4 or 7.4 combined ratio points on an undiscounted basis (2024 - $265.6 or 2.2 combined ratio points) principally comprised of $727.8 or 5.8 combined ratio points related to the California wildfires, primarily within the Global Insurers and Reinsurers reporting segment. The decrease in the insurance service result in the first six months of 2025 was partially offset by increased business volumes (net insurance revenue increased by 4.2%), principally at the Global Insurers and Reinsurers reporting segment, and increased net favourable prior year reserve development of $382.3 (2024 - $161.7), primarily at the Global Insurers and Reinsurers and International Insurers and Reinsurers reporting segments.
Underwriting performance
•Adjusted operating income of the property and casualty insurance and reinsurance operations increased by 0.9% to $1,130.0 in the second quarter of 2025 from $1,119.4 in the second quarter of 2024, primarily reflecting increased underwriting profit at the Global Insurers and Reinsurers reporting segment (principally reflecting increased net premiums earned, decreased current period catastrophe losses and increased net favourable prior year reserve development) and an increase in interest and dividends, partially offset by decreased share of profit of associates.

•Adjusted operating income of the property and casualty insurance and reinsurance operations decreased by 13.4% to $1,815.5 in the first six months of 2025 from $2,096.5 in the first six months of 2024, primarily reflecting decreased underwriting profit at the Global Insurers and Reinsurers reporting segment (principally as a result of the California wildfires, partially offset by increased net favourable prior year reserve development and increased net premiums earned) and decreased share of profit of associates, partially offset by an increase in interest and dividends.
•The company's property and casualty insurance and reinsurance operations achieved strong underwriting results in the second quarter and first six months of 2025, despite the increased current period catastrophe losses from the California wildfires in the first six months of 2025 with underwriting profit of $426.9 and $523.8 and undiscounted combined ratios of 93.3% and 95.9%, compared to underwriting profit of 370.4 and $743.4 and undiscounted combined ratios of 93.9% and 93.7% in the second quarter and first six months of 2024. The strong underwriting profitability principally reflected continued growth in business volumes, and increased net favourable prior year reserve development which provided a benefit of $163.2 and $382.3 or 2.5% and 3.0% combined ratio points (2024 - $131.8 and $161.7 or 2.2 and 1.4 combined ratio points). The underwriting performance by reporting segment was as follows:

	Second quarter
	2025				2024
	Gross Premiums Written	Net Premiums Written	Combined ratios, undiscounted	Underwriting profit (loss)	Gross Premiums Written	Net Premiums Written	Combined ratios, undiscounted	Underwriting profit
North American Insurers
Northbridge	690.2	632.5	92.0%	42.7	723.4	665.8	88.5%	61.9
Crum & Forster	1,423.9	1,105.8	95.4%	51.5	1,426.5	1,079.6	95.8%	43.7
Zenith National	181.4	191.7	103.3%	(6.1)	169.0	171.5	98.9%	2.1
	2,295.5	1,930.0	95.2%	88.1	2,318.9	1,916.9	93.9%	107.7
Global Insurers and Reinsurers
Allied World	2,067.7	1,422.8	91.1%	112.8	2,021.1	1,423.5	93.2%	84.4
Odyssey Group	1,748.0	1,605.7	91.9%	125.0	1,707.5	1,550.4	93.1%	101.1
Brit(1)	902.4	734.6	92.2%	43.1	825.8	670.8	92.6%	36.4
Ki(1)	229.8	207.5	93.4%	12.3	216.0	181.2	93.2%	9.0
	4,947.9	3,970.6	91.7%	293.2	4,770.4	3,825.9	93.0%	230.9
International Insurers and Reinsurers	1,835.7	1,269.5	95.5%	45.6	1,761.7	1,098.8	96.6%	31.8
Property and casualty insurance and reinsurance	9,079.1	7,170.1	93.3%	426.9	8,851.0	6,841.6	93.9%	370.4

	First six months
	2025				2024
	Gross Premiums Written	Net Premiums Written	Combined ratios, undiscounted	Underwriting profit (loss)	Gross Premiums Written	Net Premiums Written	Combined ratios, undiscounted	Underwriting profit
North American Insurers
Northbridge	1,197.7	1,070.5	92.0%	82.3	1,253.3	1,132.6	89.7%	108.9
Crum & Forster	2,879.0	2,227.9	95.4%	101.8	2,716.8	2,035.5	95.9%	84.8
Zenith National	427.6	445.0	104.8%	(17.1)	419.7	423.1	99.0%	3.7
	4,504.3	3,743.4	95.4%	167.0	4,389.8	3,591.2	94.3%	197.4
Global Insurers and Reinsurers
Allied World	4,228.2	3,137.1	93.4%	166.8	4,025.6	2,991.9	92.4%	184.5
Odyssey Group	3,290.1	3,098.1	98.7%	39.6	3,137.2	2,922.0	92.9%	195.4
Brit(1)	1,683.4	1,323.3	95.0%	57.5	1,552.8	1,232.8	91.3%	90.1
Ki(1)	433.6	381.2	95.9%	15.5	402.2	333.4	90.3%	30.6
	9,635.3	7,939.7	96.1%	279.4	9,117.8	7,480.1	92.3%	500.6
International Insurers and Reinsurers	3,335.0	2,261.6	96.1%	77.4	3,342.0	2,019.6	97.6%	45.4
Property and casualty insurance and reinsurance	17,474.6	13,944.7	95.9%	523.8	16,849.6	13,090.9	93.7%	743.4
(1)     On January 1, 2025 Ki completed the separation from its parent company Brit and is presented as a separate operating company within the Global Insurers and Reinsurers reporting segment. Accordingly, 2024 comparative figures for Brit exclude the results of Ki.

•Net premiums written by the property and casualty insurance and reinsurance operations increased by 4.8% and 6.5% to $7,170.1 and $13,944.7 in the second quarter and first six months of 2025 from $6,841.6 and $13,090.9 in the second quarter and first six months of 2024, while gross premiums written increased by 2.6% and 3.7%, principally reflecting increased premium volumes at the Global Insurers and Reinsurers reporting segment including reinstatement premiums from the California wildfires, increased retention and continued modest rate increases across certain lines of business. The growth in gross premiums written was partially offset by a decrease at Gulf Insurance that reflected the non-renewal of a significant health insurance contract for retired citizens in the third quarter of 2024 which had been experiencing diminishing underwriting profitability.
Effects of discounting and risk adjustment recognized in the consolidated statement of earnings
•The total effects of discounting and risk adjustment recognized in the consolidated statement of earnings were comprised as follows:

	Second quarter		First six months
	2025	2024	2025	2024
Net finance income (expense) from insurance contracts and reinsurance contract assets held as presented in the consolidated statement of earnings:
Net finance expense from insurance contracts	(398.7)	(296.5)	(1,212.1)	(566.7)
Net finance income from reinsurance contract assets held	100.2	91.8	309.0	196.0
Net finance expense from insurance contracts and reinsurance contract assets held	(298.5)	(204.7)	(903.1)	(370.7)
Effects of discounting for future periods and risk adjustment recognized in insurance service result:
Discounting of losses and ceded losses on claims recorded in the period	364.0	503.2	819.9	861.5
Changes in the risk adjustment	(62.3)	(55.0)	(126.3)	(88.3)
Effects included in insurance service result	301.7	448.2	693.6	773.2
Total pre-tax net benefit (cost) in the consolidated statement of earnings	3.2	243.5	(209.5)	402.5
During the second quarter of 2025 the company recorded a total pre-tax net benefit of $3.2, principally related to the net benefit of discounting losses and ceded losses on claims of $364.0 (recognized in the insurance service result as a reduction to losses and ceded losses on claims), partially offset by net finance expense from insurance contracts and reinsurance contract assets held of $298.5. The net finance expense during the second quarter of 2025 of $298.5 consisted of interest accretion resulting from the unwinding of the effects of discounting as claims progress toward settlement of $344.1, partially offset by the benefit of increased discount rates during the period consistent with the characteristics and duration of the expected cash flows on prior years' net losses on claims of $45.6.
During the first six months of 2025 the company recorded a total pre-tax net cost of $209.5, principally related to net finance expense from insurance contracts and reinsurance contract assets held of $903.1, partially offset by the net benefit of discounting losses and ceded losses on claims of $819.9 (recognized in the insurance service result as a reduction to losses and ceded losses on claims). The net finance expense during the first six months of 2025 of $903.1 consisted of interest accretion resulting from the unwinding of the effects of discounting as claims progress toward settlement of $680.4 and the effects of decreased discount rates during the period on prior years' net losses on claims of $222.7.
During the second quarter and first six months of 2024 as interest rates increased, the company recorded a total pre-tax net benefit of $243.5 and $402.5, principally related to the net benefit of discounting losses and ceded losses on claims of $503.2 and $861.5 (recognized in the insurance service result as a reduction to losses and ceded losses on claims), partially offset by net finance expense from insurance contracts and reinsurance contract assets held recognized during the second quarter and first six months of 2024 of $204.7 and $370.7. The net finance expense during the second quarter and first six months of 2024 of $204.7 and $370.7 consisted of interest accretion resulting from the unwinding of the effects of discounting as claims progress toward settlement of $366.1 and $724.4, partially offset by the benefit of modest increases in discount rates during the period on prior years' net losses on claims of $161.4 and $353.7.
•Generally, an increase (decrease) in interest rates will result in a decrease (increase) to the carrying values of both the company’s fixed income portfolio and the liability for incurred claims, net of reinsurance. While the change to the carrying value of each will not necessarily be equal in magnitude when there is a movement in interest rates, the impact on the company's net earnings is typically partially mitigated. A net benefit of $120.4 in the second quarter of 2025 (2024 – net loss of $29.4) from the effects of changes in discount rates comprised a net benefit on insurance contracts and reinsurance contract assets held of $45.6 (2024 - $161.4) and net gains on bonds of $74.8 (2024 - net losses of $190.8) as discussed below under Investment Performance. The net gains on bonds reflected a modest decrease in shorter term interest rates, while the net benefit on insurance contracts and reinsurance contract assets held reflected higher discount rates consistent with the characteristics and duration of expected cash flows. A net benefit of $240.5 in the first six months of 2025 (2024 – net loss of $155.9) from the effects of decreases in discount rates comprised net gains recorded on the company’s bond portfolio of $463.2, partially offset by a net cost on insurance contracts and reinsurance contract assets held of $222.7.

•The table that follows presents the company's total effects of discounting and risk adjustment and the net gains (losses) on bonds recognized in the consolidated statement of earnings for the three and six months ended June 30, 2025 and 2024, set out in a format the company believes assists in understanding the company's net exposure to interest rate risk.

	Second quarter		First six months
	2025	2024	2025	2024
Discounting of losses and ceded losses on claims recorded in the period, and changes in the risk adjustment (recognized in insurance service result)	301.7	448.2	693.6	773.2
Interest accreted to insurance contracts and reinsurance contract assets held (recognized in net finance income (expense) from insurance contracts and reinsurance contract assets held)	(344.1)	(366.1)	(680.4)	(724.4)
	(42.4)	82.1	13.2	48.8

Effect of changes in discount rates on total bonds (recognized in net gains (losses) on investments)	74.8	(190.8)	463.2	(509.6)
Effect of changes in interest rates on insurance contracts and reinsurance contract assets held (recognized in net finance income (expense) from insurance contracts and reinsurance contract assets held)	45.6	161.4	(222.7)	353.7
Net benefit (loss) from changes in discount rates in consolidated statement of earnings	120.4	(29.4)	240.5	(155.9)
Total pre-tax net benefit (loss) in the consolidated statement of earnings	78.0	52.7	253.7	(107.1)
•Refer to note 8 (Insurance Contract Liabilities) to the interim consolidated financial statements for the three and six months ended June 30, 2025 for details of the discount rates applied to losses and ceded losses on claims recorded in the period.
Investment Performance
Interest and dividends
•Consolidated interest and dividends of $666.3 and $1,272.8 in the second quarter and first six months of 2025 increased from $614.0 and $1,203.8 in the second quarter and first six months of 2024, with higher interest income earned principally due to net purchases of other government and corporate and other bonds during 2024 and net purchases of first mortgage loans during 2024 and the first six months of 2025.
•At June 30, 2025 the company's insurance and reinsurance companies held portfolio investments of $67.8 billion (excluding Fairfax India's portfolio of $2.2 billion), of which approximately $10.0 billion was in cash and short term investments, representing 14.8% of those portfolio investments.
•The company's fixed income portfolio is conservatively positioned with 70% of the fixed income portfolio invested in U.S. treasuries and other government bonds and 19% in high quality corporate bonds, primarily short-dated, with an average term to maturity on the bond portfolio of 3.3 years.
Share of profit of associates
•Consolidated share of profit of associates of $130.7 and $259.3 in the second quarter and first six months of 2025 principally reflected share of profit of $104.6 and $210.3 from Eurobank and $68.5 and $149.0 from Poseidon, partially offset by share of loss of $59.5 and $98.2 from Waterous Energy Fund III, a limited partnership investment that recorded unrealized mark-to-market losses on a publicly traded common stock holding during the second quarter and first six months of 2025.
•Refer to note 6 (Investments in Associates) to the interim consolidated financial statements for the three and six months ended June 30, 2025 for details of transactions related to associates.
Net gains (losses) on investments
•Net gains on investments of $952.0 and $2,008.1 in the second quarter and first six months of 2025 consisted of the following:

	Second quarter			First six months
	2025			2025
	Net realized gains (losses)	Net change in unrealized gains	Net gains on investments	Net realized gains (losses)	Net change in unrealized gains	Net gains (losses) on investments
Equity exposures	96.2	704.2	800.4	593.1	986.8	1,579.9
Bonds	(147.2)	222.0	74.8	(198.5)	661.7	463.2
Other	(359.6)	436.4	76.8	(262.6)	227.6	(35.0)
	(410.6)	1,362.6	952.0	132.0	1,876.1	2,008.1

•Net gains on equity exposures of $800.4 and $1,579.9 in the second quarter and first six months of 2025 were primarily comprised of net gains of $213.2 and $430.0 on common stocks and net gains of $547.9 and $645.1 on equity total return swaps that the company continued to hold on Fairfax subordinate voting shares. The first six months of 2025 also included net gains of $216.4 on convertible bonds and equity warrants and a net realized gain on the disposition of Sigma of $178.7.
•Net gains on bonds of $74.8 and $463.2 in the second quarter and first six months of 2025 were principally comprised of net gains on U.S. treasuries of $50.9 and $348.4 and on corporate and other bonds of $12.7 and $55.4, primarily reflecting changes in interest rates. As discussed within the section 'Effects of discounting and risk adjustment recognized in the consolidated statement of earnings' above, movements in interest rates generally affect the discount rates used to discount the company's liability for incurred claims, net of reinsurance. As a result of changes in discount rates consistent with the characteristics and duration of expected cash flows, the company recorded a net benefit on prior years' claims of $45.6 in the second quarter and a net cost of $222.7 in the first six months of 2025.
Non-insurance companies
•Non-insurance companies reported operating income of $126.0 in the second quarter of 2025 compared to $25.2 in the second quarter of 2024, primarily reflecting the acquisition of Sleep Country on October 1, 2024, the consolidation of Peak Achievement on December 20, 2024 and increased operating income at Fairfax India driven by share of profit of associates in the second quarter of 2025 compared to share of loss of associates in the second quarter of 2024.
•Non-insurance companies reported operating income of $84.9 in the first six months of 2025 compared to $42.5 in the first six months of 2024. Excluding non-cash impairment charges recorded at Boat Rocker in relation to its strategic transaction with Blue Ant Media Inc. and certain members of Boat Rocker management, non-insurance companies' operating income increased to $193.5 in the first six months of 2025 from $42.5 in the first six months of 2024, primarily reflecting the acquisition of Sleep Country on October 1, 2024, the consolidation of Peak Achievement on December 20, 2024 and higher operating income at Fairfax India driven by share of profit of associates in the first six months of 2025 compared to share of loss of associates in the first six months of 2024.
Financial Condition
•Maintaining an emphasis on financial soundness, the company held $3,044.9 of cash and investments at the holding company at June 30, 2025 (December 31, 2024 - $2,502.7), its $2.0 billion unsecured revolving credit facility was undrawn, and the holding company also continued to own additional investments in associates and consolidated non-insurance companies with a fair value of approximately $1.9 billion. Holding company cash and investments, as previously described, supports the company's decentralized structure and enables the company to deploy capital efficiently to its insurance and reinsurance companies.
•At June 30, 2025 the excess of fair value over carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries was $2,378.2 compared to $1,480.5 at December 31, 2024. The pre-tax excess of $2,378.2 is not reflected in the company’s book value per share, but is regularly reviewed by management as an indicator of investment performance. Refer to the Financial Condition section of this MD&A, under the heading "Book Value Per Basic Share", for details.
•The company's total debt to total capital ratio, excluding non-insurance companies, increased to 25.9% at June 30, 2025 from 24.8% at December 31, 2024, primarily reflecting increased total debt and redemptions of all of the company's Series E, Series F and Series M preferred shares, partially offset by increased common shareholders' equity as described below.
•Common shareholders’ equity increased by $2,053.7 to $25,013.5 at June 30, 2025 from $22,959.8 at December 31, 2024, primarily reflecting:
◦net earnings attributable to shareholders of Fairfax of $2,382.4, and
◦other comprehensive income of $449.9, primarily related to unrealized foreign currency translation gains, net of hedges, as a result of the strengthening of foreign currencies against the U.S. dollar, partially offset by
◦payments of common and preferred share dividends of $358.3, and
◦purchases of 256,650 subordinate voting shares for cancellation for cash consideration of $360.9, or $1,406.22 per share.
•Book value per basic share was $1,158.47 at June 30, 2025 compared to $1,059.60 at December 31, 2024, representing an increase per basic share in the first six months of 2025 of 9.3% (an increase of 10.8% adjusted to include the $15.00 per common share dividend paid in the first quarter of 2025). At June 30, 2025 there were 21,591,832 common shares effectively outstanding.

Sources of Income
Income as presented in the interim consolidated financial statements for the second quarter and first six months of 2025 and 2024 was comprised as follows:

	Second quarter		First six months
	2025	2024	2025	2024
Insurance revenue:
North American Insurers	2,225.2	2,153.5	4,386.6	4,243.3
Global Insurers and Reinsurers	4,027.5	3,784.2	7,864.9	7,388.7
International Insurers and Reinsurers	1,420.5	1,502.2	2,849.1	3,459.3
Property and Casualty Insurance and Reinsurance	7,673.2	7,439.9	15,100.6	15,091.3
Life insurance and Run-off	62.0	53.6	117.3	89.0
Consolidated insurance revenue	7,735.2	7,493.5	15,217.9	15,180.3
Interest and dividends	666.3	614.0	1,272.8	1,203.8
Share of profit of associates	130.7	221.4	259.3	349.1
Net gains on investments	952.0	241.6	2,008.1	183.1
Non-insurance revenue	2,181.0	1,538.1	4,270.4	3,052.3
Total income	11,665.2	10,108.6	23,028.5	19,968.6
Income of $11,665.2 and $23,028.5 in the second quarter and first six months of 2025 increased from $10,108.6 and $19,968.6 in the second quarter and first six months of 2024 principally reflecting increased net gains on investments, increased non-insurance revenue, growth in insurance revenue and an increase in interest and dividends, partially offset by decreased share of profit of associates.
The modest increase in insurance revenue during the second quarter and first six months of 2025 of $241.7 and $37.6 or 3.2% and 0.2% principally reflected increased insurance revenue at the Global Insurers and Reinsurers reporting segment (primarily reflecting increased business volumes, reinstatement premiums from the California wildfires, continued rate increases across certain lines of business and strong customer retention), partially offset by decreased insurance revenue at the International Insurers and Reinsurers reporting segment (primarily related to Gulf Insurance due to the effects of accounting for acquired contracts in the second quarter and first six months of 2024 which increased insurance revenue and the non-renewal of a significant health insurance contract for retired citizens in the third quarter of 2024 that had been experiencing diminishing underwriting profitability). Refer to Components of Net Earnings in this MD&A for details by reporting segment.
An analysis of interest and dividends, share of profit of associates and net gains (losses) on investments for the second quarter and first six months of 2025 and 2024 is provided in the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading "Investment Performance", and in the Investments section of this MD&A.
The increase in non-insurance revenue during the second quarter and first six months of 2025 of $642.9 and $1,218.1 or 41.8% and 39.9% primarily reflected the acquisition of Sleep Country (October 1, 2024) in the Restaurants and retail operating segment, and the consolidations of Meadow Foods (November 29, 2024) and Peak Achievement (December 20, 2024) in the Other operating segment. An analysis of non-insurance revenue for the second quarters and first six months of 2025 and 2024 is provided in the Underwriting and Operating Income section of this MD&A, under the heading "Non-insurance companies".

Sources of Net Earnings
The table below presents the sources of the company's net earnings for the three and six months ended June 30, 2025 and 2024 using amounts presented in note 16 (Segmented Information) to the interim consolidated financial statements for the three and six months ended June 30, 2025, set out in a format the company believes assists in understanding the composition and management of the company. The table shows separately the combined ratios, discounted and undiscounted, and insurance service result for each of the Property and Casualty Insurance and Reinsurance reporting segments. Operating income (loss) as presented for the Property and Casualty Insurance and Reinsurance reporting segments, Life insurance and Run-off and the Non-insurance companies includes interest and dividends and share of profit of associates, and excludes net gains on investments which are considered a less predictable source of investment income. Also excluded from operating income (loss) is net finance expense from insurance contracts and reinsurance contract assets held which represents the effects of the time value of money, including changes in discount rates.

	Second quarter		First six months
	2025	2024	2025	2024
Combined ratios, discounted - Property and Casualty Insurance and Reinsurance
North American Insurers	88.0%	84.1%	86.7%	84.0%
Global Insurers and Reinsurers	81.6%	78.7%	87.2%	78.6%
International Insurers and Reinsurers	85.3%	90.2%	86.8%	91.0%
Consolidated	84.1%	82.2%	87.0%	82.5%

Combined ratios, undiscounted - Property and Casualty Insurance and Reinsurance
North American Insurers	95.2%	93.9%	95.4%	94.3%
Global Insurers and Reinsurers	91.7%	93.0%	96.1%	92.3%
International Insurers and Reinsurers	95.5%	96.6%	96.1%	97.6%
Consolidated	93.3%	93.9%	95.9%	93.7%

Sources of net earnings
Operating income - Property and Casualty Insurance and Reinsurance:
Insurance service result:
North American Insurers	230.4	296.0	500.1	583.7
Global Insurers and Reinsurers	630.2	671.1	855.4	1,313.1
International Insurers and Reinsurers	149.6	86.2	263.8	194.0
Insurance service result	1,010.2	1,053.3	1,619.3	2,090.8
Other insurance operating expenses	(259.5)	(249.2)	(511.7)	(475.3)
Interest and dividends	579.7	547.1	1,095.9	1,047.6
Share of profit of associates	123.4	201.9	195.8	305.5
Operating income - Property and Casualty Insurance and Reinsurance	1,453.8	1,553.1	2,399.3	2,968.6
Operating income (loss) - Life insurance and Run-off	5.4	(7.4)	26.5	15.5
Operating income - Non-insurance companies	126.0	25.2	84.9	42.5
Net finance expense from insurance contracts and reinsurance contract assets held	(298.5)	(204.7)	(903.1)	(370.7)
Net gains on investments	952.0	241.6	2,008.1	183.1
Interest expense	(207.4)	(160.4)	(397.8)	(311.9)
Corporate overhead and other	(77.3)	(36.2)	(98.2)	(59.8)
Earnings before income taxes	1,954.0	1,411.2	3,119.7	2,467.3
Provision for income taxes	(352.1)	(355.4)	(564.8)	(641.8)
Net earnings	1,601.9	1,055.8	2,554.9	1,825.5

Attributable to:
Shareholders of Fairfax	1,436.7	915.4	2,382.4	1,691.9
Non-controlling interests	165.2	140.4	172.5	133.6
	1,601.9	1,055.8	2,554.9	1,825.5

The discussion that follows makes reference to underwriting profit, a key performance measure used by the company and the property and casualty industry in which it operates. For a reconciliation of insurance service result to underwriting profit for the property and casualty insurance and reinsurance operations, see the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading "Underwriting Performance".

Insurance Service Result - Property and Casualty Insurance and Reinsurance
The decrease in the insurance service result of the property and casualty insurance and reinsurance operations in the second quarter and first six months of 2025 of $43.1 and $471.5 or 4.1% and 22.6% was principally attributable to decreases at the Global Insurers and Reinsurers and the North American Insurers reporting segments, partially offset by an increase at the International Insurers and Reinsurers reporting segment. The decrease in the insurance service result of the Global Insurers and Reinsurers reporting segment primarily reflected a decreased benefit from discounting losses and ceded losses on claims due to decreased average discount rates in the period and increased insurance acquisition expenses, partially offset by increased net insurance revenue, decreased current period catastrophe losses in the second quarter of 2025 and increased net favourable prior year reserve development. The decrease in the insurance service result in the first six months of 2025 in the Global Insurers and Reinsurers reporting segment also reflected increased current period catastrophe losses, principally from the California wildfires. The decrease in the insurance service result of the North American Insurers reporting segment principally reflected decreased net insurance revenue as a result of softening in commercial lines of business and strengthening of the U.S. dollar relative to the Canadian dollar, increased insurance acquisition expenses and increased large loss experience in the commercial property lines of business at Northbridge. The decrease in the insurance service result of the North American Insurers reporting segment also reflected increased losses and decreased net favourable prior year reserve development in the workers' compensation business at Zenith National, a decreased benefit from discounting losses and ceded losses on claims due to lower average discount rates in the period and increased current period catastrophe losses at Zenith National and Crum & Forster in the first six months of 2025 due to the California wildfires. The decrease in the insurance service result in the second quarter and first six months of 2025 was partially offset by an increase in the insurance service result of the International Insurers and Reinsurers reporting segment which primarily reflected increases at Gulf Insurance (principally reflecting the effects of the unwind of certain acquisition accounting adjustments and the effects of accounting for acquired contracts in 2024) and at Fairfax Latin America (principally at Southbridge Chile and Southbridge Uruguay). The increase in the insurance service result of the International Insurers and Reinsurers reporting segment in the first six months of 2025 also reflected an increase at Fairfax Asia (principally at Singapore Re reflecting increased insurance revenue from new business relative to more moderate increases in insurance service expense), partially offset by a decrease at Group Re (principally reflecting lower net insurance revenue).
Underwriting Profit - Property and Casualty Insurance and Reinsurance
The company's property and casualty insurance and reinsurance operations produced underwriting profit of $426.9 and $523.8 (undiscounted combined ratios of 93.3% and 95.9%) in the second quarter and first six months of 2025 compared to underwriting profit of $370.4 and $743.4 (undiscounted combined ratios of 93.9% and 93.7%) in the second quarter and first six months of 2024, primarily reflecting the same factors as noted above for the insurance service result except for the decreased benefit from discounting losses and ceded losses on claims.
The following table presents the components of the company's combined ratios, undiscounted, a key performance measure of underwriting profit, for the three and six months ended June 30, 2025 and 2024:

	Second quarter		First six months
Property and Casualty Insurance and Reinsurance	2025	2024	2025	2024
Underwriting profit	426.9	370.4	523.8	743.4

Losses on claims - accident year	63.9%	65.2%	67.5%	64.1%
Commissions	17.0%	16.4%	17.0%	16.4%
Underwriting expenses	14.9%	14.5%	14.4%	14.6%
Combined ratio, undiscounted - accident year	95.8%	96.1%	98.9%	95.1%
Net favourable prior year reserve development	(2.5)%	(2.2)%	(3.0)%	(1.4)%
Combined ratio, undiscounted - calendar year	93.3%	93.9%	95.9%	93.7%

Net favourable prior year reserve development, on an undiscounted basis, for the three and six months ended June 30, 2025 and 2024 was comprised as follows:

	Second quarter		First six months
Property and Casualty Insurance and Reinsurance	2025	2024	2025	2024
North American Insurers	(22.6)	(19.5)	(39.6)	(30.9)
Global Insurers and Reinsurers	(62.9)	(44.8)	(217.4)	(49.1)
International Insurers and Reinsurers	(77.7)	(67.5)	(125.3)	(81.7)
Net favourable prior year reserve development	(163.2)	(131.8)	(382.3)	(161.7)

Net favourable prior year reserve development, on an undiscounted basis, of $163.2 in the second quarter of 2025 reflected favourable emergence within each of the reporting segments, primarily at the International Insurers and Reinsurers reporting segment (primarily reflecting increased net favourable prior year reserve development at a majority of the companies within the reporting segment, including at Gulf Insurance (principally in its motor and medical lines of business) and at Fairfax Asia (principally at Singapore Re across property and liability lines of business)) and the Global Insurers and Reinsurers reporting segment (principally at Allied World, Brit and Ki).
Net favourable prior year reserve development, on an undiscounted basis, of $382.3 in the first six months of 2025 reflected favourable emergence within each of the reporting segments, primarily at the Global Insurers and Reinsurers reporting segment (principally on both non-catastrophe losses and catastrophe losses at Odyssey Group and Brit) and the International Insurers and Reinsurers reporting segment (primarily reflecting increased net favourable prior year reserve development at a majority of the companies within the reporting segment, including at Gulf Insurance (principally in its motor, property and medical lines of business) and at Fairfax Asia (principally at Singapore Re across property and liability lines of business)).
Current period catastrophe losses, on an undiscounted basis, for the three and six months ended June 30, 2025 and 2024 were comprised as follows:

	Second quarter						First six months
	2025			2024			2025			2024
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
California wildfires	35.7	0.6		—	—		727.8	5.8		—	—
Dubai floods	—	—		58.1	1.0		—	—		58.1	0.5
Other	104.4	1.6		106.1	1.7		193.6	1.6		207.5	1.7
Total catastrophe losses	140.1	2.2	points	164.2	2.7	points	921.4	7.4	points	265.6	2.2	points
(1)    Net of reinstatement premiums.
The commission expense ratio increased to 17.0% in the second quarter and first six months of 2025 from 16.4% in the second quarter and first six months of 2024, reflecting increases at each of the companies within the Global Insurers and Reinsurers and North American Insurers reporting segments (with the exception of Crum & Forster, which saw a decrease in average commissions), partially offset by a decrease at the International Insurers and Reinsurers reporting segment (primarily at Gulf Insurance), principally due to changes in the mix of business written.
The underwriting expense ratio increased to 14.9% in the second quarter of 2025 from 14.5% in the second quarter of 2024, reflecting increases in the underwriting expense ratios at the International Insurers and Reinsurers and Global Insurers and Reinsurers reporting segments, partially offset by a decrease at the North American Insurers reporting segment. The increased underwriting expense ratio at the International Insurers and Reinsurers reporting segment principally reflected increases at Gulf Insurance, partially offset by decreases at Fairfax Asia. The increased underwriting expense ratio at the Global Insurers and Reinsurers reporting segment primarily reflected increased underwriting expenses at Ki, principally related to investments in technology and operations as Ki continues to build out to operate as a separate business, and Brit and Odyssey Group, primarily reflecting increased personnel costs. The decreased underwriting expense ratio at the North American Insurers reporting segment primarily reflected growth in net premiums earned at Crum & Forster relative to modest increases in underwriting expenses.
The underwriting expense ratio decreased modestly to 14.4% in the first six months of 2025 from 14.6% in the first six months of 2024, primarily reflecting decreases in the underwriting expense ratios at the Global Insurers and Reinsurers and North American Insurers reporting segments, partially offset by increases in the underwriting expense ratios at the International Insurers and Reinsurers reporting segment.
An analysis of interest and dividends, share of profit of associates and net gains (losses) on investments for the three and six months ended June 30, 2025 and 2024 is provided in the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading "Investment Performance", and in the Investments section of this MD&A.
An analysis of net finance expense from insurance contracts and reinsurance contract assets held for the three and six months ended June 30, 2025 and 2024 is provided in the Overview of Consolidated Performance section at the beginning of this MD&A.
Net earnings attributable to shareholders of Fairfax was $1,436.7 (net earnings of $66.34 per basic share and $61.61 per diluted share) in the second quarter of 2025 and $2,382.4 (net earnings of $112.40 per basic share and $104.26 per diluted share) in the first six months of 2025 compared to net earnings of $915.4 (net earnings of $40.18 per basic share and $37.18 per diluted share) in the second quarter of 2024 and $1,691.9 (net earnings of $73.36 per basic share and $67.94 per diluted share) in the first six months of 2024. The increase in profitability in the second quarter and first six months of 2025 compared to the second quarter and first six months of 2024 principally reflected increased net gains on investments, decreased provision for income taxes, increased operating income from non-insurance companies, and an increase in interest and dividends, partially offset by increased net finance expense from insurance contracts and reinsurance contract assets held, decreased insurance service result, decreased share of profit of associates and increased interest expense.

Net Earnings by Reporting Segment
The company's sources of net earnings shown by reporting segment are set out below for the three and six months ended June 30, 2025 and 2024. In the Elimination and adjustments column there are adjustments to eliminate investment management and administration fees paid by the operating companies to the holding company. Those fees are included in interest and dividends (as investment management expense) by the operating companies and in corporate overhead and other (expense) income by the Corporate and Other category.
Quarter ended June 30, 2025

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non - insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated

External	2,225.2	4,027.5	1,420.5	7,673.2	62.0	—	—	—	7,735.2
Intercompany	12.6	35.0	49.7	97.3	—	—	—	(97.3)	—
Insurance revenue	2,237.8	4,062.5	1,470.2	7,770.5	62.0	—	—	(97.3)	7,735.2
Insurance service expenses	(1,925.4)	(3,345.6)	(1,060.1)	(6,331.1)	(77.7)	—	—	88.6	(6,320.2)
Net insurance result	312.4	716.9	410.1	1,439.4	(15.7)	—	—	(8.7)	1,415.0
Cost of reinsurance	(322.5)	(641.7)	(454.7)	(1,418.9)	(11.6)	—	—	97.3	(1,333.2)
Recoveries of insurance service expenses	240.5	555.0	194.2	989.7	18.5	—	—	(88.4)	919.8
Net reinsurance result	(82.0)	(86.7)	(260.5)	(429.2)	6.9	—	—	8.9	(413.4)
Insurance service result	230.4	630.2	149.6	1,010.2	(8.8)	—	—	0.2	1,001.6
Other insurance operating expenses	(80.8)	(111.3)	(67.4)	(259.5)	(33.0)	—	—	—	(292.5)
	149.6	518.9	82.2	750.7	(41.8)	—	—	0.2	709.1
Interest and dividends	145.0	336.9	97.8	579.7	33.9	(4.6)	(6.9)	64.2	666.3
Share of profit (loss) of associates	24.2	57.2	42.0	123.4	13.3	10.7	(16.7)	—	130.7
Other:
Non-insurance revenue	—	—	—	—	—	2,181.0	—	—	2,181.0
Non-insurance expenses	—	—	—	—	—	(2,061.1)	—	—	(2,061.1)
Operating income (loss)	318.8	913.0	222.0	1,453.8	5.4	126.0	(23.6)	64.4	1,626.0
Net finance expense from insurance contracts and reinsurance contract assets held	(54.4)	(187.4)	(42.0)	(283.8)	(14.7)	—	—	—	(298.5)
Net gains (losses) on investments	(73.5)	(9.0)	356.7	274.2	47.2	142.2	488.4	—	952.0
Interest expense	(1.6)	(16.9)	(4.4)	(22.9)	(0.2)	(68.7)	(115.5)	(0.1)	(207.4)
Corporate overhead and other	(9.5)	(33.2)	(10.0)	(52.7)	(0.6)	—	(0.5)	(64.3)	(118.1)
Earnings before income taxes	179.8	666.5	522.3	1,368.6	37.1	199.5	348.8	—	1,954.0
Provision for income taxes									(352.1)
Net earnings									1,601.9

Attributable to:
Shareholders of Fairfax									1,436.7
Non-controlling interests									165.2
									1,601.9

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Losses on claims - current year	1,378.0	2,470.1	855.4	4,703.5
Prior year reserve development and release of risk adjustment on prior year claims	(46.8)	23.8	(123.8)	(146.8)
Losses on claims - calendar year	1,331.2	2,493.9	731.6	4,556.7
Commissions	375.9	557.5	186.9	1,120.3
Other underwriting expenses	218.3	294.2	141.6	654.1
Insurance service expenses	1,925.4	3,345.6	1,060.1	6,331.1

Quarter ended June 30, 2024

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated

External	2,153.5	3,784.2	1,502.2	7,439.9	53.6	—	—	—	7,493.5
Intercompany	6.0	42.0	56.1	104.1	—	—	—	(104.1)	—
Insurance revenue	2,159.5	3,826.2	1,558.3	7,544.0	53.6	—	—	(104.1)	7,493.5
Insurance service expenses	(1,891.1)	(3,135.9)	(1,151.4)	(6,178.4)	(81.8)	—	—	113.7	(6,146.5)
Net insurance result	268.4	690.3	406.9	1,365.6	(28.2)	—	—	9.6	1,347.0
Cost of reinsurance	(294.1)	(668.6)	(679.6)	(1,642.3)	(8.9)	—	—	104.1	(1,547.1)
Recoveries of insurance service expenses	321.7	649.4	358.9	1,330.0	7.3	—	—	(113.6)	1,223.7
Net reinsurance result	27.6	(19.2)	(320.7)	(312.3)	(1.6)	—	—	(9.5)	(323.4)
Insurance service result	296.0	671.1	86.2	1,053.3	(29.8)	—	—	0.1	1,023.6
Other insurance operating expenses	(80.1)	(99.6)	(69.5)	(249.2)	(32.9)	—	—	—	(282.1)
	215.9	571.5	16.7	804.1	(62.7)	—	—	0.1	741.5
Interest and dividends	126.4	324.9	95.8	547.1	35.6	(3.8)	(11.8)	46.9	614.0
Share of profit (loss) of associates	33.7	128.6	39.6	201.9	19.7	(24.5)	24.3	—	221.4
Other:
Non-insurance revenue	—	—	—	—	—	1,538.1	—	—	1,538.1
Non-insurance expenses	—	—	—	—	—	(1,484.6)	—	—	(1,484.6)
Operating income (loss)	376.0	1,025.0	152.1	1,553.1	(7.4)	25.2	12.5	47.0	1,630.4
Net finance income (expense) from insurance contracts and reinsurance contract assets held	(68.3)	(134.8)	(20.9)	(224.0)	19.3	—	—	—	(204.7)
Net gains (losses) on investments	(27.4)	(79.8)	110.1	2.9	(27.3)	180.9	85.1	—	241.6
Interest expense	(1.4)	(11.7)	(7.0)	(20.1)	(4.0)	(42.2)	(94.2)	0.1	(160.4)
Corporate overhead and other	(10.5)	(29.3)	(8.8)	(48.6)	(0.9)	—	0.9	(47.1)	(95.7)
Earnings (loss) before income taxes	268.4	769.4	225.5	1,263.3	(20.3)	163.9	4.3	—	1,411.2
Provision for income taxes									(355.4)
Net earnings									1,055.8

Attributable to:
Shareholders of Fairfax									915.4
Non-controlling interests									140.4
									1,055.8

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Losses on claims - current year	1,280.2	2,466.6	897.5	4,644.3
Prior year reserve development and release of risk adjustment on prior year claims	22.6	(60.1)	(104.9)	(142.4)
Losses on claims - calendar year	1,302.8	2,406.5	792.6	4,501.9
Commissions	383.1	473.3	151.5	1,007.9
Other underwriting expenses	205.2	256.1	207.3	668.6
Insurance service expenses	1,891.1	3,135.9	1,151.4	6,178.4

Six months ended June 30, 2025

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non - insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated

External	4,386.6	7,864.9	2,849.1	15,100.6	117.3	—	—	—	15,217.9
Intercompany	25.5	75.8	95.3	196.6	—	—	—	(196.6)	—
Insurance revenue	4,412.1	7,940.7	2,944.4	15,297.2	117.3	—	—	(196.6)	15,217.9
Insurance service expenses	(3,748.2)	(7,000.4)	(2,210.8)	(12,959.4)	(138.9)	—	—	176.1	(12,922.2)
Net insurance result	663.9	940.3	733.6	2,337.8	(21.6)	—	—	(20.5)	2,295.7
Cost of reinsurance	(642.4)	(1,245.2)	(952.1)	(2,839.7)	(19.8)	—	—	196.6	(2,662.9)
Recoveries of insurance service expenses	478.6	1,160.3	482.3	2,121.2	29.1	—	—	(175.8)	1,974.5
Net reinsurance result	(163.8)	(84.9)	(469.8)	(718.5)	9.3	—	—	20.8	(688.4)
Insurance service result	500.1	855.4	263.8	1,619.3	(12.3)	—	—	0.3	1,607.3
Other insurance operating expenses	(158.9)	(214.7)	(138.1)	(511.7)	(50.4)	—	—	—	(562.1)
	341.2	640.7	125.7	1,107.6	(62.7)	—	—	0.3	1,045.2
Interest and dividends	271.4	643.8	180.7	1,095.9	61.3	(7.1)	10.6	112.1	1,272.8
Share of profit of associates	13.5	114.6	67.7	195.8	27.9	30.4	5.2	—	259.3
Other:
Non-insurance revenue	—	—	—	—	—	4,270.4	—	—	4,270.4
Non-insurance expenses	—	—	—	—	—	(4,208.8)	—	—	(4,208.8)
Operating income	626.1	1,399.1	374.1	2,399.3	26.5	84.9	15.8	112.4	2,638.9
Net finance expense from insurance contracts and reinsurance contract assets held	(210.4)	(595.6)	(63.5)	(869.5)	(33.6)	—	—	—	(903.1)
Net gains on investments	213.6	615.3	251.6	1,080.5	72.1	105.5	750.0	—	2,008.1
Interest expense	(3.2)	(31.4)	(8.9)	(43.5)	(0.4)	(142.2)	(211.7)	—	(397.8)
Corporate overhead and other	(21.4)	(52.8)	(19.3)	(93.5)	(0.8)	—	(19.7)	(112.4)	(226.4)
Earnings before income taxes	604.7	1,334.6	534.0	2,473.3	63.8	48.2	534.4	—	3,119.7
Provision for income taxes									(564.8)
Net earnings									2,554.9

Attributable to:
Shareholders of Fairfax									2,382.4
Non-controlling interests									172.5
									2,554.9

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Losses on claims - current year	2,709.1	5,427.7	1,802.2	9,939.0
Prior year reserve development and release of risk adjustment on prior year claims	(128.1)	(86.4)	(239.3)	(453.8)
Losses on claims - calendar year	2,581.0	5,341.3	1,562.9	9,485.2
Commissions	744.5	1,106.7	362.9	2,214.1
Other underwriting expenses	422.7	552.4	285.0	1,260.1
Insurance service expenses	3,748.2	7,000.4	2,210.8	12,959.4

Six months ended June 30, 2024

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated

External	4,243.3	7,388.7	3,459.3	15,091.3	89.0	—	—	—	15,180.3
Intercompany	22.0	83.4	98.9	204.3	—	—	—	(204.3)	—
Insurance revenue	4,265.3	7,472.1	3,558.2	15,295.6	89.0	—	—	(204.3)	15,180.3
Insurance service expenses	(3,628.3)	(5,965.0)	(2,905.8)	(12,499.1)	(120.2)	—	—	220.2	(12,399.1)
Net insurance result	637.0	1,507.1	652.4	2,796.5	(31.2)	—	—	15.9	2,781.2
Cost of reinsurance	(613.3)	(1,333.2)	(1,395.4)	(3,341.9)	(9.2)	—	—	204.3	(3,146.8)
Recoveries of insurance service expenses	560.0	1,139.2	937.0	2,636.2	10.1	—	—	(219.9)	2,426.4
Net reinsurance result	(53.3)	(194.0)	(458.4)	(705.7)	0.9	—	—	(15.6)	(720.4)
Insurance service result	583.7	1,313.1	194.0	2,090.8	(30.3)	—	—	0.3	2,060.8
Other insurance operating expenses	(156.8)	(193.3)	(125.2)	(475.3)	(52.6)	—	—	—	(527.9)
	426.9	1,119.8	68.8	1,615.5	(82.9)	—	—	0.3	1,532.9
Interest and dividends	255.2	618.6	173.8	1,047.6	65.5	(3.7)	3.0	91.4	1,203.8
Share of profit (loss) of associates	58.5	180.7	66.3	305.5	32.9	(21.2)	31.9	—	349.1
Other:
Non-insurance revenue	—	—	—	—	—	3,052.3	—	—	3,052.3
Non-insurance expenses	—	—	—	—	—	(2,984.9)	—	—	(2,984.9)
Operating income	740.6	1,919.1	308.9	2,968.6	15.5	42.5	34.9	91.7	3,153.2
Net finance income (expense) from insurance contracts and reinsurance contract assets held	(110.5)	(224.6)	(39.5)	(374.6)	3.9	—	—	—	(370.7)
Net gains (losses) on investments	(61.4)	(184.3)	102.4	(143.3)	(56.2)	(1.5)	384.1	—	183.1
Interest expense	(2.9)	(23.2)	(14.5)	(40.6)	(7.9)	(85.3)	(178.2)	0.1	(311.9)
Corporate overhead and other	(19.6)	(47.1)	(18.0)	(84.7)	(1.1)	—	(8.8)	(91.8)	(186.4)
Earnings (loss) before income taxes	546.2	1,439.9	339.3	2,325.4	(45.8)	(44.3)	232.0	—	2,467.3
Provision for income taxes									(641.8)
Net earnings									1,825.5

Attributable to:
Shareholders of Fairfax									1,691.9
Non-controlling interests									133.6
									1,825.5

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Losses on claims - current year	2,531.6	4,731.1	2,285.6	9,548.3
Prior year reserve development and release of risk adjustment on prior year claims	(39.0)	(173.3)	(69.9)	(282.2)
Losses on claims - calendar year	2,492.6	4,557.8	2,215.7	9,266.1
Commissions	736.1	888.7	287.8	1,912.6
Other underwriting expenses	399.6	518.5	402.3	1,320.4
Insurance service expenses	3,628.3	5,965.0	2,905.8	12,499.1

Components of Net Earnings
Underwriting and Operating Income
Presented below is the insurance service result, reconciled to underwriting profit, of each of the property and casualty insurance and reinsurance reporting segments, the insurance service result of Life insurance and Run-off and the operating income (loss) of the non-insurance companies, for the three and six months ended June 30, 2025 and 2024. Interest and dividends, share of profit (loss) of associates and net gains (losses) on investments, by reporting segment, for the three and six months ended June 30, 2025 and 2024 are presented in the Net Earnings by Reporting Segment section of this MD&A, and additional details of investments are provided in the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading "Investment Performance", and in the Investments section of this MD&A.

    North American Insurers

	Second quarter		First six months
	2025	2024	2025	2024
Combined ratio, discounted	88.0%	84.1%	86.7%	84.0%

Combined ratio, undiscounted:
Loss & LAE - accident year	64.0%	62.5%	64.1%	62.7%
Commissions	16.2%	15.8%	16.1%	15.7%
Underwriting expenses	16.2%	16.7%	16.3%	16.8%
Combined ratio, undiscounted - accident year	96.4%	95.0%	96.5%	95.2%
Net favourable prior year reserve development	(1.2)%	(1.1)%	(1.1)%	(0.9)%
Combined ratio, undiscounted - calendar year	95.2%	93.9%	95.4%	94.3%

Gross premiums written	2,295.5	2,318.9	4,504.3	4,389.8
Net premiums written	1,930.0	1,916.9	3,743.4	3,591.2
Net insurance revenue(1)	1,915.3	1,865.4	3,769.7	3,652.0

Insurance service result	230.4	296.0	500.1	583.7
Other insurance operating expenses	(80.8)	(80.1)	(158.9)	(156.8)
Discounting of losses and ceded losses on claims recorded in the period	(86.7)	(104.5)	(205.2)	(215.6)
Changes in the risk adjustment and other	25.2	(3.7)	31.0	(13.9)
Underwriting profit	88.1	107.7	167.0	197.4
(1)    Refer to the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A, under the heading "Non-GAAP Financial Measures and Ratios", for a reconciliation of Net insurance revenue to Net premiums earned.
Insurance service result
North American Insurers reported an insurance service result of $230.4 and $500.1 in the second quarter and first six months of 2025 compared to an insurance service result of $296.0 and $583.7 in the second quarter and first six months of 2024. The decrease in the second quarter and first six months of 2025 of $65.6 and $83.6 primarily reflected decreased net insurance revenue as a result of softening in the commercial lines of business and strengthening of the U.S. dollar relative to the Canadian dollar at Northbridge, increased insurance acquisition expenses and large loss experience in the commercial property line of business at Northbridge, increased losses and decreased net favourable prior year reserve development in the workers' compensation business at Zenith National, a decreased benefit from discounting losses and ceded losses on claims due to lower average discount rates in the period, and higher current period catastrophe losses at Zenith National and Crum & Forster in the first six months of 2025 due to the California wildfires. The decrease in the insurance service result in the second quarter and first six months of 2025 was partially offset by continued growth in net insurance revenue at Crum & Forster (including rate increases across most lines of business) relative to modest increases in underwriting expenses, and increased net favourable prior year reserve development at Northbridge and at Crum & Forster in the first six months of 2025.

The operating companies comprising the North American Insurers reporting segment had discounted combined ratios, net insurance revenue and insurance service result in the second quarters and first six months of 2025 and 2024 as set out in the following table:

	Combined ratios, discounted				Net insurance revenue				Insurance service result
	Second quarter		First six months		Second quarter		First six months		Second quarter		First six months
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Northbridge	83.2%	78.6%	83.8%	79.7%	533.1	552.9	1,042.0	1,083.3	89.3	118.6	169.1	219.7
Crum & Forster	88.8%	86.3%	86.9%	85.4%	1,197.7	1,132.1	2,368.2	2,209.2	133.7	155.5	310.7	321.5
Zenith National	96.0%	87.9%	94.3%	88.2%	184.5	180.4	359.5	359.5	7.4	21.9	20.3	42.5
North American Insurers	88.0%	84.1%	86.7%	84.0%	1,915.3	1,865.4	3,769.7	3,652.0	230.4	296.0	500.1	583.7
Underwriting profit
North American Insurers produced underwriting profit of $88.1 and $167.0 and undiscounted combined ratios of 95.2% and 95.4% in the second quarter and first six months of 2025 compared to underwriting profit of $107.7 and $197.4 and undiscounted combined ratios of 93.9% and 94.3% in the second quarter and first six months of 2024. The decrease in underwriting profitability in the second quarter and first six months of 2025 primarily reflected the same factors which decreased the insurance service result as noted above, except for the reduced benefit from discounting losses and ceded losses on claims.
The operating companies comprising the North American Insurers reporting segment had undiscounted combined ratios and underwriting profit (loss) in the second quarters and first six months of 2025 and 2024 as set out in the following table:

	Combined ratios, undiscounted				Underwriting profit (loss)
	Second quarter		First six months		Second quarter		First six months
	2025	2024	2025	2024	2025	2024	2025	2024
Northbridge	92.0%	88.5%	92.0%	89.7%	42.7	61.9	82.3	108.9
Crum & Forster	95.4%	95.8%	95.4%	95.9%	51.5	43.7	101.8	84.8
Zenith National	103.3%	98.9%	104.8%	99.0%	(6.1)	2.1	(17.1)	3.7
North American Insurers	95.2%	93.9%	95.4%	94.3%	88.1	107.7	167.0	197.4

Gross premiums written on a third party basis, net premiums written and net premiums earned for each operating company in the North American Insurers reporting segment for the second quarters and first six months of 2025 and 2024 are shown in the following table:

	Gross premiums written				Net premiums written				Net premiums earned
	Second quarter		First six months		Second quarter		First six months		Second quarter		First six months
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Northbridge	690.2	723.4	1,197.7	1,253.3	632.5	665.8	1,070.5	1,132.6	530.5	536.5	1,032.7	1,058.2
Crum & Forster	1,423.9	1,426.5	2,879.0	2,716.8	1,105.8	1,079.6	2,227.9	2,035.5	1,126.5	1,049.7	2,223.1	2,052.1
Zenith National	181.4	169.0	427.6	419.7	191.7	171.5	445.0	423.1	183.5	179.4	357.6	357.8
North American Insurers	2,295.5	2,318.9	4,504.3	4,389.8	1,930.0	1,916.9	3,743.4	3,591.2	1,840.5	1,765.6	3,613.4	3,468.1

Gross premiums written decreased by 1.0% in the second quarter of 2025 primarily reflecting softening in the commercial lines of business at Northbridge and the strengthening of the U.S. dollar relative to the Canadian dollar. Gross premiums written increased by 2.6% in the first six months of 2025 primarily reflecting increased business volumes at Crum & Forster (primarily accident and health and workers' compensation lines of business) and continued rate increases across most lines of business, partially offset by a decrease at Northbridge primarily as a result of softening in its commercial lines of business and strengthening of the U.S. dollar relative to the Canadian dollar.
Net premiums written increased by 0.7% and 4.2% in the second quarter and first six months of 2025, primarily reflecting the gross premiums written movement and a lower net cession rate at Crum & Forster. Net premiums earned increased by 4.2% in both the second quarter and first six months of 2025, principally reflecting the increase in net premiums written during 2025 and 2024 and the timing between when premiums are written and when they are earned.
The current accident year loss and loss adjustment expense ratio increased to 64.0% and 64.1% in the second quarter and first six months of 2025 from 62.5% and 62.7% in the second quarter and first six months of 2024, primarily reflecting increased large loss experience in the commercial property line of business at Northbridge, higher loss trends in the workers' compensation business at Zenith National, higher non-catastrophe losses in the accident and health line of business at Crum & Forster and increased current period catastrophe losses at Zenith National and Crum & Forster in the first six months of 2025 due to the California wildfires.

The commission expense ratio increased to 16.2% and 16.1% in the second quarter and first six months of 2025 from 15.8% and 15.7% in the second quarter and first six months of 2024, primarily reflecting increased commissions at Northbridge principally due to increased commission rates in its specialty risk line of business.
The underwriting expense ratio decreased to 16.2% and 16.3% in the second quarter and first six months of 2025 from 16.7% and 16.8% in the second quarter and first six months of 2024, primarily reflecting growth in net premiums earned at Crum & Forster relative to modest increases in underwriting expenses and decreased personnel related costs at Zenith National.
Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) increased to $646.3 in the first six months of 2025 from $533.7 in the first six months of 2024, primarily reflecting lower net claims paid at each of the operating companies within the segment, increased interest and dividends received at Crum & Forster and lower taxes paid at Northbridge, partially offset by decreased net premium collections and increased operating expenses paid at Crum & Forster, and increased taxes paid at Crum & Forster and Zenith National.

    Global Insurers and Reinsurers

	Second quarter		First six months
	2025	2024	2025	2024
Combined ratio, discounted	81.6%	78.7%	87.2%	78.6%

Combined ratio, undiscounted:
Loss & LAE - accident year	63.3%	66.3%	70.0%	64.8%
Commissions	18.1%	16.6%	17.8%	16.7%
Underwriting expenses	12.1%	11.4%	11.4%	11.6%
Combined ratio, undiscounted - accident year	93.5%	94.3%	99.2%	93.1%
Net favourable prior year reserve development	(1.8)%	(1.3)%	(3.1)%	(0.8)%
Combined ratio, undiscounted - calendar year	91.7%	93.0%	96.1%	92.3%

Gross premiums written	4,947.9	4,770.4	9,635.3	9,117.8
Net premiums written	3,970.6	3,825.9	7,939.7	7,480.1
Net insurance revenue(1)	3,420.8	3,157.6	6,695.5	6,138.9

Insurance service result	630.2	671.1	855.4	1,313.1
Other insurance operating expenses	(111.3)	(99.6)	(214.7)	(193.3)
Discounting of losses and ceded losses on claims recorded in the period	(238.9)	(359.0)	(556.0)	(589.5)
Changes in the risk adjustment and other	13.2	18.4	194.7	(29.7)
Underwriting profit	293.2	230.9	279.4	500.6
(1)    Refer to the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A, under the heading "Non-GAAP Financial Measures and Ratios", for a reconciliation of Net insurance revenue to Net premiums earned.

On January 1, 2025 Ki completed the separation from its parent company Brit and is presented as a separate operating company within the Global Insurers and Reinsurers reporting segment. Accordingly, the 2024 comparative figures presented in the tables that follow for Brit exclude the results of Ki.
Insurance service result
Global Insurers and Reinsurers insurance service result of $630.2 and a discounted combined ratio of 81.6% in the second quarter of 2025 compared to an insurance service result of $671.1 and a discounted combined ratio of 78.7% in the second quarter of 2024. The decrease in the insurance service result in the second quarter of 2025 of $40.9, or 6.1%, primarily reflected decreased benefit from discounting losses and ceded losses on claims due to decreased average discount rates in the period, increased insurance acquisition expenses and decreased net favourable prior year reserve development at Odyssey Group, primarily on casualty business in U.S insurance and U.S. reinsurance lines of business. The decrease in the insurance service result was partially offset by increased net insurance revenue at each of the operating companies within the segment, decreased current period catastrophe losses (as set out in the table below) and increased net favourable prior year reserve development at Allied World (primarily on Global Markets insurance lines of business and North American reinsurance lines of business), Ki (primarily property lines of business) and Brit (principally on both non-catastrophe and catastrophe property losses).

Global Insurers and Reinsurers insurance service result of $855.4 and a discounted combined ratio of 87.2% in the first six months of 2025 compared to an insurance service result of $1,313.1 and a discounted combined ratio of 78.6% in the first six months of 2024. The decrease in the insurance service result in the first six months of 2025 of $457.7 or 34.9% primarily reflected increased current period catastrophe losses, principally from the California wildfires (as set out in the table below) and increased insurance acquisition expenses at each of the operating companies within the segment, partially offset by increased net favourable prior year reserve development at Brit (principally on both non-catastrophe and catastrophe property losses) and increased net insurance revenue at each of the operating companies within the segment.

	Combined ratios, discounted				Net insurance revenue				Insurance service result
	Second quarter		First six months		Second quarter		First six months		Second quarter		First six months
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Allied World	84.9%	79.7%	84.6%	79.3%	1,315.4	1,282.3	2,621.0	2,516.9	198.9	260.5	403.7	521.3
Odyssey Group	82.3%	83.0%	91.7%	82.0%	1,362.3	1,285.4	2,601.1	2,449.1	241.3	218.3	214.6	440.4
Brit	78.1%	63.8%	87.4%	67.0%	556.0	453.4	1,094.8	879.0	121.6	164.4	138.0	288.4
Ki	63.4%	78.6%	73.8%	77.8%	187.1	136.5	378.6	293.9	68.4	27.9	99.1	63.0
Global Insurers and Reinsurers	81.6%	78.7%	87.2%	78.6%	3,420.8	3,157.6	6,695.5	6,138.9	630.2	671.1	855.4	1,313.1
Underwriting profit
Global Insurers and Reinsurers produced an underwriting profit of $293.2 and an undiscounted combined ratio of 91.7% in the second quarter of 2025 compared to an underwriting profit of $230.9 and an undiscounted combined ratio of 93.0% in the second quarter of 2024. The increase in underwriting profit in the second quarter of 2025 primarily reflected increased net premiums earned at each of the operating companies within the segment, decreased current period catastrophe losses (as set out in the table below) and increased net favourable prior year reserve development at Allied World (primarily on Global Markets insurance lines of business and North American reinsurance lines of business), Ki (primarily property lines of business) and Brit (principally on both non-catastrophe and catastrophe property losses), partially offset by decreased net favourable prior year reserve development on attritional catastrophe losses at Odyssey Group.
Global Insurers and Reinsurers produced an underwriting profit of $279.4 and an undiscounted combined ratio of 96.1% in the first six months of 2025 compared to an underwriting profit of $500.6 and an undiscounted combined ratio of 92.3% in the first six months of 2024. The decrease in underwriting profit in the first six months of 2025 primarily reflected increased current period catastrophe losses as a result of the California wildfires (as set out in the table below), partially offset by increased net favourable prior year reserve development at Odyssey Group on both non-catastrophe losses (primarily insurance and reinsurance property lines of business) and catastrophe losses (primarily 2024 attritional catastrophe losses), and Brit, principally on both non-catastrophe losses (primarily property and specialty lines of business) and catastrophe losses (primarily property treaty lines of business) and increased net premiums earned at each of the operating companies within the segment.
The companies comprising the Global Insurers and Reinsurers reporting segment had undiscounted combined ratios and underwriting profit in the second quarters and first six months of 2025 and 2024 as set out in the following table:

	Combined ratios, undiscounted				Underwriting profit
	Second quarter		First six months		Second quarter		First six months
	2025	2024	2025	2024	2025	2024	2025	2024
Allied World	91.1%	93.2%	93.4%	92.4%	112.8	84.4	166.8	184.5
Odyssey Group	91.9%	93.1%	98.7%	92.9%	125.0	101.1	39.6	195.4
Brit	92.2%	92.6%	95.0%	91.3%	43.1	36.4	57.5	90.1
Ki	93.4%	93.2%	95.9%	90.3%	12.3	9.0	15.5	30.6
Global Insurers and Reinsurers	91.7%	93.0%	96.1%	92.3%	293.2	230.9	279.4	500.6

Catastrophe losses in the Global Insurers and Reinsurers reporting segment for the second quarters and first six months of 2025 and 2024 are as set out in the following table:

	Second quarter						First six months
	2025			2024			2025			2024
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
California wildfires	37.1	1.1		—	—		700.9	10.1		—	—
Dubai floods	—	—		45.1	1.4		—	—		45.1	0.7
Other(2)	86.6	2.4		92.8	2.8		171.2	2.4		172.7	2.6
Total catastrophe losses	123.7	3.5	points	137.9	4.2	points	872.1	12.5	points	217.8	3.3	points
(1)    Net of reinstatement premiums.
(2)    Primarily includes attritional catastrophe losses at Odyssey Group.
Gross and net premiums written and net premiums earned for each operating company in the Global Insurers and Reinsurers reporting segment for the second quarter and first six months of 2025 and 2024 are shown in the following table:

	Gross premiums written				Net premiums written				Net premiums earned
	Second quarter		First six months		Second quarter		First six months		Second quarter		First six months
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Allied World	2,067.7	2,021.1	4,228.2	4,025.6	1,422.8	1,423.5	3,137.1	2,991.9	1,265.2	1,232.8	2,535.1	2,412.9
Odyssey Group	1,748.0	1,707.5	3,290.1	3,137.2	1,605.7	1,550.4	3,098.1	2,922.0	1,543.1	1,462.3	3,007.0	2,765.8
Brit	902.4	825.8	1,683.4	1,552.8	734.6	670.8	1,323.3	1,232.8	554.1	491.6	1,156.4	1,037.9
Ki	229.8	216.0	433.6	402.2	207.5	181.2	381.2	333.4	186.2	132.2	378.6	314.1
Global Insurers and Reinsurers	4,947.9	4,770.4	9,635.3	9,117.8	3,970.6	3,825.9	7,939.7	7,480.1	3,548.6	3,318.9	7,077.1	6,530.7

Gross premiums written increased by 3.7% in the second quarter of 2025, primarily reflecting increases at Allied World (primarily driven by growth in the North American Insurance and Global Markets segments), Odyssey Group (primarily relating to U.S. property business including reinstatement premiums from the California wildfires, partially offset by decreases in motor lines) and Brit (principally reflecting increases in reinsurance and financial and casualty lines of business). Gross premiums written increased by 5.7% in the first six months of 2025, primarily reflecting increases at Allied World (primarily driven by growth in the Reinsurance segment across North American property and casualty lines of business including reinstatement premiums from the California wildfires), Odyssey Group (primarily relating to U.S. property business including reinstatement premiums from the California wildfires) and Brit (principally reflecting increases in reinsurance and property and specialty lines of business).
Net premiums written increased by 3.8% and 6.1% in the second quarter and first six months of 2025 primarily reflecting the increases in gross premiums written and increased average retention, primarily at Allied World and Odyssey Group resulting from increased business volumes in their reinsurance segments which have lower cession rates. Net premiums earned increased by 6.9% and 8.4% in the second quarter and first six months of 2025, principally reflecting the increase in net premiums written during 2025 and 2024 and the timing between when premiums are written and when they are earned.
The current accident year loss and loss adjustment expense ratio decreased to 63.3% in the second quarter of 2025 from 66.3% in the second quarter of 2024 primarily reflecting improved current period attritional loss experience at Odyssey Group (primarily improved loss experience on U.S property and Latin America property and motor business) and Brit (primarily improved loss experience in property and professional liability lines).
The current accident year loss and loss adjustment expense ratio increased to 70.0% in the first six months of 2025 from 64.8% in the first six months of 2024, primarily reflecting increased catastrophe losses (as set out in the table above), partially offset by improved current period attritional loss experience at Allied World (primarily in property insurance) and Odyssey Group (primarily improved loss experience on non-catastrophe U.S property and Latin America property and motor business).
The commission expense ratio increased to 18.1% and 17.8% in the second quarter and first six months of 2025 from 16.6% and 16.7% in the second quarter and first six months of 2024, primarily reflecting increased net average commissions at Allied World and Odyssey Group principally due to changes in the mix of business written.
The underwriting expense ratio increased to 12.1% in the second quarter of 2025 from 11.4% in the second quarter of 2024, primarily reflecting increased underwriting expenses at Ki, principally related to investments in technology and operations as Ki continues to build out to operate as a separate business, and Brit and Odyssey, primarily reflecting increased personnel costs.

The underwriting expense ratio decreased to 11.4% in the first six months of 2025 from 11.6% in the first six months of 2024, primarily reflecting increased net premiums earned relative to more modest increases in underwriting expenses at Odyssey Group and Allied World and decreased underwriting expenses at Brit (primarily reflecting decreased personnel costs), partially offset by increased underwriting expenses at Ki, primarily related to investments in technology and operations as Ki continues to build out to operate as a separate business.
Operating activities and other
Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) increased to $1,509.5 in the first six months of 2025 from $1,354.1 in the first six months of 2024, primarily reflecting increased net premiums received at each of the companies within the Global Insurers and Reinsurers reporting segment and the return of cash for unearned premium upon the non-renewal of a U.S. property reinsurance quota share agreement at Odyssey Group in the comparative period.

During the first six months of 2025 the subsidiaries comprising the Global Insurers and Reinsurers reporting segment paid aggregate dividends of $72.2 (2024 - $122.3) to non-controlling interests.

International Insurers and Reinsurers

	Second quarter		First six months
	2025	2024	2025	2024
Combined ratio, discounted	85.3%	90.2%	86.8%	91.0%

Combined ratio, undiscounted:
Loss & LAE - accident year	66.2%	66.4%	64.9%	64.0%
Commissions	14.8%	17.1%	15.8%	16.8%
Underwriting expenses	22.1%	20.3%	21.7%	21.2%
Combined ratio, undiscounted - accident year	103.1%	103.8%	102.4%	102.0%
Net favourable prior year reserve development	(7.6)%	(7.2)%	(6.3)%	(4.4)%
Combined ratio, undiscounted - calendar year	95.5%	96.6%	96.1%	97.6%

Gross premiums written	1,835.7	1,761.7	3,335.0	3,342.0
Net premiums written	1,269.5	1,098.8	2,261.6	2,019.6
Net insurance revenue(1)	1,015.5	878.7	1,992.3	2,162.8

Insurance service result	149.6	86.2	263.8	194.0
Other insurance operating expenses	(67.4)	(69.5)	(138.1)	(125.2)
Discounting of losses and ceded losses on claims recorded in the period	(31.3)	(46.8)	(61.1)	(71.5)
Changes in the risk adjustment and other	(5.3)	61.9	12.8	48.1
Underwriting profit	45.6	31.8	77.4	45.4
(1)    Refer to the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A, under the heading "Non-GAAP Financial Measures and Ratios", for a reconciliation of Net insurance revenue to Net premiums earned.
Insurance service result
International Insurers and Reinsurers insurance service result of $149.6 and $263.8 in the second quarter and first six months of 2025 increased from $86.2 and $194.0 in the second quarter and first six months of 2024, primarily reflecting increases at Gulf Insurance (principally reflecting the effects of the unwind of certain acquisition accounting adjustments and the effects of accounting for acquired contracts in 2024, and lower net insurance services expenses partially offset by lower net insurance revenue from the non-renewal of a significant insurance contract in the third quarter of 2024 that had been experiencing diminishing performance (the "AFYA insurance contract")) and at Fairfax Latin America (principally at Southbridge Chile and Southbridge Uruguay). The increase in insurance service result in the first six months of 2025 also reflected an increase at Fairfax Asia (principally at Singapore Re reflecting higher insurance revenue from new business across various lines of business and a lower relative increase in insurance service expense), partially offset by a decrease at Group Re (principally reflecting lower net insurance revenue).
Net insurance revenue in the second quarter of 2025 of $1,015.5 increased by $136.8 from $878.7 in the second quarter of 2024, primarily reflecting increases at Gulf Insurance (principally reflecting growth in its medical line of business, including higher retention, and the effects of accounting for acquired contracts in 2024), Fairfax Asia (principally reflecting new business and increased retention at Singapore Re across various lines of business) and Fairfax Central and Eastern Europe (increases in insurance revenue across all operating companies), partially offset by lower net insurance revenue at Group Re (principally reflecting lower insurance revenue).

Net insurance revenue in the first six months of 2025 of $1,992.3 decreased by $170.5 from $2,162.8 in the first six months of 2024, primarily reflecting decreases at Gulf Insurance (principally reflecting the effects of accounting for acquired contracts which increased net insurance revenue by $243.4 in 2024, the unwind of certain acquisition accounting adjustments and the non-renewal of the AFYA insurance contract, partially offset by higher cost of reinsurance (consistent with the growth in insurance revenue in its medical and property lines of business), partially offset by increases at Fairfax Asia and Fairfax Central and Eastern Europe (reflecting the same factors as the increase in the second quarter of 2025 noted above).
The operating companies comprising the International Insurers and Reinsurers reporting segment had discounted combined ratios, net insurance revenue and insurance service result in the second quarters and first six months of 2025 and 2024 as set out in the following table:

	Combined ratios, discounted				Net insurance revenue				Insurance service result
	Second quarter		First six months		Second quarter		First six months		Second quarter		First six months
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Group Re	79.5%	80.6%	92.3%	87.1%	83.7	103.0	190.5	204.2	16.7	19.7	14.5	26.4
Bryte Insurance	89.2%	87.3%	87.0%	87.0%	88.7	73.1	170.8	148.4	9.6	9.1	22.3	19.2
Fairfax Asia	82.5%	79.2%	80.6%	80.9%	118.2	84.6	221.2	166.7	20.8	17.6	43.0	31.8
Fairfax Latin America	78.2%	81.0%	76.6%	78.8%	149.2	138.2	291.6	273.5	32.5	26.4	68.2	58.1
Fairfax Central and Eastern Europe	81.3%	79.5%	83.2%	82.7%	167.6	135.3	317.4	271.2	31.7	28.1	53.3	47.2
Eurolife General	82.9%	96.6%	100.0%	100.7%	20.7	21.3	39.8	41.2	3.6	0.7	—	(0.3)
Gulf Insurance	91.0%	104.8%	91.8%	98.9%	387.4	323.2	761.0	1,057.6	34.7	(15.4)	62.5	11.6
International Insurers and Reinsurers	85.3%	90.2%	86.8%	91.0%	1,015.5	878.7	1,992.3	2,162.8	149.6	86.2	263.8	194.0

Underwriting profit
International Insurers and Reinsurers produced underwriting profit of $45.6 and $77.4 and undiscounted combined ratios of 95.5% and 96.1% in the second quarter and first six months of 2025 compared to underwriting profit of $31.8 and $45.4 and undiscounted combined ratios of 96.6% and 97.6% in the second quarter and first six months of 2024. The increase in underwriting profit in the second quarter and first six months of 2025 primarily reflected increases at Gulf Insurance (due to the absence of acquisition accounting adjustments in the second quarter and first six months of 2025 which decreased underwriting profit by $8.9 and $17.8 in the second quarter and first six months of 2024), Fairfax Asia (increased profit sharing commissions) and Bryte Insurance (increased net favourable prior year reserve development and improved current period attritional loss experience), partially offset by a decrease at Group Re (increased current period attritional loss experience and lower net favourable prior year reserve development). Fairfax Asia's increase in underwriting profit in the second quarter of 2025 also reflected improved current period attritional loss experience, partially offset by lower net favourable prior year reserve development, and Fairfax Asia's increase in underwriting profit in the first six months of 2025 also reflected increased net favourable prior year reserve development, partially offset by increased current period attritional loss experience.
The operating companies comprising the International Insurers and Reinsurers reporting segment had undiscounted combined ratios and underwriting profit (loss) in the second quarters and first six months of 2025 and 2024 as set out in the following table:

	Combined ratios, undiscounted				Underwriting profit (loss)
	Second quarter		First six months		Second quarter		First six months
	2025	2024	2025	2024	2025	2024	2025	2024
Group Re	96.8%	88.7%	96.8%	90.4%	3.9	14.0	7.8	20.6
Bryte Insurance	92.8%	97.3%	94.4%	98.6%	6.0	1.9	9.0	2.0
Fairfax Asia	89.5%	95.6%	91.5%	94.7%	13.1	4.5	20.7	10.4
Fairfax Latin America	95.1%	94.6%	94.6%	94.4%	6.0	6.0	12.7	12.4
Fairfax Central and Eastern Europe	95.3%	94.1%	94.6%	94.5%	8.4	8.4	18.0	16.0
Eurolife General	98.4%	113.6%	101.9%	106.7%	0.3	(2.4)	(0.7)	(2.3)
Gulf Insurance(1)	97.9%	100.2%	98.6%	101.8%	7.9	(0.6)	9.9	(13.7)
International Insurers and Reinsurers	95.5%	96.6%	96.1%	97.6%	45.6	31.8	77.4	45.4
(1)    The results in 2024 include acquisition accounting adjustments recorded by Fairfax on consolidation of Gulf Insurance in 2023. Excluding those adjustments, Gulf Insurance reported underwriting profit of $8.3 and $4.1 and undiscounted combined ratios of 97.9% and 99.5% in the second quarter and first six months of 2024.

The current accident year loss and loss adjustment expense ratio of 66.2% and 64.9% in the second quarter and first six months of 2025 was stable compared to 66.4% and 64.0% in the second quarter and first six months of 2024.
The commission expense ratio of 14.8% and 15.8% in the second quarter and first six months of 2025 decreased compared to 17.1% and 16.8% in the second quarter and first six months of 2024, primarily reflecting decreases at Gulf Insurance (principally reflecting decreased net average commission expense resulting from decreased net premiums earned in the comparative period from increased reinstatement premiums paid).
The underwriting expense ratio of 22.1% in the second quarter of 2025 increased compared to 20.3% in the second quarter of 2024, primarily reflecting increases at Gulf Insurance (primarily due to a higher increase in underwriting expenses relative to the increase in new business volume, partially offset by the modest decrease in expenses as a result of the non-renewal of the AFYA insurance contract). The underwriting expense ratio of 21.7% in the first six months of 2025 was stable compared to 21.2% in the first six months of 2024.
Net favourable prior year reserve development increased to 7.6% and 6.3% in the second quarter and first six months of 2025 from 7.2% and 4.4% in the second quarter and first six months of 2024, primarily reflecting increased net favourable prior year reserve development at most companies within the reporting segment, including at Gulf Insurance (in its motor and medical lines of business) and at Fairfax Central and Eastern Europe (primarily at Colonnade Insurance in its commercial property and general liability lines of business).
Gross premiums written on a third party basis, net premiums written and net premiums earned for each operating company in the International Insurers and Reinsurers reporting segment for the second quarters and first six months of 2025 and 2024 are shown in the following table:

	Gross premiums written				Net premiums written				Net premiums earned
	Second quarter		First six months		Second quarter		First six months		Second quarter		First six months
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Group Re	74.9	71.5	140.7	145.5	140.3	126.2	256.6	202.6	124.9	125.5	246.9	216.0
Bryte Insurance	129.3	107.6	244.3	207.4	84.2	73.4	160.5	141.7	83.2	69.9	161.4	143.5
Fairfax Asia	254.1	232.5	568.9	502.8	127.3	106.7	271.4	216.2	125.3	100.4	243.1	195.8
Fairfax Latin America	324.3	349.6	578.2	606.5	122.2	109.2	233.6	232.4	120.4	111.3	236.1	223.5
Fairfax Central and Eastern Europe	220.4	160.1	451.0	363.4	186.0	142.0	402.5	332.1	177.2	143.1	335.4	288.8
Eurolife General	27.3	24.5	53.5	51.0	19.1	17.5	37.3	36.8	19.7	18.0	36.9	34.2
Gulf Insurance	805.4	815.9	1,298.4	1,465.4	590.4	523.8	899.7	857.8	374.2	375.8	720.4	756.8
International Insurers and Reinsurers	1,835.7	1,761.7	3,335.0	3,342.0	1,269.5	1,098.8	2,261.6	2,019.6	1,024.9	944.0	1,980.2	1,858.6

Gross premiums written increased by 4.2% in the second quarter of 2025, principally reflecting increases at Fairfax Central and Eastern Europe (across all operating companies, primarily due to increases in new business and strong renewals across various lines of business), at Fairfax Asia (principally at Singapore Re due to increases in new business across various lines of business) and at Bryte Insurance (principally increase in new business in its commercial property and commercial auto lines of business), partially offset by decreases at Fairfax Latin America (across most operating companies and various lines of business). Gross premiums written decreased by 0.2% in the first six months of 2025, principally reflecting decreases at Gulf Insurance (primarily due to the non-renewal of the AFYA insurance contract, partially offset by increases in its medical line of business), partially offset by increases at Fairfax Central and Eastern Europe, Fairfax Asia and Bryte Insurance reflecting the same factors as the increase in the second quarter of 2025.
Net premiums written increased by 15.5% and 12.0% in the second quarter and first six months of 2025, consistent with the growth in gross premiums written noted above and increased retention of business at Fairfax Asia and Gulf Insurance.
Net premiums earned increased by 8.6% and 6.5% in the second quarter and first six months of 2025, reflecting the same factors as net premiums written and the timing of premium recognition.

    Life insurance and Run-off

	Second quarter
	2025			2024
	Life insurance(1)	Run-off	Total	Life insurance(1)	Run-off	Total
Net premiums written	64.0	23.0	87.0	56.8	—	56.8

Insurance revenue	51.9	10.1	62.0	50.4	3.2	53.6
Insurance service expenses	(39.0)	(38.7)	(77.7)	(34.7)	(47.1)	(81.8)
Net reinsurance result	(4.3)	11.2	6.9	(2.4)	0.8	(1.6)
Insurance service result	8.6	(17.4)	(8.8)	13.3	(43.1)	(29.8)

	First six months
	2025			2024
	Life insurance(1)	Run-off	Total	Life insurance(1)	Run-off	Total
Net premiums written	116.2	39.3	155.5	108.5	—	108.5

Insurance revenue	100.2	17.1	117.3	83.5	5.5	89.0
Insurance service expenses	(85.2)	(53.7)	(138.9)	(72.3)	(47.9)	(120.2)
Net reinsurance result	(5.1)	14.4	9.3	2.0	(1.1)	0.9
Insurance service result	9.9	(22.2)	(12.3)	13.2	(43.5)	(30.3)
(1)    Comprised of Eurolife and Gulf Insurance. These results differ from those published by Eurolife and Gulf Insurance primarily due to acquisition accounting adjustments recorded by Fairfax related to the consolidation of Eurolife on July 14, 2021 and Gulf Insurance on December 26, 2023, and the presentation of Eurolife and Gulf Insurance’s life insurance operations in the Life insurance and Run-off reporting segment in the table above and separate presentation of Eurolife and Gulf Insurance’s property and casualty insurance operations within the International Insurers and Reinsurers reporting segment as “Eurolife General” and "Gulf Insurance", respectively.
Eurolife and Gulf Insurance primarily underwrite traditional life insurance policies (endowments, deferred annuities, term life and whole life (Eurolife only)), group benefits including retirement benefits, and accident and health insurance policies. Life insurance revenue of $100.2 in the first six months of 2025 principally related to Eurolife and primarily consisted of traditional life insurance policies (whole life and term life), unit-linked insurance products, group benefits including retirement benefits, credit life and accident and health insurance policies. Life insurance's insurance service expenses of $85.2 in the first six months of 2025 primarily consisted of Eurolife's net policy holder benefits and losses on claims, net commission expense and other underwriting expenses.
Run-off manages the company's run-off businesses in the U.S. and continues to manage substantially all of the company's latent reserves. Run-off's insurance service result improved in the first six months of 2025 compared to the first six months of 2024, primarily reflecting decreased net adverse prior year reserve development and increased insurance revenue.

    Non-insurance companies

	Second quarter
	2025					2024
	Restaurants and retail(1)	Fairfax India	Thomas Cook India	Other(2)	Total	Restaurants and retail(1)	Fairfax India	Thomas Cook India	Other(2)	Total
Revenue	684.2	103.4	299.3	1,094.1	2,181.0	468.3	71.3	259.8	738.7	1,538.1
Expenses	(621.7)	(92.5)	(285.7)	(1,061.2)	(2,061.1)	(419.9)	(59.8)	(246.0)	(758.9)	(1,484.6)
Pre-tax income (loss) before interest expense and other	62.5	10.9	13.6	32.9	119.9	48.4	11.5	13.8	(20.2)	53.5
Interest and dividends	2.9	(8.6)	—	1.1	(4.6)	2.4	(6.8)	—	0.6	(3.8)
Share of profit (loss) of associates	—	11.1	—	(0.4)	10.7	—	(23.9)	0.1	(0.7)	(24.5)
Operating income (loss)	65.4	13.4	13.6	33.6	126.0	50.8	(19.2)	13.9	(20.3)	25.2

	First six months
	2025					2024
	Restaurants and retail(1)	Fairfax India	Thomas Cook India	Other(2)	Total	Restaurants and retail(1)	Fairfax India	Thomas Cook India	Other(2)	Total
Revenue	1,224.1	214.5	534.6	2,297.2	4,270.4	854.4	141.0	469.0	1,587.9	3,052.3
Expenses	(1,132.5)	(190.5)	(510.7)	(2,375.1)	(4,208.8)	(807.5)	(123.2)	(446.1)	(1,608.1)	(2,984.9)
Pre-tax income (loss) before interest expense and other	91.6	24.0	23.9	(77.9)	61.6	46.9	17.8	22.9	(20.2)	67.4
Interest and dividends	5.8	(15.3)	—	2.4	(7.1)	4.8	(9.4)	—	0.9	(3.7)
Share of profit (loss) of associates	—	30.9	0.2	(0.7)	30.4	—	(20.7)	0.3	(0.8)	(21.2)
Operating income (loss)	97.4	39.6	24.1	(76.2)	84.9	51.7	(12.3)	23.2	(20.1)	42.5
(1)    Comprised primarily of Recipe and Sporting Life Group, and also comprises Sleep Country (consolidated on October 1, 2024) in 2025.
(2)    Comprised primarily of AGT, Dexterra Group, Boat Rocker, Farmers Edge and Grivalia Hospitality, and also comprises Meadow Foods (consolidated on November 29, 2024) and Peak Achievement (consolidated on December 20, 2024) in 2025.
Non-insurance companies' revenue and expenses increased to $2,181.0 and $2,061.1 in the second quarter of 2025 from $1,538.1 and $1,484.6 in the second quarter of 2024, primarily reflecting the acquisition of Sleep Country (October 1, 2024) in the Restaurants and retail operating segment, and the consolidations of Meadow Foods (November 29, 2024) and Peak Achievement (December 20, 2024) in the Other operating segment.
Non-insurance companies' revenue and expenses increased to $4,270.4 and $4,208.8 in the first six months of 2025 from $3,052.3 and $2,984.9 in the first six months of 2024, primarily reflecting the same factors noted above for the increase in the second quarter of 2025. The increase in expenses in the first six months of 2025 also reflected non-cash impairment charges recorded at Boat Rocker in relation to its announced strategic transaction with Blue Ant Media Inc. and certain members of Boat Rocker management that is expected to close in the third quarter of 2025.

    Investments
Refer to the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading "Investment Performance", for details of interest and dividends and share of profit of associates.
Net Gains (Losses) on Investments
Net gains (losses) on investments for the three and six months ended June 30, 2025 and 2024 were comprised as follows:

	Second quarter
	2025			2024
	Net realized gains (losses)	Net change in unrealized gains	Net gains on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments

Long equity exposures and financial effects	96.2	704.2	800.4	193.7	183.7	377.4
Total bonds	(147.2)	222.0	74.8	(24.0)	(166.8)	(190.8)
Other	(359.6)	436.4	76.8	(44.8)	99.8	55.0
Net gains (losses) on investments	(410.6)	1,362.6	952.0	124.9	116.7	241.6

	First six months
	2025			2024
	Net realized gains (losses)	Net change in unrealized gains	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments

Long equity exposures and financial effects	593.1	986.8	1,579.9	708.4	(55.9)	652.5
Total bonds	(198.5)	661.7	463.2	(5.1)	(504.5)	(509.6)
Other	(262.6)	227.6	(35.0)	17.0	23.2	40.2
Net gains (losses) on investments	132.0	1,876.1	2,008.1	720.3	(537.2)	183.1

Long equity exposures and financial effects: During the second quarter and first six months of 2025 the company's long equity exposures produced net gains of $800.4 and $1,579.9 compared to $377.4 and $652.5 in the second quarter and first six months of 2024, primarily reflecting net gains of $547.9 and $645.1 on equity total return swaps that the company continued to hold on Fairfax subordinate voting shares (2024 - $131.5 and $462.1) and net gains of $213.2 and $430.0 on common stocks (2024 - $184.5 and $201.9). The first six months of 2025 also included net gains of $216.4 on convertible bonds and equity warrants (2024 - net losses of $12.3) and a net realized gain of $178.7 on the disposition of the company's equity accounted investment in Sigma.
Bonds: Net gains on bonds of $74.8 and $463.2 in the second quarter and first six months of 2025 (2024 - net losses of $190.8 and $509.6) were primarily comprised of net gains on U.S. treasury bonds of $50.9 and $348.4 (2024 - net losses of $76.7 and $343.3) and corporate and other bonds of $12.7 and $55.4 (2024 - net losses of $34.6 and $64.1).
The net gains recorded on the company’s bond portfolio of $463.2 (2024 - net losses of $509.6) more than offset the cost of decreases in discount rates on prior years' net losses on claims of $222.7 in the first six months of 2025 (2024 - benefit of increases in discount rates of $353.7).
Preferred stocks: Net gains on preferred stocks, included in other in the table above, primarily reflected net gains of $358.0 and $208.1 on the company's holdings of Digit compulsory convertible preferred shares during the second quarter and first six months of 2025.
Foreign currency: Net losses on foreign currency in the second quarter and first six months of 2025 of $270.0 and $309.8 were comprised of net losses on foreign currency contracts of $251.0 and $285.0 and underwriting activities of $78.5 and $111.3, partially offset by net gains on investing activities of $59.5 and $86.5.

Interest Expense
Interest expense as presented in the consolidated statement of earnings for the three and six months ended June 30, 2025 and 2024 was comprised as follows:

	Second quarter		First six months
	2025	2024	2025	2024
Interest expense on borrowings:
Holding company	115.5	94.2	211.6	178.2
Insurance and reinsurance companies	19.3	20.2	36.9	40.8
Non-insurance companies(1)	53.5	33.3	111.1	67.5
	188.3	147.7	359.6	286.5
Interest expense on lease liabilities:(2)
Holding company and insurance and reinsurance companies	3.9	3.8	7.1	7.6
Non-insurance companies	15.2	8.9	31.1	17.8
	19.1	12.7	38.2	25.4

Consolidated interest expense	207.4	160.4	397.8	311.9
(1)    Borrowings and related interest expense of the non-insurance companies are non-recourse to the holding company.
(2)    Represents accretion of lease liabilities using the effective interest method.
The increase in interest expense on borrowings at the holding company in the second quarter and first six months of 2025 principally reflected the issuance on November 22, 2024 of Cdn$450.0 and Cdn$250.0 principal amount of 4.73% and 5.23% unsecured senior notes due 2034 and 2054, respectively, and the issuance on May 20, 2025 of $500.0 and $400.0 principal amount of 5.75% and 6.50% senior notes due 2035 and 2055, respectively, partially offset by the partial repayment in the fourth quarter of 2024 of the note payable on acquisition of Gulf Insurance in 2023. The increase in interest expense on borrowings at the holding company in the first six months of 2025 also reflected the issuance on March 22, 2024 of $1.0 billion principal amount of 6.35% unsecured senior notes due 2054, partially offset by lower interest expense from the early redemptions on January 29, 2024 of $279.3 principal amount of 4.875% unsecured senior notes due 2024 and on March 15, 2024 of Cdn$348.6 principal amount of 4.95% unsecured senior notes due 2025.
The increase in interest expense on borrowings at the non-insurance companies in the second quarter and first six months of 2025 principally reflected the consolidation of Sleep Country, Meadow Foods and Peak Achievement, including their borrowings of $468.7, $235.9 and $436.0, respectively, during the fourth quarter of 2024.
Interest expense by reporting segment is set out in the Net Earnings by Reporting Segment section of this MD&A.

Corporate Overhead and Other
Corporate overhead and other consists primarily of the expenses of all of the group holding companies (corporate overhead), net of investment management and administration fees earned by the holding company, interest and dividends earned on holding company cash and investments and holding company share of profit (loss) of associates.

	Second quarter		First six months
	2025	2024	2025	2024
Fairfax corporate overhead	64.8	46.2	132.1	100.6
Subsidiary holding companies' corporate overhead	27.9	23.0	43.1	32.8
Subsidiary holding companies' non-cash intangible asset amortization and impairment charges(1)	25.4	26.5	51.2	53.0
Corporate and other expenses as presented in the consolidated statement of earnings	118.1	95.7	226.4	186.4
Holding company interest and dividends	6.9	11.8	(10.6)	(3.0)
Holding company share of (profit) loss of associates	16.7	(24.3)	(5.2)	(31.9)
Investment management and administration fee income and other	(64.4)	(47.0)	(112.4)	(91.7)
Corporate overhead and other(2)	77.3	36.2	98.2	59.8
(1)    Non-cash intangible asset amortization and impairment charges principally related to customer and broker relationships.
(2)    Presented as Corporate overhead and other in note 16 (Segmented Information) to the interim consolidated financial statements for the three and six months ended June 30, 2025.

Fairfax corporate overhead increased to $64.8 and $132.1 in the second quarter and first six months of 2025 from $46.2 and $100.6 in the second quarter and first six months of 2024 primarily due to higher compensation expense and higher legal, audit and consulting fees, partially offset by lower office and general expenses. Subsidiary holding companies' corporate overhead increased to $27.9 and $43.1 in the second quarter and first six months of 2025 from $23.0 and $32.8 in the second quarter and first six months of 2024, primarily reflecting higher charitable donations.
Investment management and administration fee income and other increased to $64.4 and $112.4 in the second quarter and first six months of 2025 from $47.0 and $91.7 in the second quarter and first six months of 2024 primarily reflecting increased fees earned by Hamblin Watsa due to growth in the underlying investment portfolios that it manages on behalf of the insurance, reinsurance and run-off subsidiaries of Fairfax.
Details on consolidated interest and dividends, share of profit (loss) of associates and net gains (losses) on investments are set out in the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading "Investment Performance", and in the Investments section of this MD&A.

Income Taxes
Details of the provision for income taxes in the second quarters and first six months of 2025 and 2024 are provided in note 14 (Income Taxes) to the interim consolidated financial statements for the three and six months ended June 30, 2025.

Segmented Balance Sheet
The company's segmented balance sheets as at June 30, 2025 and December 31, 2024 present the assets, liabilities and non-controlling interests in each of the company's reporting segments in accordance with the company's IFRS Accounting Standards policies and includes, where applicable, acquisition accounting adjustments principally related to goodwill and intangible assets which arose on initial acquisition of the subsidiaries or on a subsequent step acquisition. Certain of the company's subsidiaries hold equity interests in other Fairfax subsidiaries ("affiliates") which are carried at cost. In the table below, the company's three property and casualty insurance and reinsurance reporting segments have been presented in aggregate, and affiliated insurance and reinsurance balances are not shown separately and are eliminated in "Corporate and eliminations".

	June 30, 2025					December 31, 2024
	Property and casualty insurance and reinsurance companies	Life insurance and Run-off	Non-insurance companies	Corporate and eliminations(3)	Consolidated	Property and casualty insurance and reinsurance companies	Life insurance and Run-off	Non-insurance companies	Corporate and eliminations(3)	Consolidated
Assets
Holding company cash and investments	369.2	—	—	2,675.7	3,044.9	391.9	—	—	2,110.8	2,502.7
Insurance contract receivables	782.9	14.2	—	—	797.1	763.6	16.8	—	—	780.4
Portfolio investments(1)	65,869.9	4,362.4	2,634.0	(2,554.7)	70,311.6	61,369.4	4,090.6	2,291.9	(2,531.5)	65,220.4
Reinsurance contract assets held	11,548.8	423.5	—	(878.3)	11,094.0	11,203.0	413.7	—	(934.1)	10,682.6
Deferred income tax assets	227.7	0.9	111.9	14.9	355.4	229.3	0.9	88.6	6.2	325.0
Goodwill and intangible assets	4,062.5	14.4	4,348.6	0.1	8,425.6	4,083.3	12.8	4,181.7	0.4	8,278.2
Due from affiliates	434.6	352.1	1.5	(788.2)	—	242.0	347.4	1.4	(590.8)	—
Other assets	1,953.2	1,809.3	5,372.8	405.7	9,541.0	1,858.8	1,585.2	5,203.8	340.2	8,988.0
Investments in Fairfax insurance and reinsurance affiliates(2)	481.4	20.9	—	(502.3)	—	479.5	22.0	—	(501.5)	—
Total assets	85,730.2	6,997.7	12,468.8	(1,627.1)	103,569.6	80,620.8	6,489.4	11,767.4	(2,100.3)	96,777.3

Liabilities
Accounts payable and accrued liabilities	1,684.0	371.0	3,488.8	580.9	6,124.7	2,054.3	346.3	3,170.4	507.3	6,078.3
Derivative obligations	252.6	—	70.8	17.0	340.4	265.5	8.1	82.7	0.6	356.9
Deferred income tax liabilities	1,024.8	86.4	526.5	317.3	1,955.0	958.1	64.4	514.3	177.2	1,714.0
Insurance contract payables	363.8	689.2	—	—	1,053.0	309.2	613.8	—	—	923.0
Insurance contract liabilities	47,218.3	4,551.3	—	(885.8)	50,883.8	44,261.7	4,280.2	—	(939.7)	47,602.2
Due to affiliates	58.4	—	61.7	(120.1)	—	24.2	—	71.2	(95.4)	—
Borrowings - holding company and insurance and reinsurance companies	1,510.6	—	—	8,498.0	10,008.6	975.8	—	—	7,882.4	8,858.2
Borrowings - non-insurance companies	—	—	3,200.8	7.0	3,207.8	—	—	2,888.9	6.6	2,895.5
Total liabilities	52,112.5	5,697.9	7,348.6	8,414.3	73,573.3	48,848.8	5,312.8	6,727.5	7,539.0	68,428.1

Equity
Shareholders' equity attributable to shareholders of Fairfax	30,785.0	1,294.7	3,731.3	(10,041.4)	25,769.6	29,036.2	1,172.2	3,498.9	(9,639.3)	24,068.0
Non-controlling interests	2,832.7	5.1	1,388.9	—	4,226.7	2,735.8	4.4	1,541.0	—	4,281.2
Total equity	33,617.7	1,299.8	5,120.2	(10,041.4)	29,996.3	31,772.0	1,176.6	5,039.9	(9,639.3)	28,349.2
Total liabilities and total equity	85,730.2	6,997.7	12,468.8	(1,627.1)	103,569.6	80,620.8	6,489.4	11,767.4	(2,100.3)	96,777.3

(1)    Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.
(2)    Intercompany investments in Fairfax insurance and reinsurance subsidiaries carried at cost that are eliminated on consolidation.
(3)    Corporate and eliminations includes the Fairfax holding company, subsidiary intermediate holding companies, and consolidating and eliminating entries. The most significant of those entries are the elimination of intercompany reinsurance provided by Group Re, and reinsurance provided by Odyssey Group and Allied World to affiliated primary insurers.

Financial Risk Management
There were no significant changes to the company’s risk exposures or the processes used by the company for managing those risk exposures at June 30, 2025 compared to those identified at December 31, 2024 and disclosed in the company’s 2024 Annual Report. See note 15 (Financial Risk Management) to the interim consolidated financial statements for the three and six months ended June 30, 2025.

Financial Condition
    Capital Management
See note 15 (Financial Risk Management, under the heading "Capital Management") to the interim consolidated financial statements for the three and six months ended June 30, 2025.
    Book Value Per Basic Share
Common shareholders’ equity at June 30, 2025 was $25,013.5 or $1,158.47 per basic share compared to $22,959.8 or $1,059.60 per basic share at December 31, 2024, representing an increase per basic share in the first six months of 2025 of 9.3% (an increase of 10.8% adjusted for the $15.00 per common share dividend paid in the first quarter of 2025). During the first six months of 2025 the number of common shares effectively outstanding decreased by 76,634, primarily as a result of purchases of 256,650 subordinate voting shares for cancellation, partially offset by net issuances of 180,016 subordinate voting shares from treasury (for use in the company’s share based payment awards). At June 30, 2025 there were 21,591,832 common shares effectively outstanding.
Excess (deficiency) of fair value over adjusted carrying value
The table below presents the pre-tax excess (deficiency) of fair value over adjusted carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries the company considers to be portfolio investments. Those amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance. The aggregate pre-tax excess of fair value over adjusted carrying value of these investments at June 30, 2025 was $2,378.2 (December 31, 2024 - $1,480.5).

	June 30, 2025			December 31, 2024
	Fair value	Adjusted carrying value	Excess (deficiency) of fair value over adjusted carrying value	Fair value	Adjusted carrying value	Excess (deficiency) of fair value over adjusted carrying value
Non-insurance associates(1):
Eurobank	4,032.7	2,538.1	1,494.6	2,923.5	2,374.8	548.7
Poseidon	2,046.3	1,957.9	88.4	2,046.3	1,858.5	187.8
Quess(2)	181.8	196.7	(14.9)	396.0	424.7	(28.7)
Other non-insurance associates(2)	2,401.9	2,388.0	13.9	2,029.1	1,957.9	71.2
	8,662.7	7,080.7	1,582.0	7,394.9	6,615.9	779.0

Non-insurance companies(3):
Fairfax India	1,061.8	707.4	354.4	910.9	678.6	232.3
Thomas Cook India	573.5	228.4	345.1	687.5	220.3	467.2
Other non-insurance companies(4)	226.0	129.3	96.7	180.6	178.6	2.0
	1,861.3	1,065.1	796.2	1,779.0	1,077.5	701.5
	10,524.0	8,145.8	2,378.2	9,173.9	7,693.4	1,480.5

(1)    The fair values and adjusted carrying values of non-insurance associates represent their fair values and carrying values as presented in note 6 (Investments in Associates) to the interim consolidated financial statements for the three and six months ended June 30, 2025, and excludes investments in associates held by Fairfax India (including Bangalore Airport), Thomas Cook India (including its share of Quess), Dexterra Group and Boat Rocker.
(2)    On April 21, 2025 Quess spun off two of its wholly-owned subsidiaries, Digitide Solutions Limited ("Digitide"), which provides information technology and business process solutions, and Bluspring Enterprises Limited ("Bluspring"), which operates as an asset management and integrated services company, in a non-cash distribution. The company recorded the distributed investments at their respective fair values on the date of spin-off. Digitide and Bluspring are included in Other non-insurance associates at June 30, 2025. See note 6 (Investments in Associates) to the interim consolidated financial statements for the three and six months ended June 30, 2025 for details.
(3)    The fair values of the company's investments in market traded non-insurance companies - Fairfax India, Thomas Cook India, Dexterra Group and Boat Rocker - are calculated as the company's pro rata ownership share of each subsidiary's market capitalization, as determined by traded share prices at the financial statement date. The adjusted carrying value of each subsidiary represents its total equity as included in the company's interim consolidated financial statements for the three and six months ended June 30, 2025, less the subsidiary's non-controlling interests as included in note 12 (Total Equity) to those interim consolidated financial statements.
(4)    Includes Dexterra Group and Boat Rocker.

Normal course issuer bid
Following the expiry on September 29, 2024 of its then current normal course issuer bid, on September 30, 2024 the company commenced a normal course issuer bid pursuant to which it is authorized, until expiry of the bid on September 29, 2025, to acquire up to 2,271,157 subordinate voting shares, 751,034 Series C preferred shares, 248,035 Series D preferred shares, 544,013 Series E preferred shares, 175,309 Series F preferred shares, 771,984 Series G preferred shares, 228,015 Series H preferred shares, 1,042,010 Series I preferred shares, 157,989 Series J preferred shares, 950,000 Series K preferred shares and 919,600 Series M preferred shares, representing approximately 10% of the public float in respect of the subordinate voting shares and each series of preferred shares. Decisions regarding any future purchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company. During the first six months of 2025 the company purchased for cancellation 256,650 subordinate voting shares (2024 – 854,031) primarily under its normal course issuer bids at a cost of $360.9 (2024 – $938.1).
On March 31, 2025 the company redeemed all of its 5,440,132 Series E fixed rate cumulative preferred shares, 2,099,046 Series F floating rate cumulative preferred shares and 9,200,000 Series M fixed rate cumulative preferred shares with carrying values of $124.5, $48.0 and $179.6 for $94.5 (Cdn$136.0), $36.5 (Cdn$52.5) and $159.8 (Cdn$230.0), respectively, or Cdn$25.00 per share, and recognized a gain of $61.3 in net changes in capitalization in the consolidated statement of changes in equity.
Liquidity
Operating, investing and financing cash flow activities discussed below are presented in the consolidated statement of cash flows to the interim consolidated financial statements for the three and six months ended June 30, 2025, except for "cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL)" which is presented in the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A.
Operating activities for the six months ended June 30, 2025 and 2024
Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) increased to $2,841.4 in 2025 from $1,857.0 in 2024, principally reflecting higher net premium collections and a net decrease in restricted cash and cash equivalents in 2025 (primarily related to restricted cash of $835.0 held at a depository that was released on January 1, 2025 in connection with the company’s investments in Blizzard Vacatia), partially offset by higher net paid losses.
Investing activities for the six months ended June 30, 2025 and 2024
Sales of investments in associates of $551.6 in 2025 primarily reflected proceeds from the sale of the company's investment in Sigma for cash consideration of $284.1 and the partial sale of the company's investment in Eurobank for cash consideration of $217.2 (€206.3).
Distributions and dividends from investments in associates of $207.1 in 2025 were primarily from the company’s non-insurance associates and joint ventures, of which $140.3 (€124.5) was the company's share of dividends from Eurobank.
Purchases of investments in associates of $777.6 in 2025 primarily reflected an additional investment of $373.7 in Waterous Energy Fund III, a limited partnership, an investment of $236.5 (€209.7) for an indirect equity interest in Albingia, an initial installment of $84.2 paid by Fairfax India pursuant to its additional investment in Bangalore Airport, and an investment of $25.0 in Blizzard Vacatia.
Proceeds from sale of non-insurance subsidiaries, net of cash divested of $137.0 in 2025 primarily reflected the divestiture of certain grain handling assets by AGT.
Financing activities for the six months ended June 30, 2025 and 2024
Proceeds from borrowings - holding company and insurance and reinsurance companies of $889.6 in 2025 principally reflected net proceeds from the issuance of $500.0 and $400.0 principal amounts of 5.75% and 6.50% unsecured senior notes due 2035 and 2055 for net proceeds of $494.5 and $395.1, respectively, after discount, commissions and expenses.
Net borrowings on revolving credit facilities and short term loans - non-insurance companies of $240.6, and purchases of subsidiary shares from non-controlling interests of $162.6 in 2025, primarily reflected additional draws by Recipe on its revolving credit facility to repurchase and cancel its common shares not owned by Fairfax. Net borrowings on revolving credit facilities and short term loans - non-insurance also included Sleep Country's additional borrowings on its revolving credit facility to support growth.
Proceeds from borrowings - holding company and insurance and reinsurance companies of $1,932.9 in 2024 principally reflected net proceeds from the issuance of $1.0 billion principal amount of 6.350% unsecured senior notes due 2054, the issuance of $600.0 principal amount of 6.10% unsecured senior notes due 2055, and the re-opening of the December 2023 issuance for $350.0 principal amount of 6.00% unsecured senior notes due 2033.

Repayments of borrowings - holding company and insurance and reinsurance companies of $538.9 in 2024 principally reflected the holding company's redemption of its remaining $279.3 principal amount of 4.875% unsecured senior notes due 2024, and its redemption of Cdn$348.6 principal amount of 4.95% unsecured senior notes due 2025 using net proceeds from the note issuances due 2033 described above.
Purchases of subsidiary shares from non-controlling interests of $142.4 in 2024 primarily reflected the completion of a mandatory tender offer for the non-controlling interests in Gulf Insurance for cash consideration of $126.7.
Holding company
Holding company cash and investments at June 30, 2025 was $3,044.9 ($3,028.0 net of $16.9 of holding company derivative obligations) compared to $2,502.7 ($2,502.1 net of $0.6 of holding company derivative obligations) at December 31, 2024.
Significant cash and investment transactions during the first six months of 2025 included a payment of $519.8, excluding accrued interest, to Brit pursuant to which Brit became the primary co-obligor of the 2034 notes and 2054 notes, the payment of common and preferred share dividends of $358.3, the purchase of a 33.0% indirect equity interest in Albingia for cash consideration of $236.5 (€209.7), redemptions of the company's Series E fixed rate, Series F floating rate and Series M fixed rate cumulative preferred shares for aggregate consideration of $290.8 (Cdn$418.5), purchases for cancellation of 256,650 subordinate voting shares under the terms of the company's normal course issuer bids at a cost of $360.9, and interest payments on unsecured senior notes, partially offset by the completion of offerings of $500.0 and $400.0 principal amounts of 5.75% and 6.50% unsecured senior notes due May 20, 2035 and May 20, 2055 for net proceeds of $494.5 and $395.1, respectively, dividends and loans received from the insurance and reinsurance companies of $749.4, net gains of $645.1 on the company's investment in long equity total return swaps on Fairfax subordinate voting shares and the mandatory partial sale of the company's investment in Eurobank for $190.8 (€183.5).
The carrying value of holding company cash and investments was also affected by the receipt of investment management and administration fees, disbursements for corporate overhead expenses, and changes in the fair value of holding company investments.
The company believes that holding company cash and investments, net of holding company derivative obligations, at June 30, 2025 of $3,028.0 provides adequate liquidity to meet the holding company’s remaining known commitments in 2025. In addition, the holding company owns investments in associates and consolidated non-insurance companies with a fair value of approximately $1.9 billion and expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries and from Fairfax India, and to receive investment income on its holdings of cash and investments. The holding company also expects to continue to receive dividends from its insurance and reinsurance subsidiaries, which totaled $549.4 in the first six months of 2025, of a maximum $3,164.7 available in 2025. To further augment its liquidity, the holding company can draw upon its $2.0 billion unsecured revolving credit facility, which was undrawn at June 30, 2025.
The holding company’s known significant commitments for the remainder of 2025 consist of an annual payment of $165.0 on the note payable of $495.0 principal amount relating to the acquisition of Gulf Insurance in 2023, payment of interest and corporate overhead expenses, income tax payments, and other investment related activities. The company may also make payments related to its derivative contracts and to provide capital support to its insurance and reinsurance companies (for underwriting initiatives in favourable insurance markets).
Insurance and reinsurance companies
During the first six months of 2025 subsidiary cash and short term investments (including cash and short term investments pledged for derivative obligations) increased by $2,443.9 primarily due to net cash generated by insurance and reinsurance underwriting operations, interest and dividends received primarily from the insurance and reinsurance companies' fixed income portfolio, net sales of bonds, payment received by Brit from the holding company upon Brit becoming the primary co-obligor of Fairfax's 2034 notes and 2054 notes, and the sale of the company's investment in Sigma, partially offset by dividends paid to the holding company and net purchases of common stocks.

Co-obligor Supplemental Financial Information
Allied World co-obligor unsecured senior notes
The information below is being provided pursuant to Rule 13-01 of Regulation S-X in respect of Fairfax's $600.0 principal amount of 6.10% unsecured senior notes due in 2055 (the "2055 notes") of which Allied World is a co-obligor. Allied World, the co-obligor of the 2055 notes, is the company’s 83.4%-owned Bermuda-based holding company subsidiary that, through its subsidiaries, provides global property, casualty and specialty insurance and reinsurance. The 2055 notes are the joint and several obligations of the holding company and Allied World, with Allied World being the primary co-obligor and at first instance responsible for payment of principal, premium (if any) and interest on the 2055 notes. The following tables present summarized financial information for:
•Allied World, as the primary co-obligor of the 2055 notes; and
•the holding company, as a co-obligor of the 2055 notes, (collectively, the “Fairfax and Allied World Obligor group”).
Summarized financial information for the Fairfax and Allied World Obligor group is presented on a combined basis after transactions and balances between the combined entities have been eliminated. Investments in subsidiaries of the Fairfax and Allied World Obligor group have been excluded from the summarized financial information.

	June 30, 2025		December 31, 2024
	Fairfax and Allied World Obligor group(1)	Amounts due from or payable to non-Obligor group subsidiaries(2)	Fairfax and Allied World Obligor group(1)	Amounts due from or payable to non-Obligor group subsidiaries(2)
Total investments, net of derivative obligations	16,544.8	138.8	15,231.0	152.3
Total assets	23,989.4	1,838.6	22,286.1	1,739.1
Insurance contract liabilities	13,617.4	98.8	12,816.6	93.7
Total liabilities	24,409.2	935.9	22,274.2	266.2

	First six months
	2025
	Fairfax and Allied World Obligor group(1)	Transactions with non-Obligor group subsidiaries(2)
Insurance revenue	3,419.8	20.7
Insurance service result	403.6	5.0
Interest and dividends	358.4	85.7
Share of profit of associates	35.9	—
Net earnings	957.0	77.5

(1)    Combined financial information of the Fairfax and Allied World Obligor group, which excludes: (i) transactions and balances between the holding company and Allied World; (ii) acquisition accounting adjustments recorded by the holding company on the acquisition of Allied World in July 2017; and (iii) investments in subsidiaries of the holding company and Allied World.
(2)    Comprised of amounts transacted between the Fairfax and Allied World Obligor group and subsidiaries of the company that are not part of the Fairfax and Allied World Obligor group ("non-Obligor group subsidiaries"). There were no material transactions between the Fairfax and Allied World Obligor group and related parties other than with non-Obligor group subsidiaries.

Aggregate co-obligor unsecured senior notes
The summarized financial information below is being provided in respect of (i) Fairfax's $600.0 principal amount of 6.10% unsecured senior notes due in 2055 of which Allied World is a co-obligor, and (ii) Fairfax's $329.8 (Cdn$450.0) principal amount of 4.73% unsecured senior notes due in 2034 (the "2034 notes") and $183.2 (Cdn$250.0) principal amount of 5.23% unsecured senior notes due in 2054 (the "2054 notes"), of which Brit became a co-obligor as described in note 11 (Borrowings) to the interim consolidated financial statements for the three and six months ended June 30, 2025. The 2055 notes are the joint and several obligations of the holding company and Allied World, with Allied World as primary co-obligor and at first instance responsible for payment of principal, premium (if any) and interest on the 2055 notes. The 2034 notes and the 2054 notes are the joint and several obligations of the holding company and Brit, with Brit as primary co-obligor and at first instance responsible for payment of principal, premium (if any) and interest on the 2034 notes and the 2054 notes.
The following tables present summarized financial information of Fairfax, each co-obligor and other non-obligor operating subsidiaries of Fairfax:

	June 30, 2025
	Fairfax holding company	Allied World(1)	Brit(1)	Other operating companies	Corporate and eliminations(2)	Consolidated
Total investments, net of derivative obligations	2,571.6	13,973.2	6,181.9	48,891.6	1,397.8	73,016.1
Total assets	13,368.5	21,105.1	9,000.5	76,486.2	(16,390.7)	103,569.6
Insurance contract liabilities	—	13,617.4	5,631.6	33,504.9	(1,870.1)	50,883.8
Total liabilities	9,722.5	14,686.7	6,617.1	45,250.5	(2,703.5)	73,573.3

	December 31, 2024
	Fairfax holding company	Allied World(1)	Brit(1)	Other operating companies	Corporate and eliminations(2)	Consolidated
Total investments, net of derivative obligations	2,102.4	13,128.6	5,355.5	45,577.7	1,202.0	67,366.2
Total assets	12,790.7	19,936.3	8,060.3	72,265.4	(16,275.4)	96,777.3
Insurance contract liabilities	—	12,816.6	5,398.0	31,187.8	(1,800.2)	47,602.2
Total liabilities	8,325.0	13,949.2	5,876.6	42,447.4	(2,170.1)	68,428.1

	First six months
	2025
	Fairfax holding company	Allied World(1)	Brit(1)	Other operating companies	Corporate and eliminations(2)	Consolidated
Insurance revenue	—	3,419.8	1,321.9	10,897.6	(421.4)	15,217.9
Net earnings attributable to shareholders of Fairfax	409.9	456.3	174.5	1,398.3	(56.6)	2,382.4
(1)    Excludes acquisition accounting adjustments recorded by the holding company on the acquisition of Allied World in July 2017 and of Brit in June 2015.
(2)    Corporate and eliminations includes subsidiary intermediate holding companies and consolidating and eliminating entries.

Accounting and Disclosure Matters
Limitation on Scope of Design and Evaluation of Internal Control Over Financial Reporting
On October 1, 2024 the company, through its insurance and reinsurance subsidiaries, acquired all of the issued and outstanding common shares of Sleep Country Canada Holdings Inc. ("Sleep Country") and commenced consolidating the assets, liabilities and results of operations of Sleep Country in the company's financial reporting. On November 29, 2024 the company, through its insurance and reinsurance subsidiaries, acquired an additional equity interest in the issued and outstanding common shares of Meadow Foods Limited ("Meadow Foods") and commenced consolidating the assets and liabilities of Meadow Foods in the company's financial reporting. On December 20, 2024 the company, through its insurance and reinsurance subsidiaries, acquired all of the issued and outstanding shares of Peak Achievement Athletics Inc. ("Peak Achievement") that it did not already own and commenced consolidating the assets and liabilities of Peak Achievement in the company's financial reporting.
Management has determined to limit the scope of the design and evaluation of the company’s internal control over financial reporting to exclude the controls, policies and procedures of each of Sleep Country, Meadow Foods and Peak Achievement, the results of which are included in the consolidated financial statements of the company for the three and six months ended June 30, 2025. This scope limitation is in accordance with Canadian and U.S. securities laws, which allow an issuer to limit its design and evaluation of internal control over financial reporting to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the applicable certifications relate. The operations of Sleep Country, Meadow Foods and Peak Achievement each represented 9.1%, 10.0% and 7.7%, and 8.5%, 11.3% and 6.2%, respectively, of the company’s consolidated non-insurance revenue for the three and six months ended June 30, 2025, and each represented 1.6%, 0.8% and 1.1%, respectively, of the company’s consolidated assets, and 1.4%, 0.7% and 1.0%, respectively, of the company’s consolidated liabilities, as at June 30, 2025. The table that follows presents a summary of financial information for Sleep Country, Meadow Foods and Peak Achievement.

	For the six months ended June 30, 2025
	Sleep Country	Meadow Foods	Peak Achievement
Non-insurance revenue	361.1	484.1	266.0
Net earnings (loss)	2.0	(6.4)	10.6

	As at June 30, 2025
	Sleep Country	Meadow Foods	Peak Achievement
Assets
Portfolio investments	50.3	31.6	23.5
Deferred income tax assets	22.2	—	—
Goodwill and intangible assets	1,074.2	583.1	710.1
Other assets	482.8	209.5	405.5
Total assets	1,629.5	824.2	1,139.1

Liabilities
Accounts payable and accrued liabilities	403.1	151.7	185.7
Deferred income tax liabilities	72.0	92.5	66.0
Borrowings - non-insurance companies	581.6	258.6	455.3
Total liabilities	1,056.7	502.8	707.0
Total Equity	572.8	321.4	432.1
	1,629.5	824.2	1,139.1

Quarterly Data

	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023
Income(1)	11,665.2	11,363.3	10,396.3	11,917.4	10,108.6	9,860.0	10,782.5	9,703.6
Net earnings	1,601.9	953.0	1,317.9	1,119.5	1,055.8	769.7	1,674.8	1,187.0
Net earnings attributable to shareholders of Fairfax	1,436.7	945.7	1,152.2	1,030.8	915.4	776.5	1,328.5	1,068.9
Net earnings per share	$66.34	$46.10	$54.46	$46.04	$40.18	$33.26	$57.02	$45.62
Net earnings per diluted share	$61.61	$42.70	$50.42	$42.62	$37.18	$30.82	$52.87	$42.26
(1)    Income is comprised of insurance revenue, interest and dividends, share of profit (loss) of associates, net gains (losses) on investments, and non-insurance revenue, all as presented in the consolidated statements of earnings for the respective periods.
Operating results at the company’s insurance and reinsurance companies have been, and are expected to continue to be, significantly affected by discounting of net claims reserves and a risk adjustment on those reserves for uncertainty related to the timing and amount of cash flows from non-financial risk, the occurrence of which are not predictable and have been, and may continue to be, affected by the economic uncertainty caused by increased inflationary pressures and heightened changes in interest rates. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by favourable or adverse reserve development and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly affected by net gains or losses on investments, the timing of which are not predictable.

Forward-Looking Statements
Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: our ability to complete acquisitions and other strategic transactions on the terms and timeframes contemplated, and to achieve the anticipated benefits therefrom; a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including unfavourable changes in interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our operating results and investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; an increase in the amount of capital that we and our subsidiaries are required to maintain and our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Bermuda, Canada or other jurisdictions in which we operate; risks associated with applicable laws and regulations relating to sanctions and corrupt practices in foreign jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; financial reporting risks associated with IFRS 17; financial reporting risks relating to deferred taxes associated with amendments to IAS 12; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; risks associated with Canadian or foreign tax laws, or the interpretation thereof; technological or other change that adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms that may adversely affect our insurance subsidiaries; risks associated with the conflicts in Ukraine and Israel and the development of other geopolitical events and economic disruptions worldwide; and risks associated with tariffs, trade restrictions, or other regulatory measures imposed by domestic or foreign governments that may, directly or indirectly, affect our business. Additional risks and uncertainties are described in our most recently issued Annual Report, which is available at www.fairfax.ca, and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR+ at www.sedarplus.ca. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

Glossary of Non-GAAP and Other Financial Measures
Management analyzes and assesses the underlying insurance and reinsurance companies, and the financial position of the consolidated company, through various measures and ratios. Certain of those measures and ratios, which have been used consistently and disclosed regularly in the company's Annual Reports and interim financial reporting, do not have a prescribed meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other companies.
Supplementary Financial Measures
Net insurance revenue – This measure of underwriting activity is calculated as insurance revenue less cost of reinsurance, both as presented in the consolidated statement of earnings.

	Second quarter		First six months
	2025	2024	2025	2024
Insurance revenue	7,735.2	7,493.5	15,217.9	15,180.3
Cost of reinsurance	(1,333.2)	(1,547.1)	(2,662.9)	(3,146.8)
Net insurance revenue	6,402.0	5,946.4	12,555.0	12,033.5
Net insurance service expenses – This measure of underwriting activity is calculated as insurance service expenses less recoveries of insurance service expenses, both as presented in the consolidated statement of earnings.

	Second quarter		First six months
	2025	2024	2025	2024
Insurance service expenses	(6,320.2)	(6,146.5)	(12,922.2)	(12,399.1)
Recoveries of insurance service expenses	919.8	1,223.7	1,974.5	2,426.4
Net insurance service expenses	(5,400.4)	(4,922.8)	(10,947.7)	(9,972.7)
Combined ratio, discounted – This performance measure of underwriting results under IFRS 17 is calculated as net insurance service expenses expressed as a percentage of net insurance revenue.
Book value per basic share – The company considers book value per basic share a key performance measure as one of the company’s stated objectives is to build long term shareholder value by compounding book value per basic share by 15% annually over the long term. This measure is calculated by the company as common shareholders' equity divided by the number of common shares effectively outstanding. Those amounts are presented in the consolidated balance sheet and note 12 (Total Equity, under the heading "Common stock") respectively to the unaudited interim consolidated financial statements for the three and six months ended June 30, 2025. Increase or decrease in book value per basic share is calculated as the percentage change in book value per basic share from the end of the last annual reporting period to the end of the current reporting period. Increase or decrease in book value per basic share adjusted for the $15.00 per common share dividend is calculated in the same manner except that it assumes the annual $15.00 per common share dividend paid in the first quarter of 2025 was not paid and book value per basic share at the end of the current reporting period would be higher as a result.
Equity exposures – Long equity exposures refers to the company's long positions in equity and equity-related instruments held for investment purposes, and long equity exposures and financial effects refers to the aggregate position and performance of the company's long equity exposures. Long equity exposures exclude the company’s insurance and reinsurance investments in associates and joint ventures, and other equity and equity-related holdings which are considered long-term strategic holdings. These measures are presented and explained in note 15 (Financial Risk Management, under the heading "Market Risk") to the unaudited interim consolidated financial statements for the three and six months ended June 30, 2025.
Capital Management Measures
Net debt, net total capital, total capital, net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital are measures and ratios used by the company to assess the amount of leverage employed in its operations. The company also uses an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio to measure its ability to service its debt and pay dividends to its preferred shareholders. These measures and ratios are calculated using amounts presented in the company's unaudited interim consolidated financial statements for the three and six months ended June 30, 2025, both including and excluding the relevant balances of consolidated non-insurance companies, and are presented and explained in note 15 (Financial Risk Management, under the heading "Capital Management").
Total of Segments Measures
Property and casualty insurance and reinsurance – References in this MD&A to the company's property and casualty insurance and reinsurance operations do not include the company's life insurance and run-off operations. The company believes this aggregation of reporting segments to be helpful in evaluating the performance of its core property and casualty insurance and reinsurance companies and has historically disclosed measures on this basis including operating income (loss), consistent with the information presented in note 16 (Segmented Information) to the unaudited interim consolidated financial statements for the three and six months ended June 30, 2025, as well as net premiums written, net premiums earned and underwriting profit (loss), which are presented in this MD&A. References to “insurance and reinsurance” operations includes property and casualty insurance and reinsurance, life insurance and run-off operations.
Net finance income (expense) from insurance contracts and reinsurance contract assets held – This measure represents the net change in the carrying amounts of the company's insurance contracts and reinsurance contract assets held arising from the effects of the time value of money, and is calculated as the sum of the respective amounts presented in the consolidated statement of earnings.
Operating income (loss) – This measure is used by the company as a pre-tax performance measure of operations that excludes net finance income (expense) from insurance contracts and reinsurance contract assets held, net gains (losses) on investments, interest expense and corporate overhead and other, and that includes interest and dividends and share of profit (loss) of associates, which the company considers to be more predictable sources of investment income. Operating income (loss) includes the insurance service result and other insurance operating expenses of the insurance and reinsurance operations and the revenue and expenses of the non-insurance companies. A reconciliation of operating income (loss) to earnings before income taxes, the most directly comparable IFRS measure, is presented in note 16 (Segmented Information) to the unaudited interim consolidated financial statements for the three and six months ended June 30, 2025. All figures in that reconciliation are from the company's unaudited interim consolidated statement of earnings for the three and six months ended June 30, 2025, except for net finance income (expense) from insurance contracts and reinsurance contract assets held, which is comprised of figures from the consolidated statement of earnings as described above, and corporate overhead and other, which is described below.

Corporate overhead and other – This measure includes corporate and other expenses as presented in the consolidated statement of earnings, representing the non-underwriting operating expenses of the Fairfax holding company and the holding companies of the insurance and reinsurance operations, and the amortization of intangible assets that primarily arose on acquisition of the insurance and reinsurance subsidiaries. Also included are investment management and administration fees paid by the insurance and reinsurance subsidiaries to the Fairfax holding company, interest and dividends earned on holding company cash and investments and holding company share of profit (loss) of associates. Refer to the Corporate Overhead and Other section in this MD&A.
Non-GAAP Financial Measures and Ratios
The financial measures and ratios described below are presented on the same basis as prior to the adoption of IFRS 17 Insurance Contracts on January 1, 2023.
Net premiums earned – Net premiums earned represents the portion of net premiums written that are considered earned by the company during a specified period in exchange for providing insurance coverage to the policyholder. This measure is used in the insurance industry and by the company primarily to evaluate business volumes, including related trends, and the management of insurance risk.
Underwriting profit (loss) – A measure of underwriting activity calculated as insurance service result with the effects of discounting for net claims recorded in the current period and changes in the risk adjustment and other excluded, and other insurance operating expenses deducted, as shown in the table in the Overview of Consolidated Performance section of this MD&A, under the heading "Underwriting Performance".
Adjusted operating income (loss) – Calculated as the sum of property and casualty insurance and reinsurance companies underwriting profit (loss), interest and dividends and share of profit (loss) of associates, this measure is used in a similar manner to operating income (loss).
Adjusted operating income interest coverage and adjusted operating income interest and preferred share dividend distribution coverage are ratios used to measure the ability of the property and casualty insurance and reinsurance companies to service their debt and the debt and preferred dividend obligations of the holding company. Balances of the non-insurance companies are excluded from the calculation of these ratios. Adjusted operating income interest coverage is calculated as adjusted operating income of the property and casualty insurance and reinsurance companies divided by consolidated interest expense on borrowings excluding non-insurance companies. Adjusted operating income interest and preferred share dividend distribution coverage is calculated as adjusted operating income of the property and casualty insurance and reinsurance companies divided by the sum of consolidated interest expense on borrowings, excluding non-insurance companies, and preferred share dividend distributions of the holding company adjusted to a pre-tax equivalent at the company's Canadian statutory income tax rate.
Property and casualty insurance and reinsurance ratios – The combined ratio, undiscounted is the traditional performance measure of underwriting results of property and casualty companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned), the commission expense ratio (commissions expressed as a percentage of net premiums earned) and the underwriting expense ratio (other underwriting expenses, including premium acquisition costs, expressed as a percentage of net premiums earned). Other ratios used by the company include the accident year loss ratio (claims losses and loss adjustment expenses excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years, expressed as a percentage of net premiums earned), and the accident year combined ratio (the sum of the accident year loss ratio and the expense ratio). The ratios described are derived from information disclosed in the Net Earnings by Reporting Segment section of this MD&A and adjusted principally to remove the effects of discounting for net claims recorded in the current period, the change in the risk adjustment and other insurance operating expenses. These ratios are used by the company for comparisons to historical underwriting results, to the underwriting results of competitors and to the broader property and casualty industry, as well as for evaluating the performance of individual operating companies. The company may also refer to combined ratio points, which expresses, on an undiscounted basis, a loss that is a component of losses on claims, net, such as a catastrophe loss or net favourable or adverse prior year reserve development, as a percentage of net premiums earned during the same period.
The tables below present the amounts used in the calculation of the property and casualty insurance and reinsurance companies ratios and reconciles insurance revenue to net premiums earned. A reconciliation of underwriting profit (loss) of the property and casualty insurance and reinsurance reporting segments to insurance service result, the most directly comparable IFRS measure, is shown in the Overview of Consolidated Performance section of this MD&A, under the heading "Underwriting Performance".

	Second quarter
	North American Insurers		Global Insurers and Reinsurers		International Insurers and Reinsurers		Property and Casualty Insurance and Reinsurance
	2025	2024	2025	2024	2025	2024	2025	2024
Reconciliation of net premiums earned:
Insurance revenue(1)	2,237.8	2,159.5	4,062.5	3,826.2	1,470.2	1,558.3	7,770.5	7,544.0
Cost of reinsurance(1)	(322.5)	(294.1)	(641.7)	(668.6)	(454.7)	(679.6)	(1,418.9)	(1,642.3)
Net insurance revenue	1,915.3	1,865.4	3,420.8	3,157.6	1,015.5	878.7	6,351.6	5,901.7
Adjust for: net ceding commissions on reinsurance assumed (reinsurance held) and other	(74.8)	(99.8)	127.8	161.3	9.4	65.3	62.4	126.8
Net premiums earned	1,840.5	1,765.6	3,548.6	3,318.9	1,024.9	944.0	6,414.0	6,028.5

Total underwriting expenses, net:
Losses on claims - accident year	1,177.1	1,102.9	2,245.2	2,199.8	678.5	627.1	4,100.8	3,929.8
Net favourable prior year reserve development	(22.6)	(19.5)	(62.9)	(44.8)	(77.7)	(67.5)	(163.2)	(131.8)
Losses on claims - calendar year	1,154.5	1,083.4	2,182.3	2,155.0	600.8	559.6	3,937.6	3,798.0
Commissions	298.1	278.9	641.7	550.9	151.3	161.4	1,091.1	991.2
Other underwriting expenses	299.8	295.6	431.4	382.1	227.2	191.2	958.4	868.9
Total underwriting expenses, net	1,752.4	1,657.9	3,255.4	3,088.0	979.3	912.2	5,987.1	5,658.1
Underwriting profit	88.1	107.7	293.2	230.9	45.6	31.8	426.9	370.4
Combined ratio, undiscounted	95.2%	93.9%	91.7%	93.0%	95.5%	96.6%	93.3%	93.9%

	First six months
	North American Insurers		Global Insurers and Reinsurers		International Insurers and Reinsurers		Property and Casualty Insurance and Reinsurance
	2025	2024	2025	2024	2025	2024	2025	2024
Reconciliation of net premiums earned:
Insurance revenue(1)	4,412.1	4,265.3	7,940.7	7,472.1	2,944.4	3,558.2	15,297.2	15,295.6
Cost of reinsurance(1)	(642.4)	(613.3)	(1,245.2)	(1,333.2)	(952.1)	(1,395.4)	(2,839.7)	(3,341.9)
Net insurance revenue	3,769.7	3,652.0	6,695.5	6,138.9	1,992.3	2,162.8	12,457.5	11,953.7
Adjust for: net ceding commissions on reinsurance assumed (reinsurance held) and other	(156.3)	(183.9)	381.6	391.8	(12.1)	(304.2)	213.2	(96.3)
Net premiums earned	3,613.4	3,468.1	7,077.1	6,530.7	1,980.2	1,858.6	12,670.7	11,857.4

Total underwriting expenses, net:
Losses on claims - accident year	2,316.8	2,176.0	4,953.5	4,230.9	1,285.3	1,189.9	8,555.6	7,596.8
Net favourable prior year reserve development	(39.6)	(30.9)	(217.4)	(49.1)	(125.3)	(81.7)	(382.3)	(161.7)
Losses on claims - calendar year	2,277.2	2,145.1	4,736.1	4,181.8	1,160.0	1,108.2	8,173.3	7,435.1
Commissions	580.8	543.7	1,261.7	1,092.2	313.3	312.8	2,155.8	1,948.7
Other underwriting expenses	588.4	581.9	799.9	756.1	429.5	392.2	1,817.8	1,730.2
Total underwriting expenses, net	3,446.4	3,270.7	6,797.7	6,030.1	1,902.8	1,813.2	12,146.9	11,114.0
Underwriting profit	167.0	197.4	279.4	500.6	77.4	45.4	523.8	743.4
Combined ratio, undiscounted	95.4%	94.3%	96.1%	92.3%	96.1%	97.6%	95.9%	93.7%
(1)    As presented in the Net Earnings by Reporting Segment section of this MD&A.

Excess (deficiency) of fair value over carrying value – These pre-tax amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance for the company's non-insurance associates and market traded consolidated non-insurance subsidiaries that are considered to be portfolio investments, which are Fairfax India, Thomas Cook India, Dexterra Group and Boat Rocker.

	June 30, 2025			December 31, 2024
	Fair value	Carrying value	Excess of fair value over carrying value	Fair value	Carrying value	Excess of fair value over carrying value
Non-insurance associates	8,662.7	7,080.7	1,582.0	7,394.9	6,615.9	779.0
Non-insurance companies	1,861.3	1,065.1	796.2	1,779.0	1,077.5	701.5
	10,524.0	8,145.8	2,378.2	9,173.9	7,693.4	1,480.5
Non-insurance associates included in the performance measure
The fair values and carrying values of non-insurance associates used in the determination of this performance measure are the values included in the consolidated balance sheets as at June 30, 2025 and December 31, 2024, and excludes investments in associates held by the company's consolidated non-insurance companies as those amounts are already included in the carrying values of the consolidated non-insurance companies used in this performance measure.

	June 30, 2025		December 31, 2024
	Fair value	Carrying value	Fair value	Carrying value
Investments in associates as presented on the consolidated balance sheets	9,750.1	7,914.5	8,144.8	7,153.3
Less:
Insurance and reinsurance investments in associates(1)	1,083.2	828.9	745.9	532.8
Associates held by consolidated non-insurance companies(2)	4.2	4.9	4.0	4.6
Non-insurance associates included in the performance measure	8,662.7	7,080.7	7,394.9	6,615.9
(1)    As presented in note 6 (Investments in Associates) to the unaudited interim consolidated financial statements for the three and six months ended June 30, 2025.
(2)    Principally comprised of associates held by Thomas Cook India (including its share of Quess), Dexterra Group and Boat Rocker.
Non-insurance companies included in the performance measure
The fair values of market traded consolidated non-insurance companies are calculated as the company's pro rata ownership share of each subsidiary's market capitalization as determined by traded share prices at the financial statement date. The carrying value of each subsidiary represents Fairfax's share of that subsidiary's net assets, calculated as the subsidiary's total assets less total liabilities and non-controlling interests. Carrying value is included in shareholders’ equity attributable to shareholders of Fairfax in the company's consolidated balance sheets as at June 30, 2025 and December 31, 2024, as shown in the table below, which reconciles the consolidated balance sheet of the market traded non-insurance companies to that of the total non-insurance companies included in the company's consolidated balance sheet.

	June 30, 2025			December 31, 2024
	Market traded non-insurance companies	All other non-insurance companies(1)	Total non-insurance companies(2)	Market traded non-insurance companies	All other non-insurance companies(1)	Total non-insurance companies(2)
Portfolio investments	2,416.4	217.6	2,634.0	2,180.1	111.8	2,291.9
Deferred income tax assets	37.6	74.3	111.9	36.3	52.3	88.6
Goodwill and intangible assets	497.2	3,851.4	4,348.6	582.7	3,599.0	4,181.7
Other assets(3)	1,226.4	4,147.9	5,374.3	1,190.9	4,014.3	5,205.2
Total assets	4,177.6	8,291.2	12,468.8	3,990.0	7,777.4	11,767.4

Accounts payable and accrued liabilities(3)	1,048.2	2,502.3	3,550.5	839.6	2,402.0	3,241.6
Derivative obligations	—	70.8	70.8	0.1	82.6	82.7
Deferred income tax liabilities	79.1	447.4	526.5	68.9	445.4	514.3
Borrowings - non-insurance companies	672.7	2,528.1	3,200.8	676.3	2,212.6	2,888.9
Total liabilities	1,800.0	5,548.6	7,348.6	1,584.9	5,142.6	6,727.5

Shareholders’ equity attributable to shareholders of Fairfax(4)	1,065.1	2,666.2	3,731.3	1,077.5	2,421.4	3,498.9
Non-controlling interests	1,312.5	76.4	1,388.9	1,327.6	213.4	1,541.0
Total equity	2,377.6	2,742.6	5,120.2	2,405.1	2,634.8	5,039.9
Total liabilities and total equity	4,177.6	8,291.2	12,468.8	3,990.0	7,777.4	11,767.4
(1)    Portfolio investments include intercompany debt securities, issued by a non-insurance company to Fairfax affiliates, which are eliminated on consolidation.
(2)    Non-insurance companies as presented in the Segmented Balance Sheet in this MD&A.

(3)    Other assets include due from affiliates. Accounts payable and accrued liabilities include due to affiliates.
(4)    Bolded figures represent the carrying values of the market traded non-insurance subsidiaries.
Cash provided by (used in) operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) is presented in this MD&A for the larger property and casualty insurance and reinsurance reporting segments as management believes this measure to be a useful estimate of cash generated or used by underwriting activities. This measure is a component of cash provided by (used in) operating activities as presented in the consolidated statement of cash flows, the most directly comparable IFRS measure.

	First six months
	2025	2024
Cash provided by (used in) operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL):
North American Insurers and Global Insurers and Reinsurers	2,155.8	1,887.8
All other reporting segments	685.6	(30.8)
Net purchases of investments classified at FVTPL	(1,275.7)	(90.7)
Cash provided by operating activities as presented in the consolidated statement of cash flows	1,565.7	1,766.3

Intercompany shareholdings – On the segmented balance sheets intercompany shareholdings of insurance and reinsurance subsidiaries are presented as "Investments in Fairfax insurance and reinsurance affiliates" and intercompany shareholdings of non-insurance subsidiaries are included in “Portfolio investments”. Intercompany shareholdings of subsidiaries are carried at cost in the segmented balance sheets as management believes that provides a better comparison of operating performance over time, whereas those shareholdings are eliminated upon consolidation in the consolidated financial statements with no directly comparable IFRS measure.